

05001766

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 27, 2005

Commission File Number ___01-15016___



MDS INC.
(Translation of registrant's name into English)

100 International Boulevard
Toronto, Ontario Canada M9W 6J6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F......... Form 40-F....X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _X_

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ...X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2005

MDS INC.

By: /s/ Peter E. Brent
Peter E. Brent, Sr. Vice-President and General Counsel and Corporate Secretary

Documents Included as Part of this report:

No.	**Document**
1.	Annual Report
2.	Management Discussion & Analysis (Annual Report Financial Review)
3.	Notice of Meeting and Management Proxy Circular
4.	Form of Proxy
5.	Form 52-109FT1 - Certification of Annual Filings by CEO
6.	Form 52-109FT1 - Certification of Annual Filings by CEO



Science advancing health

OUR PLAN IN Action

2004 Annual Progress Report



272+
23
6
3
1

MDS has locations in 25 countries on 5 continents.

1 Africa
Johannesburg, South Africa

6 Asia
Beijing, China
Hong Kong, China
Kyoto, Japan
Tokyo, Japan
Singapore, Singapore
Taipei, Taiwan

23 Europe
Brussels, Belgium
Fleurus, Belgium
Prague, Czech Republic
Odense, Denmark
Sittingbourne, England
Wokingham, England
Baillet-en-France, France
Lyon, France
Sèvres, France
Sophia Antipolis, France
Hamburg, Germany
Langenfeld, Germany
Munich, Germany
Budapest, Hungary
Milan, Italy
Belfast, Northern Ireland
Krakow, Poland
Bucharest, Romania
Madrid, Spain
Lund, Sweden
Geneva, Switzerland
Zurich, Switzerland

272+ North America
Calgary, Alberta
Edmonton, Alberta*
Burnaby, British Columbia
Vancouver, British Columbia
Victoria, British Columbia
Winnipeg, Manitoba*
Moncton, New Brunswick*
Mount Pearl, Newfoundland*
Dartmouth, Nova Scotia*
Concord, Ontario
London, Ontario
Mississauga, Ontario
Ottawa, Ontario
St. Catharines, Ontario
Sudbury, Ontario
Toronto, Ontario
Blainville, Quebec
Châteauguay, Quebec
Dollard-des-Ormeaux, Quebec
Laval, Quebec
Montreal, Quebec
Pointe-Claire, Quebec*
Sainte-Dorothée, Quebec
Saint-Laurent, Quebec
Westmount, Quebec
Phoenix, Arizona
Irvine, California
San Francisco, California
Fort Lauderdale, Florida*
Tampa, Florida
New Orleans, Louisiana
Boston, Massachusetts
Lincoln, Nebraska
Neptune, New Jersey
King of Prussia, Pennsylvania
Bothell, Washington

Mexico City, Mexico

3 South America
Buenos Aires, Arge
Santiago, Chile
Lima, Peru

* Indicates joint ventu partnership

+ Indicates 240 Patien Service Centres rela to our diagnostics business

2004 Achievements	What to Expect in 2005
> Achieved record revenues in gamma sterilization business > Developed new Theratron product with expanded capabilities and efficiencies > Achieved record financial results > Launched new therapeutic isotopes > Defined strategy to expand radiopharmaceutical services offering	> Resolution of outstanding issues with Atomic Energy of Canada Limited (AECL) and Canadian government > Continued focus on expansion of cobalt-60 capacity > Launch new generation Theratron > Implementation of new service offering for radiolabelled compounds and drug development
> Expanded scope of Applied Biosystems/MDS Sciex joint venture in mass spectrometry with the acquisition of Applied Biosystems MALDI-TOF systems and software > Announced plans to open a new manufacturing facility in Singapore as part of a larger business strategy to maintain market leadership and low cost capability > Achieved record financial results	> Integration of MALDI-TOF acquisition into MDS Sciex > Further progress on future products development > Launch new product based on CDS (Cellular Dielectric Spectroscopy) technology for use in the drug discovery and development process
> Three of four segments outperformed target growth rates: Discovery and Preclinical: 21% Early Clinical Research: 15% Global Clinical Research: 14% > Grew drug development programs with 19 active programs and 41 in negotiations to date	> Improved performance in each business segment targeting growth in excess of market rates > Continue to grow drug development programs > Expand biomarker alliances
> Exited Memphis, Georgia, New York and Duke lab operations > Achieved objective of increasing operating income by >8% > Achieved record financial results	> Complete exit from US joint venture diagnostics businesses > Continue operational excellence initiatives to enhance performance > Complete fee negotiations with Ontario government > Work to implement the terms of the lab reform agreemen between the Government of British Columbia and the BC Medical Association > Develop a long-term growth strategy to build on Canadia leadership position
> Announced intention to monetize investment > Achieved record financial results	> Further progress on monetization



Last year we launched an action plan focused on four key priorities: achieving the right mix of businesses, focusing on customers, building a new platform for growth and driving enhanced performance. This year's annual progress report provides an update on our progress in executing that Plan.

Our Plan in Action.

MDS is an international health and life sciences company that provides products and services that our customers need for the development of drugs and the management of disease. We are a leading global provider of clinical research and diagnostic services, advanced detection instruments, and nuclear material used in imaging, cancer treatments and material sterilization.

MDS operates in two segments—Life Sciences and Health.

Segment	Description	Business	Products and services
Life Sciences 	Our products and services support pharmaceutical and biotech companies in the drug development process and medical practitioners in the management of disease.	**Isotopes** $348 million 20% of revenues	> Medical isotopes for diagnostic and radiotherapeutic applications > Radiopharmaceutical development and manufacturing services > Radiation treatment systems for oncology > Sterilization technology for medical and consumer products
		Analytical instruments $282 million 16% of revenues	> Advanced analytical instrumentation
		Pharmaceutical *research services* $536 million 30% of revenues	> Drug discovery and development services
Health 	Our products and services enable medical practitioners and hospitals to better manage their patients' health care needs.	**Diagnostics** $407 million 23% of revenues	> Clinical, anatomical, esoteric and genetic laboratory testing and information > Transformation and management of hospital laboratories
		Distribution $[illegible] million [illegible]% of revenues	> Distribution of medical/surgical products

2004 was a year of progress. While we made incremental improvements in performance, we made significant strides in how we operate our businesses. These steps will position us well for the future.

Years ended October 31	2004	2003	2002
FINANCIAL RESULTS (millions of Canadian dollars, except EPS)			
Revenues	**$ 1,764**	$ 1,665	$ 1,636
Operating income	**$ 150**	$ 191	$ 214
Net income	**$ 51**	$ 48	$ 105
Earnings per share—basic	**$ 0.36**	$ 0.34	$ 0.75
Earnings per share—core businesses*	**$ 1.14**	$ 1.21	$ 1.07
Cash from operating activities	**$ 179**	$ 240	$ 186
Capital expenditures	**$ 112**	$ 121	$ 152
FINANCIAL POSITION			
Total assets	**$ 2,657**	$ 2,565	$ 2,542
Net debt	**$ 198**	$ 282	$ 431
Shareholders' equity	**$ 1,497**	$ 1,426	$ 1,354

* Core businesses include Life Sciences and Health. See table in Management's Discussion and Analysis for details.

Early in 2004, the management of MDS committed to dealing with a number of significant issues that were impacting our performance. The management team delivered on virtually all of these commitments in the last year

A YEAR OF PROGRESS

> In **reorganizing MDS Proteomics**, the Company worked with the management team to develop a new services related business model and reduced its ownership to 48% and its carrying value to nil, thereby eliminating any future impact of operating losses on MDS's operating results.

> The management team at MDS Diagnostic Services committed to **exiting the US laboratory market** and has over the last year, sold or exited four of the five operations in the US.

> **Improving operating income by 5%–8%** in the Canadian diagnostics business was achieved reflecting our operational excellence program in the diagnostics business.

> The Company met its first major go-live objective in November 2004 in **implementing the Oracle system with the Corporate and Enterprise Services** groups. The implementation at the business unit level will follow as we move through 2005.

"When we launched our action plan last year, we knew it wouldn't be easy, but we also knew it was essential. Achievements and challenges of the past year have proven us right on both counts. We have been going through the proverbial period of short-term pain for long-term gain."



John A. Rogers President and CEO

Our plan in action

First and foremost, we have proceeded with the action plan and made good progress on many fronts, as indicated in the report that follows this letter. We have not achieved all our targets nor have we completed every initiative, but we are well on our way.

While managing the implementation of our action plan, three of our four business divisions produced record levels of revenues and earnings. As well, we restructured our proteomics business, exited our US lab business and made a significant acquisition in our analytical instruments business.

The scope and scale of the change we are undertaking at MDS is significant and the speed of change is increasing as we move along the implementation path. To date, we have implemented the Oracle system with the Corporate and Enterprise Services groups. MDS Nordion, MDS Diagnostic Services, MDS Sciex and MDS Pharma Services will follow as we move through 2005. In addition, we have established Enterprise Services and are continuing with the renewal of our IT infrastructure in collaboration with IBM.

Our financial results in 2004 reflect a number of issues, including the impact of the sharp decline in the US dollar, the costs of implementing our action plan and change initiatives, and a disappointing performance in an important segment of our pharmaceutical research services business where a number of operational issues persist. These issues indicate just how important it is to stay the course with our action plan and change initiatives. We need to become more efficient and more effective in order to realize the extraordinary potential of this Company during challenging times.

Although we are not satisfied with our current level of earnings, we have continued to strengthen the financial position of the Company, improving the net cash position and our capital structure. We are in very good shape financially to maintain our momentum, proceed with change initiatives and aggressively pursue growth strategies.

Growth strategy

While building a new platform for growth, we have been developing strategies to leverage this platform and resume our historical growth trajectory in the months and years ahead.

As we look ahead, we have a vision of enabling improved outcomes in the treatment of disease. That vision is the basis of our strategic focus on customer relationships and is key to unlocking future growth opportunities. Our platform will be the foundation—accommodating growth and ensuring that we maximize returns and shareholder value. We will be building on that foundation within a strategic framework that makes sense for MDS.

The central pillars of that framework are:

- *maintaining the right mix of businesses to mitigate the risk to participate in different markets and* business cycles;
- enhancing customer relationships by developing the products and services that they need; niche development—focusing on strong niches within the life sciences and health fields where we have the opportunity to establish global leadership;
- moves into adjacent or overlapping businesses—expanding our business base in markets we know, where we can leverage our expertise, customer relationships and infrastructure;
- development of strategic alliances to participate in opportunities for enhancing customer relationships by providing integrated solutions; and
- pursuing strategic acquisitions as we complete the implementation of our change initiatives.

Within this framework, our overall approach is straightforward. We aim to build leading positions in our core businesses and platforms and identify and pursue opportunities in adjacent or related spaces. This approach will fuel the ongoing evolution of MDS as we continue to change and position ourselves for changes in global health care, for breakthroughs in technology and for the industry dynamics that are transforming our world.

As we pursue our growth targets, we are confident that we can achieve substantial growth internally. Indeed, over time we expect to generate our growth through the enhanced performance of our existing businesses, as they improve operating margins, exceed market growth rates, enhance their customer value propositions and pursue initiatives in adjacent areas.

We will continue to augment internal growth with external acquisitions. Clearly, any acquisition target must be in the life sciences and health field and must be in the scope of our vision. Beyond those basic considerations, we have established clear criteria. Acquisitions should be accretive in the near- to mid-term; we must be able to integrate them effectively and leverage our infrastructure, systems, expertise, technology and relationships effectively.

Our decision to expand the scope of our Applied Biosystems/MDS Sciex joint venture in Time of Flight mass spectrometry is an example of our adjacency strategy in action—providing new opportunities with next-generation products in a field where we have strong leadership in key global niches.

Our purchase of a 50% interest in Applied Biosystems' MALDI-TOF business is a model transaction meeting the criteria we have established for acquisitions. The market is a growth market, it is in an area that we know well, it allows us to leverage our expertise in this field and it has low integration risk.

Driving forward

Many challenges lie ahead as we complete the action plan and proceed with growth strategies. We expect 2005 to be a demanding year. The issues we have been facing with respect to the impact of the weak US dollar on our Canadian dollar reported results and our pharmaceutical research services business persist. Implementation of Common Business Systems, other change initiatives and increased corporate compliance costs associated with Sarbanes-Oxley and related Canadian legislation will continue to result in elevated levels of cost and absorb considerable time and effort. We are maintaining our momentum and holding the course with our action plan. Indeed, we are accelerating. Some results will be evident in the year ahead; others will take longer to bear fruit.

Through this challenging and active period, we have continued to strengthen the management team to meet the challenges ahead. We are continuing our global search for the position of Chief Operating Officer. This senior executive role will be key to driving the operating performance of the Company and so we are looking to recruit the very best candidate and expect to conclude this search as we move through 2005.

In the last year, two of our most senior executives retired from the Company. Wilf Lewitt announced his intention to retire from his role as Executive Chairman after 34 years with MDS. Wilf joined MDS as President and CEO in 1970 and remained in that position until 1996. He then assumed the role of Executive Chairman of the Board. Under his guidance, MDS grew from a small lab business in Ontario, Canada, to a global health and life sciences company. Those of us who have had the opportunity to work with Wilf over the years could not have had a better role model: bright, intuitive, a superb negotiator, strategic and entrepreneurial, with an impeccable value set. Wilf's tremendous integrity established a high standard of ethical leadership at MDS. This is one of the many legacies he will leave with us.

As well, Ron Yamada, one of the Company's founders, retired from MDS in May of 2004. Ron, whose entrepreneurial spirit was instrumental in building the Company from the start, had an unwavering commitment to the success of the Company and a clear vision of what it would take to build an enduring company. His enthusiasm, intelligence and curiosity led us into a number of great opportunities over the years.

Ron and Wilf, we are so grateful to have had the benefit of your leadership and talent for so many years—and while we recognize that this is part of the normal evolution of the Company, we miss your wisdom and intelligence already.

At the end of the year, we were pleased to appoint John Mayberry as the Company's first Non-Executive Chairman. As well, Wendy Dobson will not stand for re-election to the Board. Wendy's contribution to the Board during her nine years of service was significant and we thank her for her commitment. With Wendy's departure from the Board, we welcome Kathleen O'Neill as a board nominee.

As I look beyond 2005 to the longer term future of MDS, I see the evolution of our management team to one that is more focused than ever on executing the business plans of the organization, an emerging technology infrastructure that will position us well for the future and a great portfolio of businesses on which we can grow in the exceptional markets in which we are so well positioned. We have a bright future and are totally dedicated to realizing the full potential of this great Company.



John A. Rogers President and CEO

Last year, we identified four key priorities: achieving the right mix of businesses, focusing on customers, building a new platform for growth and driving enhanced performance. We are making progress

OUR PLAN IN *Action*

OUR PLAN IN

Achieving the right mix of businesses

Focused on strong and growing markets with a strategic balance of products and services, we are building on our current areas of strength and seizing opportunities to gain market leading positions that reflect the needs of our customers in drug development and disease diagnosis

PROGRESS

> **US lab business**
- **Achievements:** Exited the majority of our US lab businesses, divesting Memphis, New York and Georgia operations, and exceeded targeted reorganization savings
- **Next:** Complete exit of US lab business in early 2005

> **Proteomics**
- **Achievements:** Completed reorganization, gained access to tax assets and reduced investment position eliminating profit and loss impact
- **Next:** Realize benefits to MDS of new business plan and potential upside in technology developments

> **Generic Radiopharmaceuticals** (Fleurus, Belgium)
- **Achievements:** Discontinued operations
- **Next:** Reallocate resources to higher growth opportunities

> **MDS Sciex**
- **Achievements:** Validated relevance of CDS technology with scientific community at Society of Biomolecular Screening 2004
- **Next:** Launch new product based on CDS technology in late 2005

> **MDS Sciex/ABI joint venture**
- **Achievements:** Expanded joint venture to include MALDI-TOF and TOF/TOF technologies, gaining access to attractive market segment with an established partner
- **Next:** Integrate acquisition and solidify market lead in segment

We are concentrating on our higher growth businesses, repositioning underperforming operations and reallocating financial and human resources to focus on high-potential opportunities in attractive markets—with a focus on drug development and disease diagnosis

Goal	Actions	Outcomes	Next Steps
> **Reallocate resources to high performing businesses**	> Sold: New York and Georgia lab operations to LabCorp > Sold: Memphis lab operations to American Esoteric Laboratories Inc. > Exited: Duke management contract	> Restructured infrastructure supporting US lab operations > Contributed to improved Health segment operating margins	> Complete exit of remaining US lab operation
> **Eliminate negative impact of losses generated, while maintaining access to high-potential technology**	> Reorganized Proteomics	> Eliminated impact of operational losses > Maintained access to technology potential > Gained access to tax credits and benefits of tax losses carried forward	> Access benefits of new business plan and technology potential
> **Reallocate resources to high performing businesses**	> Exited non-strategic generic radiopharmaceutical business in Europe	> Increased ability to focus on high-potential opportunities	> Complete exit in early 2005
> **Focus on high growth markets**	> Expanded MDS Sciex/ABI joint venture through acquisition of leading MALDI-TOF and TOF/TOF technologies as well as next generation products	> Gained additional access to growing proteomics segment > Merged two first-class MS R&D teams > Leveraged existing expertise to mitigate risk and expand market	> Integrate acquisition > Strengthen leading position in segment

OUR PLAN IN

Focusing on customers

We are asking our customers how we can add value—enhancing and leveraging our client relationships to move up the value chain as we continue to offer differentiated solutions and capture competitive advantage

PROGRESS

> **MDS Inc.—customer focus review**
- **Achievements:** Completed extensive review with customers to better understand emerging trends, challenges and value drivers
- **Next:** Continue to solicit input to ensure alignment with our customers' needs and perceptions

> **Pharmaceutical research services—development programs**
- **Achievements:** Continued growth in program sales that bundle services, offering turnkey solutions versus one-off contracts—19 active programs already in place
- **Next:** Expand drug development programs to accommodate rising biotech demand

> **Analytical instruments—software improvement initiative**
- **Achievements:** Implemented software improvement initiative where customers are an integral part of development
- **Next:** Release software with critical improvements in usability

> **Isotopes—expanded radiolabelling capabilities**
- **Achievements:** Explored opportunities to enable end-to-end development of novel radiopharmaceuticals from bench to commercialization
- **Next:** Build integrated development services for the biopharma industry



MDS Sciex has developed an innovative way to bring the end user into design meetings. Virtual end users, called "Personas," are created to make sure the end users' goals, tasks, and environment are considered in all product design decisions. Each Persona represents a different role that exists in the customer's organization and demonstrates how that role interacts with the products.

As the product develops, a series of usability tests are performed with several end users to make sure that the products reflect the way customers think and interact with them. This allows the development team to make sure they are on the right track and refine designs while the product is still in development.

The result is a product that not only reflects the level of innovation that MDS Sciex has always been known for, it is also designed to meet the needs of the customer from start to finish.



Molecular Insight Pharmaceuticals selected MDS Nordion as their supplier of BMIPP, a lead molecular imaging pharmaceutical candidate under evaluation for the detection of cardiac ischemia in an emergency department setting. The BMIPP is labelled with MDS Nordion's high-purity iodine-123 to provide superior imaging quality. Molecular Insight places high value on the experience and proven expertise that MDS Nordion provides in the manufacturing of radionuclides and the development of radiolabelled processes for novel radiopharmaceuticals. They also depend on a reliable source of I-123 as they move through clinical trials and on to commercial success. With access to multiple cyclotrons in Vancouver, MDS Nordion has the capacity to provide a scalable supply of I-123. Quality and timely delivery of products is critical when manufacturing and distributing molecular imaging pharmaceuticals with short-lived isotopes.



The Canadian Information Productivity Awards (CIPA), which awards excellence through innovation, has recognized MDS Diagnostic Services and its partners, the University Health Network and Mount Sinai Hospital, for Patient Results Online (PRO), a web-based application that enables authorized personnel from the three health care organizations to access and share secure patient information and test results online. Physicians can instantly access patient results when they need them, reducing the reliance on paper copies of results sent between hospitals and improving patient care by making patient transfers between hospitals faster, safer and more convenient.

In British Columbia, a joint venture between MDS Metro Laboratory Services and BC Biomedical Laboratories is providing the same single point of access to integrated diagnostic information in a community setting through PathNET. PathNET, which was designed and developed by the joint venture, is a secure web-based electronic system for transmitting diagnostic information. This is PathNET's second CIPA nomination.



Pharmaceutical companies are continuously challenged to meet and address the pressures of time, cost and human resources inherent in the pharmaceutical development process. In order to meet these challenges, they look to MDS Pharma Services for innovative solutions.

The MDS Pharma Services Pharmacology Services group has developed a unique offering of proprietary assays that when combined with their partner's own assays enable the development process in a highly cost-effective manner.

Partners of MDS Pharma Services have the opportunity to integrate their proprietary assay inventory with MDS's own assay pool, creating a unique partner-specific array of profiling tools. The reports that are generated can be customized to the partner's specifications. MDS Pharma Services also continues to develop new, innovative assays to add to their proprietary menu of assays and so does their partner.

This is one example of how MDS Pharma Services creates value for both parties while achieving the partnership objectives—time, quality and cost benefits to their partner, and larger, longer client relationships from value-sharing solutions based on innovation for MDS Pharma Services.

OUR PLAN IN

Building a new platform for growth

We have made significant investments in change initiatives—necessary investments in capital, people and processes—aimed at increasing efficiency, lowering costs and enhancing return on capital

PROGRESS

> **Information technology**
- **Achievements:** IT platform outsourced with employee transfer completed and in place
- **Next:** Realize benefits including improved quality, reduced risks and lower cost

> **Enterprise Services**
- **Achievements:** Launched Enterprise Services June 1, 2004
- **Next:** Accelerate change, address challenges and realize benefits including cost savings, best practices, lower risk and improved quality

> **Common business systems**
- **Achievements:** First go-live date met and successfully implemented November 1, 2004; Corporate and Enterprise Services now converted to new platform
- **Next:** Complete implementation across business units over the balance of fiscal 2005

In order for MDS to be as successful in the future as in the past, we are changing the way we do things across the Company—we are implementing enabling technologies to increase our flexibility and connectivity, while enhancing our culture of performance and our customer focus

Goal	Actions	Outcomes	Next Steps
> **Outsource non-strategic IT functions and implement global IT platform**	> Outsourced IT infrastructure support to IBM > Implemented a Global IT Helpdesk	> Transferred 93 people to IBM and eliminated a further 37 positions > Established a reliable, stable and robust IT infrastructure	> Improve infrastructure and processes to drive down cost of IBM contract > Further consolidation of infrastructure
> **Implement Common Business Systems and IT infrastructure improvements**	> Selected Oracle ERP system > Selected IBM as implementation partner > Completed system design and implementation planning	> Converted Corporate and Enterprise Services on time and as planned on November 1, 2004	> Conversion of remaining businesses through fiscal 2005
> **Establish consolidated shared services to generate cost savings and benefit from synergies**	> Launched Enterprise Services June 1st 2004 > Transferred approximately 350 people from business units to Enterprise Services > Developed service level agreements for all functions	> Identified and began aggressively implementing cost reductions totalling $20 million in fiscal 2004 > Eliminated redundancies	> Continue to implement cost-reduction initiatives > Drive maximum value from CBS > Realize $40 million in cost savings in fiscal 2005

OUR PLAN IN

Driving enhanced performance

We are building a lean organization with a high-performance culture—we have raised the bar on accountabilities and established clear metrics to execute on plans, deliver on promises, achieve milestones and strive to exceed targets

PROGRESS

> **Accountability**
- **Achievements:** Metrics-driven compensation aligned to performance across MDS
- **Next:** Realize benefits of enhanced performance

> **High-performance culture**
- **Achievements:** 30% of top 150 leadership positions changed over the last two years—34 senior positions eliminated
- **Next:** Continue to seek efficiencies and organizational excellence

> **Breadth and depth of management team**
- **Achievements:** Created COO position and initiated global search for this key executive role
- **Next:** Strengthen and focus our resources at every level of the organization

2004 TARGETS (as set in 2003 and including discontinued US operations)

Metric	Target	Result
Operating margin	Improve 1% to 16%	13%
Earnings per share	10%–15% 5-year CAGR	(6%)
Return on equity	Improve 1% to 12%	10%

We continue to drive towards our goal of enhancing performance and we have taken the steps to strengthen our team and find ways to be more efficient—instituting new performance measures, financial metrics and management accountabilities while strengthening, motivating and empowering the management team

Goal	Actions	Outcomes	Next Steps
> **Strengthen management teams**	> Restructured leadership	> Announced John Mayberry as Non-Executive Chairman of the Board	> Appoint COO > Continued evolution of senior management team, including strengthening scientific/technical capabilities
> **Drive improved operating metrics: Operating margin Return on capital Earning per share**	> Continued implementing Action Plan	> Impact of foreign exchange > Lack of performance in bioanalytical > Higher than expected cost of change > Operating margin: 13% compared to 16% target > Return on equity: 10% compared to 12% target > Earnings per share: $1.14 compared to $1.21 in 2003	> It must be recognized that foreign currency has the potential to significantly impact our operating results in 2005 > We remain committed to achieving improved operating metrics including: • Operating margin • Return on capital • Earnings per share growth—10%–15% 5 year compound growth
> **Lower the cost of doing business**	> Announced Singapore manufacturing plant for MDS Sciex > Continued to implement lean manufacturing processes at MDS Sciex > Implemented supply chain management initiatives	> Low cost capability in the manufacturing of scientific instruments > Increased unit output 40% in same space and decreased stockroom space by 30% > Achieved annualized savings of $20 million	> Realize savings of 15%–30% over next three years > Optimize product development and manufacturing processes > Continue to identify further savings initiatives
> **Improve operating performance within Canadian diagnostics business**	> Support/infrastructure redesigned and realigned > Restructured BC lab management and support	> Contributed to operating income improvement of >8%	> Continue to implement operational excellence initiatives > Deliver quality at lower cost > Build an environment of operational excellence and continuous improvement

Strong and effective corporate governance has been and remains a key priority for MDS. Over the past several years our corporate governance practices have evolved and grown with the Company. We believe that the Company's current governance practices are fundamental to the overall success of the Company and comply in all material respects with all regulatory requirements and guidelines of the Canadian and US securities regulatory agencies and stock exchanges. Any material differences are outlined in the proxy circular, and to the extent there are differences between the Canadian and US requirements, the Company has determined to follow the Canadian requirements. None of such differences are, in the Company's view, material. Key governance policies and practices are highlighted below:

- The Chairman of the Board and the four committees of the Board are 100% independent.
- Directors have access to outside advisors at the Company's expense.
- Directors are required to hold shares or deferred share units.
- The Board evaluates its effectiveness on an annual basis.
- Directors receive orientation and ongoing learning.
- The Board reviews the CEO's performance and objectives annually.
- The Board approves the Company's strategic plans, business plans and strategic investments.
- Succession planning reviews are conducted annually for both senior management and the Board of Directors.
- The Company has a disclosure policy to keep stakeholders informed.

"As MDS proceeded with its growth and change initiatives in 2004, the Company also made further strides in ensuring strong and effective corporate governance to maintain accountability and balance the interests of its shareholders and other stakeholders. We believe that our practices support the key drivers of good governance—accountability and transparency—and position the Board well as active participants in the enhancement of shareholder value at MDS."



John T. Mayberry
Chairman, MDS Board of Directors



Paul S. Anderson[E]
Paul S. Anderson, of Lansdale, PA has served on the Board of the Company since 2003. Dr. Anderson is a Corporate Director, having retired in 2002 after a 40-year career in the pharmaceutical industry. From 2001 to 2003, Dr. Anderson was Vice President, Drug Discovery at Bristol-Myers Squibb (a global pharmaceutical company in Wilmington, DE). Dr. Anderson is also a director of Albany Molecular Research and is a member of the Chemical and Engineering News advisory board and the editorial board of Medicinal Chemistry Research.



Clarence J. Chandran[H]
Clarence J. Chandran, of Cary, NC has served on the Board of the Company since 2001. He retired as President of Business Process Outsourcing, CGI Group Inc. (an information technology services firm headquartered in Montreal, QC) and is a member of its International Advisory Group. Mr. Chandran retired in 2001 as Chief Operating Officer and Director of Nortel Networks Corp. after spending 28 years in the telecommunications industry. Mr. Chandran is Chair of Conros Corporation and Chair of the Chandran Family Foundation Inc.



Wendy K. Dobson[H]
Wendy K. Dobson, PhD, of Uxbridge, ON has served on the Board of the Company since 1995. Dr. Dobson is Professor and Director, Institute for International Business, Joseph L. Rotman School of Management, University of Toronto. She has served as Associate Deputy Minister of Finance and President of the C.D. Howe Institute. Dr. Dobson is also a director of TransCanada Corporation and Toronto-Dominion Bank.



William A. Etherington[A, C]
William A. Etherington, of Toronto, ON has served on the Board of the Company since 2001. Mr. Etherington is Chairman, Canadian Imperial Bank of Commerce. Prior to 2001, Mr. Etherington was Senior Vice President & Group Executive, Sales & Distribution, IBM Corporation (a global information technologies company headquartered in Armonk, NY) and Chairman, President and CEO, IBM World Trade Corporation. Mr. Etherington is also a director of Celestica Inc., Dofasco Inc. and Relizon, as well as a member, President's Council, University of Western Ontario.



John R. Evans[C, H]
John R. Evans, of Toronto, ON has served on the Board of the Company since 1989. Dr. Evans is Chair, Torstar Corporation (a newspaper and book publishing company headquartered in Toronto, ON) and Vice-Chair of NPS/Allelix Biopharmaceuticals Inc. Dr. Evans also chairs the boards of the Canada Foundation for Innovation and MaRS (Medical and Related Sciences) Project.



Wilfred G. Lewitt
Wilfred G. Lewitt, of Toronto, ON has served on the Board of the Company since 1970. Mr. Lewitt retired as Executive Chairman, MDS Inc., effective October 31, 2004, but continues as a member of the Board until March 10, 2005. He is also a director of International Group Inc. and Hemosol Inc.



Robert W. Luba[A]
Robert W. Luba, of Toronto, ON has served on the Board of the Company since 1995. Mr. Luba is President, Luba Financial Inc. Prior to 1994 he was President and CEO of Royal Bank Investment Management Inc., President of Crown Life Insurance Company and Sr. Vice-President of John Labatt Limited. Mr. Luba is also a director of Vincor International Inc., Vector Aerospace, AIM Trimark Investments, ATS Automation Tooling Systems, Menu Foods Income Fund, KPC Income Fund and Associated Brands Income Fund.



John T. Mayberry[C, H]
John T. Mayberry, of Burlington, ON has served on the Board of the Company since 2004. Mr. Mayberry is a Corporate Director. From 2002 to 2003 Mr. Mayberry was Chair of the Board & CEO, Dofasco Inc. (an international steel manufacturer headquartered in Hamilton, ON). Mr. Mayberry is also a director of Scotiabank, Decoma International, Inco Limited and CFM Corporation.



Mary Mogford[C, E]
Mary Mogford, of Newcastle, ON has served on the Board of the Company since 1998. Ms. Mogford is a Corporate Director and a former Deputy Minister of Finance and Deputy Minister of Natural Resources for the Province of Ontario. Ms. Mogford is also a director of Falconbridge Limited, Potash Corporation of Saskatchewan, Sears Canada and the Sears Canada Bank, and is also a member of the Altamira Advisory Council.



John A. Rogers
John A. Rogers, of Toronto, ON has been with MDS since 1973 and served on the Board of the Company since 1993. Mr. Rogers is President & Chief Executive Officer, MDS Inc. Mr. Rogers is also Chairman of Humber River Regional Hospital Foundation and a director of Marsulex Inc. and Source Medical.



Nelson M. Sims[A, E]
Nelson M. Sims, of Key Largo, FL has served on the Board of the Company since 2001. Mr. Sims is President & CEO, Novavax, Inc. (a biopharmaceutical company headquartered in Malvern, PA). Prior to 2001 Mr. Sims was an Executive with Eli Lilly and Company (a global pharmaceutical-based health care company) and President, Eli Lilly Canada, Inc. Mr. Sims is also a director of Novavax.

[A] Audit Committee
[C] Corporate Governance & Nominating Committee
[E] Environment, Health & Safety Committee
[H] Human Resources & Compensation Committee

> **Health Related Charities and Events**
MDS has identified the fight against cancer as our major cause. We actively support, both financially and through direct involvement, many initiatives such as the Canadian Cancer Society's Relay For Life, the Nordion 10K Run, Ottawa Hospital Fundraising Challenge, Colorectal Cancer Screening Initiative Foundation and Wellspring to name a few.

The fundamental objective of our Corporate Citizenship program is to support our purpose of making a distinctive contribution to the health and well-being of people around the world. We do this by supporting initiatives, both financially and through direct involvement, at all levels—globally, nationally and locally.



Our purpose and values in action

At MDS, our purpose is to make a distinctive contribution to the health and well-being of people around the world. We operate according to our core values of mutual trust, genuine concern and respect for people, integrity and commitment to excellence.

Our purpose encompasses all our stakeholders, and our values drive our commitment to strong corporate citizenship and social responsibility. What we achieve through our businesses is important for all stakeholders and for society, and we take great pride in the achievements of charitable organizations and community groups that share our purpose.

Our focus, in keeping with our purpose, is health related charities, scientific research and education, and our communities—organizations that make a direct contribution to health and well-being. We also take great pride in the way employees across the Company put our values into action through their own contributions to their communities and we recognize and encourage their exceptional efforts through our Employee Volunteer Program.

Our commitment is unwavering, and our ability to act on it will be strengthened as we change, grow and build on global leadership. As we achieve our business goals, we will be in a position to contribute more and have an ever-growing impact, building sustainable value for all stakeholders.

Many of the projects we support involve a significant commitment over a number of years. We participate in these projects because the outcome will make a distinctive difference to health and well-being within the communities where we operate.

> **Scientific Research and Education**

MDS recognizes the importance of scientific research in the efforts to understand and cure disease. We are committed to applying science to advance health, and the education of our future scientists is of significant importance. MDS is a founding sponsor of the Medical and Related Sciences (MaRS) Discovery District—a not-for-profit corporation dedicated to accelerating the commercialization of scientific discovery. MDS is also proud to sponsor and partner with a number of academic institutions in recognizing outstanding scientific contributions through the funding of bursaries, scholarships and scientific chairs.

> **Communities**

MDS supports registered charities and events in the communities where we are located and where MDS employees and their families work and live. MDS makes contributions to various health related charities and programs as well as community hospitals and health care facilities. Many of these initiatives provide opportunities for employees to get involved and make a difference on a personal level. Just a few of the organizations that MDS supports include Médecins Sans Frontières/Doctors Without Borders, African Medical and Research Foundation (AMREF), Camp Oochigeas, Special Olympics Foundation and the Juvenile Diabetes Research Foundation.

> **Employee Volunteer Program**

We take great pride in our employees' putting our values into action within their communities. We are pleased to recognize and encourage their efforts through our Employee Volunteer Program. This program is designed to support the causes that are important to our employees. Through the Employee Volunteer Program, MDS makes donations to cultural and sports organizations, health related causes, humanitarian projects and a wide variety of other charitable activities and organizations.



Photo: Francesco Zizola/Magnum Photos

"With over 200 medical field volunteers and 2,000 local staff, Médecins Sans Frontières/Doctors Without Borders is running feeding centres and health care clinics, and ensuring access to clean water in 26 camps for displaced families from Darfur Region in Sudan. The raging war forced 1.2 million people to flee to the neighbouring country of Chad or seek refuge in our camps scattered along the border.

With the generous support of MDS and countless other donors around the world, our teams are able to provide around-the-clock emergency medical care for 700,000 Sudanese. This intervention represents the largest operation undertaken by MSF in 2004.

Working in over 70 countries, Médecins Sans Frontières is the leading medical humanitarian relief organization and has been providing emergency care in crisis situations for over 30 years."

Michèle Joanisse
Director of Fundraising
Médecins Sans Frontières/Doctors Without Borders

Financial Review

January 4, 2005

Following is management's discussion and analysis (MD&A) of the results of operations for MDS Inc. (MDS or the Company) for the year ended October 31, 2004 and its financial position as at October 31, 2004. This MD&A should be read in conjunction with the consolidated financial statements and notes that follow. For additional information and details, readers are referred to the quarterly financial statements and quarterly MD&A for fiscal 2004 and the Company's Annual Information Form (AIF), all of which are published separately and available at www.mdsintl.com and at www.sedar.com.

This MD&A is intended to provide readers with the information that management believes is required to gain an understanding of MDS's current results and to assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects. Readers are cautioned that actual events and results will vary.

In our MD&A and elsewhere, we discuss the results of our core businesses in the Life Sciences and Health segments separately from those of the formerly 89%-owned MDS Proteomics Inc. (MDS Proteomics). Our core operations are mature businesses that generate cash flow and operating results that are consistent with other well-established businesses in their markets. MDS Proteomics is an early-stage research and development company that did not generate significant revenue and incurred substantial operating losses and negative cash flow. We believe that mixing the results of MDS Proteomics with those of our core businesses gives a potentially misleading picture of the results of our businesses. During fiscal 2004, MDS restructured its ownership interest in MDS Proteomics, and as a result, subsequent to July 2004, no longer consolidates the results of this company, now renamed Protana Inc.

In this MD&A we describe certain income and expense items that we label as unusual or non-recurring. These terms are not defined by generally accepted accounting principles ("GAAP"). Our usage of these terms may vary from the usage adopted by other companies. We identify the impact of these amounts on operating income and on earnings per share. We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our reported results.

In addition, terms such as backlog are not defined by GAAP, and our use of such terms or measurement of such items may vary from that of other companies.

Earnings per share and other figures that are reported separately for our core businesses and for MDS Proteomics include all items required to be included under GAAP. We believe that disclosing components of earnings per share along with the consolidated results provides information to readers to enable them to better understand the fundamental trends affecting our businesses. We provide a table in this document that summarizes earnings per share figures for comparison to amounts reported on the face of the income statement.

Tabular amounts are in millions of Canadian dollars, except where noted.

Introduction

MDS is a global health and life sciences company. We provide enabling technologies, products, and services to a global market to improve patient outcomes. Our primary areas of focus are drug discovery and development and disease diagnosis. Our primary customers are pharmaceutical and biotechnology companies and health care providers such as doctors and hospitals. Our products and services include:

1. pharmaceutical research services;
2. radioisotopes used for nuclear medicine and for sterilization;
3. advanced analytical instruments based on mass spectrometry used primarily in drug development;
4. laboratory testing services, the results of which are used by doctors to diagnose disease and plan medical treatment; and
5. distribution of medical supplies and equipment.

Through our mix of products and services, we are intimately involved in the discovery, development and manufacture of life-saving pharmaceuticals and medical devices. In addition, MDS is the largest operator of clinical laboratories in Canada and a critical link in the overall health care system in the country.

Restatement of Prior Years' Results

During 2004, MDS decided to make an orderly exit from our US laboratory business. This decision reflected a further step in our long-term strategic priority of creating the right mix of businesses for the Company, and followed the decision made last year to close our generic radiopharmaceutical manufacturing facility. We have now substantially completed our exit from the US laboratory business and, as required by GAAP, these businesses have been classified as discontinued operations. Results for the prior years have been restated to reflect this treatment. Revenues for 2003 and 2002 have been reduced by $134 million and $141 million, respectively, to reflect the discontinuation of US labs.

Operating Highlights

Fiscal 2004 proved to be a challenging year for MDS. While revenues rose 6% to nearly $1.8 billion, excluding the impact of MDS Proteomics and unusual items, our operating income dropped $20 million to $258 million. This was due to two principal causes. To begin with, our pharmaceutical research services division performed poorly, largely because margins in bioanalytical services were below normal levels due to an unfavourable change in revenue mix and other events which will be discussed in more detail below.

In addition to these issues, we invested $66 million in various change initiatives in our core operations this year, expensing $45 million. As a result, selling, general and administrative ("SG&A") expenses remained higher than we would have liked, at 17.6% of revenues. While this is down from 18.4% last year, we believe reductions will be seen in this area as our change initiatives are completed. Based on our current plans for these initiatives, we expect this elevated level of SG&A spending to be sustained throughout 2005.

Highlights this year included strong revenue growth in late-stage pharmaceutical research (up 15%) and in ion technologies (up 22%). In addition, our Canadian laboratory business performed very well, largely because anticipated fee cuts affecting our British Columbia ("BC") operations were deferred and did not begin until July 1, 2004. Expecting these cuts to be phased in effective September 1, 2003, we began to implement our mitigation strategies in the Fall of 2003. As a consequence of these cuts, operating margins in our Health segment reached 11%, up from 6% for 2003.

We achieved considerable progress against the key initiatives we announced last year. In pursuit of the right mix of businesses, we completed the sale of two money-losing US laboratory operations in March. These sales, coupled with our decision to cease business development activities in the US diagnostics market, resulted in the closure of our Nashville, Tennessee, office at that time. In September, we completed the sale of our Memphis operations. We are now in the late stages of an orderly exit from our final US laboratory business in Florida, and we have ended our laboratory management contract with Duke University Health System.

Our US laboratory business, together with our generic radiopharmaceutical business, generated a net loss of $17 million for the year, inclusive of all required asset write-offs and restructuring charges. Operating losses from these businesses totalled $12 million in 2003. These results are reflected in discontinued operations for the year.

In July 2004, we announced the completion of the reorganization of MDS Proteomics and the new name of the company, Protana Inc. The reorganization reduced our share interest to 48% and our carrying value was written off. As a result of this reorganization, our involvement in the day-to-day management of Protana has been essentially eliminated. In addition, we expect no impact on our reported results from Protana next year.

To complete the reorganization, MDS contributed $15 million to Protana; in return, we acquired a license to certain biomarker technology and gained access to $19 million of tax assets of MDS Proteomics that could not be used by that company. These assets already belonged to the consolidated MDS group but had been fully provided for and had nil carrying value due to the record of losses in MDS Proteomics. Tax accounting rules required that this transaction be reported as an income tax recovery in our third quarter.

We also participated in a corporate reorganization of Hemosol Inc. and as a result now benefit from tax assets belonging to Hemosol Inc. (since renamed LPBP Inc.). For $16 million cash (excluding transaction costs) contributed to Hemosol, we now report the benefit of tax loss carryforwards, investment tax credits, and research and development expense pools having a cash value of $120 million. These tax assets will effectively shelter our Ontario laboratory operations from income taxes for the next eight years.

Considerable progress was also made on our efforts to improve our operating platform this year. In June, we reorganized our major functional support services including human resources, facility services, and information technology into a new operating unit, Enterprise Services ("ES"). In addition, by year-end, we completed the design and preliminary implementation work for our new enterprise resource planning system. Effective November 1, 2004, ES and our Corporate office were transitioned from their existing financial system to the new system. Other business units will be converted to the new platform by early 2006.

In fiscal 2004 we faced significant economic challenges due to the changing global economy. Most of the revenue generated in our Life Sciences businesses comes from exports from Canada or from foreign operations. Much of this revenue is generated in US dollars. Compared to fiscal 2003, the average exchange rate between the Canadian and US dollar declined by 12¢. The effective rate that we realized on exports of products and services into the US market in 2004 declined by 7¢, as a result of the effectiveness of our hedging program. Overall, the effective rate at which we translated all US dollar-denominated revenue fell by 9¢. This decrease translates into a revenue decline of $50 million and an operating income decline of $26 million for the year. Comparing 2003 to 2002, these decreases were 13¢, 3¢ and 7¢, respectively. This corresponds to a $32 million decline in revenues and an $11 million drop in operating income for 2003. In isolation, the decrease in the value of the US currency translates into a drop in earnings per share ("EPS") of $0.12 for 2004 versus 2003, following a drop of $0.05 for 2003 over 2002.


Core Earnings
per Share
($)
0.84
0.70
1.07
1.21
1.14
00
01
02
03
04

Four of our five businesses had solid results this year despite the challenges posed by the depreciated US dollar, discussed in more detail in the sections that follow.

Earnings per share for the year were as follows:

	2004	2003	2002
EPS from continuing operations before MDS Proteomics and other items	**$ 1.14**	$ 1.21	$ 1.07
MDS Proteomics	**(0.55)**	(0.24)	(0.27)
EPS from continuing operations before other items	**0.59**	0.97	0.80
Valuation provisions and assets writedowns	**(0.22)**	(0.51)	—
Restructuring charges	**(0.06)**	(0.13)	—
Recognition of MDS Proteomics tax assets	**0.08**	—	—
Patent settlement	**0.06**	0.18	—
Gain (loss) on sale of businesses and other	**0.03**	0.07	(0.05)
EPS from continuing operations	**0.48**	0.58	0.75
Discontinued operations	**(0.12)**	(0.24)	—
Basic EPS	**$ 0.36**	$ 0.34	$ 0.75

Revenues

Consolidated revenues from continuing operations reached $1,764 million this year with strong growth evident from late-stage pharmaceutical research and ion technologies.

	2004	% Change	2003	% Change	2002
Early-stage	**$ 363**	**3**	$ 354	2	$ 346
Late-stage	**173**	**15**	150	(7)	162
Pharmaceutical research services	**536**	**6**	504	(1)	508
Ion technologies	**131**	**22**	107	(18)	131
Nuclear medicine	**217**	**7**	202	3	197
Isotopes	**348**	**13**	309	(6)	328
Analytical instruments	**282**	**4**	270	24	217
Life Sciences segment	**1,166**	**8**	1,083	3	1,053
Laboratory services	**407**	**2**	398	2	390
Distribution	**191**	**4**	183	(4)	190
Health segment	**598**	**3**	581	—	580
Proteomic segment	**—**	**—**	1	(67)	3
Consolidated revenues	**$ 1,764**	**6**	$ 1,665	2	$ 1,636

Revenue growth in our Life Sciences businesses was 8%, led by ion technologies where growth was driven by significantly improved supply conditions for cobalt. After three years of tight cobalt inventories, supply improved in 2003 and 2004. Strong revenue growth, particularly in the second and fourth quarters, was experienced in this division. Although deliveries of cobalt will continue to fluctuate quarter over quarter, due to our dependence on the maintenance schedule for the nuclear reactors in which the cobalt is produced, we expect similar annual revenue from cobalt in 2005.

Our cobalt business is primarily an export business with most sales priced in Canadian dollars. As a result, revenues in this line of business have not been adversely affected by the declining value of the US dollar. On the other hand, revenues from nuclear medicine isotopes, which form the balance of our isotopes division, are largely from sales priced in US dollars. Despite the drop in the US dollar, revenues in this line of business were up 7% on an as-reported basis, and shipments reached record levels.

Early in the year, we concluded an agreement with Biogen Idec Inc., enabling them to buy out certain minimum purchase commitments related to the supply of yttrium-90. Under this agreement, we were paid US$25 million, which has been recorded as deferred revenue. We are amortizing this deferred revenue over the remaining 40-month life of the continuing supply contract with Biogen Idec.

We also had continued strong revenues from analytical instruments, which, at $282 million, were up 4% year-over-year. Revenue growth for this division was driven by continued customer demand for our high-end 4000 class of equipment. While sales of lower end units remain healthy, it is our high-end instruments that drive revenue growth and higher operating margins. Sales by our joint ventures to our partners, which are a good reflection of sales to end users, were up 16% in US dollars, and shipments were at record levels.

In the second quarter of 2003, we announced that we had been successful in a US patent infringement suit against Micromass/Waters ("Micromass"). This year, we reached an agreement with Micromass granting them access to certain technology. We were paid $14 million as part of the final agreement, augmenting the $39 million we reported last year. In addition, the agreement provides for a small royalty on future sales by Micromass.

Reported revenues from pharmaceutical research services were up 6%; however, revenue growth was restrained by the falling US dollar. A significant portion of our pharmaceutical research revenue originates in US dollars, either as exported services from our Canadian operations or as revenues of foreign-based operations located principally in the US. The



"Over the past year, we have redeployed people and financial resources to focus on building a global platform for growth. We are focusing our talents and resources on those initiatives that enhance organizational effectiveness and efficiency, improve quality and reduce costs for our businesses."

David Poirier
President, Enterprise Services and Chief Information Officer



Consolidated Revenues
($ billions)
1.32
1.49
1.64
1.67
1.76
00
01
02
03
04

Canadian dollar and the Euro form the base currencies for the majority of remaining revenues. While the impact of the Euro was marginally positive for the division this year, it was more than offset by the negative impact on growth rates from the US dollar. Had we reported revenues for last year in US dollars, as our major competitors do, we would have reported revenue growth of 16% for 2004 instead of the 6% shown in the revenue table.

Late-stage revenue growth was strong this year with demand for global studies the major contributor. This line of business also saw strong sales growth contributing to our higher backlog, which ended the year at US$300 million, up 30% from a year ago and nearly double the October 2002 level. Growth in late-stage backlog accounts for most of the US$70 million increase in backlog since October 2003.

Early-stage growth was more modest as strong performance in our early clinical, pharmacology and drug safety businesses was offset by a decline in bioanalytical revenues. Although the number of bioanalytical studies we conducted this year was roughly the same as in 2003, the average study size based on samples processed was down. This resulted in lower revenues from this business and lower operating income, reflecting the high fixed cost nature of work performed.

While difficult to measure, the impact of the FDA review of our bioanalytical operations this year was negative. The review, which related to observations by the FDA pertaining to a 2001 bioequivalence study conducted at our Montreal facility, rose in significance following the posting of correspondence from the FDA on their website. The review resulted in disruption to the normal operations of our Montreal site. We dedicated considerable resources to addressing this issue with the FDA and responding to questions from customers. There is no doubt that this unusual level of activity reduced the efficiency and effectiveness of that facility.

Although the FDA situation was not given as a reason for study cancellations, the pace of workflow slowed during the period of the review. In addition to the direct impact on our operations and the possibility of study cancellations related to the uncertainty, we have no way to estimate the degree to which our ability to win new work was affected.

Overall, revenues from bioanalytical work were down 15% year-over-year, while the contribution of this business to segment operating income was down 42% due to the higher fixed cost structure typical of the business. The decline in revenues was most pronounced in the third and fourth quarters, and revenue from bioanalytical hit its low point for the year in the third quarter. Based on recent trends, we believe we are seeing a stabilization of the business as operating income for the unit was level for the last two quarters of the year but still below prior year levels.

The FDA review is ongoing at the date of this report. Subsequent to year-end, we received a second untitled letter pertaining to this review, in which the FDA expressed further concerns. We are continuing to review the study data from trials from the period in question and we are making every effort to meet with the FDA to ensure we fully understand their requirements of us.

We have been diligent in keeping our customers apprised of the situation throughout the period of the review. While our revenues from bioanalytical services dropped significantly in the second and third quarters, revenues levelled off in the fourth quarter, leading us to believe that revenues had stabilized. Given the issuance of the second letter by the FDA, we anticipate a continuation of the uncertainty that currently exists. This may significantly impact the financial position and future results of our bioanalytical operations.

Revenues from laboratory services, which now exclude the results of our discontinued US operations, grew modestly until the third quarter, although we expected a reduction this year resulting from fee schedule changes proposed in BC. These reductions took force in July, resulting in a drop in revenues in the fourth quarter. For the year as a whole, diagnostic revenues were up 2% over 2003, repeating the growth seen from 2002 to 2003.

In preparation for the BC fee cuts (which were to take place in September 2003 and April 2004), we took steps last Fall to reduce operating costs in the province. These steps proved effective, and when combined with the deferral of the fee cuts, significantly improved our operating margin for the first three quarters. Although offset by the fee cut implemented July 1, 2004, the strong results for the first three quarters resulted in a better margin for the full year compared to prior years.

Distribution revenues were up modestly compared to 2003 and 2002. While revenue growth was evident in most months this year, strong SARS-related sales in the second and third quarters of 2003 were not repeated this year.

Operating income

	2004	2003	2002
Operating income before MDS Proteomics and other items	**$ 258**	$ 278	$ 273
MDS Proteomics —Operations	**(26)**	(33)	(52)
—Writedown of goodwill and other assets	**(63)**	(2)	—
—Gain resulting from reorganization	**8**	—	—
Operating income from continuing operations, before other items	**$ 177**	$ 243	$ 221
Valuation provisions	**(35)**	(75)	—
Restructuring charges	**(13)**	(28)	—
Tax credits from MDS Proteomics reorganization	**3**	—	—
Patent settlement	**14**	39	—
Gain (loss) on sale of businesses and other	**4**	12	(7)
Operating income from continuing operations	**$ 150**	$ 191	$ 214

Excluding the impact of MDS Proteomics and other items, our continuing operations achieved an operating margin of 15% this year compared to 17% last year and in 2002.

After considering other items, our operating margin from continuing operations was 9% compared to 11% in 2003 and 13% in 2002.

We failed to achieve the 1% improvement target for our operating margin in 2004 for two primary reasons. To begin with, results in pharmaceutical research were below plan. This primarily reflects disappointing results in our key bioanalytical market, as the majority of the other business units in this division performed well.

Another factor that had an impact on our operating margin this year was our ongoing investment in change. In fiscal 2004, we invested a total of $28 million in design and implementation of our new business platform and improved information technology infrastructure. Of this total, $7 million has been expensed, while the balance has been treated as a capital asset. In addition, we incurred $38 million of incremental costs as we switch over to outsourced support for our desktop information technology environment and to ramp-up Enterprise Services as a shared services organization for our business support services.

Research and development ("R&D") expense for the year was down 21% to $37 million, following a 25% decrease last year. Gross cash spending on new product development remained strong at $83 million compared to $90 million in 2003 and $91 million in 2002. Most of the 2004 spending occurred in our instrumentation business. Spending at MDS Proteomics was considerably lower this year, accounting for the drop from 2003. In fiscal 2004 we realized $9 million of investment tax credits that related to R&D spending by MDS Proteomics in previous years, including $3 million resulting from the July 2004 reorganization. These credits have been recorded to reduce the net R&D expense for the year.

Depreciation and amortization expense of $71 million was down slightly from 2003. An expected increase in this expense related to commencing operations at our MAPLE facility did not occur due to continuing commissioning delays for the reactors.



"MDS is on the path to becoming a high-performance company. The foundation of core values, upon which MDS was built, will remain constant as we move towards that goal."

Jim Reid
Executive Vice-President, Organization Dynamics


Operating Income before Non-recurring Items
($ millions)
204
155
221
243
177
00
01
02
03
04

Other income and expenses includes the following items:

	2004	2003	2002
Cash award on patent settlement	$ 14	$ 39	$ —
Gain (loss) on sale of businesses and investments	4	12	(6)
Valuation provision on long-term investments	(22)	(77)	—
Writedown of other long-term assets	(25)	—	—
Writedown of MDS Proteomics goodwill	(53)	—	—
Gain on reorganization of MDS Proteomics	8	—	—
	$ (74)	$ (26)	$ (6)

During the fourth quarter of 2004, we recorded the following non-cash provisions:

- a $15 million reduction in the carrying value of certain deferred development costs;
- a $10 million reduction in the carrying value of our investment in Iconix Pharmaceuticals, Inc.;
- a $10 million reduction in the value of our holdings in Evolved Digital Systems Inc., bringing the value of this investment to its current market value.

For segment reporting, the first two charges above are recorded in the Life Sciences segment and the final provision is recorded in the Health segment.

The writedown of other long-term assets includes $10 million, which along with the writedown of goodwill, relates to the reorganization of our interest in MDS Proteomics. These charges were recorded at the time the company filed for protection from its creditors. As a result of the final reorganization, MDS was relieved of its responsibility for certain liabilities of MDS Proteomics, resulting in a one-time gain.

In fiscal 2003, we recorded valuation provisions related to certain long-term investments and recorded a gain resulting from the sale of our European-based Oncology Software Solutions business. We recorded a further gain in 2004 following the sale of shares of the acquirer that we received as part of the consideration.

The operating income and operating margins by segment for the past three years were:

	2004		2003		2002	
	Operating Income	Operating Margin	Operating Income	Operating Margin	Operating Income	Operating Margin
Life Sciences	$ 168	14%	$ 192	18%	$ 205	19%
Health	63	11%	32	6%	61	11%
Core Businesses	231	13%	224	13%	266	16%
Proteomics	(81)	n/m	(33)	n/m	(52)	n/m
	$ 150	9%	$ 191	11%	$ 214	13%


Life Sciences
Revenues
($ billions)
0.79
0.91
1.05
1.08
1.17
00 01 02 03 04

Impact of the US dollar on reported results

During the course of the past three years, the value of the US dollar has declined precipitously. Comparative rates for the past three years, based on a monthly average rate as determined by the Bank of Canada ("BOC") were:

	Average BOC Rate	MDS Effective Rate	Average MDS Hedge Rate	Hedge Gain (Loss)
2002	$ 1.57	$ 1.56	$ 1.54	$ (4)
2003	$ 1.44	$ 1.49	$ 1.56	$ 22
2004	**$ 1.32**	**$ 1.40**	**$ 1.49**	**$ 44**

The MDS effective rate reflects the rate at which US dollar-denominated revenues were, on average, translated into Canadian dollars. It reflects a blend of actual exchange rates and the rate applied to revenues sheltered by our hedges.

During this time, we maintained an active hedge book that sheltered our results from a portion of this decline, realizing average hedge rates and hedging gains as noted above. Our hedge program focuses on US dollar revenues earned by our Canadian-based export businesses. We do not hedge the results of our foreign-based operations.

Revenues denominated in US dollars accounted for approximately 43% of total revenues in fiscal 2004 and 2003 compared to 38% in 2002. In 2004, approximately one-half came from Canadian-based export operations. Traditionally, the balance of US dollar revenues came from operations based in the United States. More recently, with the growth in global pharmaceutical research trials, an increasing amount of the revenue of our European operations is denominated in US dollars.

Revenues generated in our US operations are naturally hedged by the costs incurred at those locations. While the declining value of the US dollar has the effect of reducing reported revenue growth rates for those businesses, the natural hedge serves to limit the impact of currency fluctuations on operating income. European operations for which no currency hedges were in place did see a drop in both reported revenues and reported operating income.

The overall impact of the declining US dollar on 2004 operating income was limited due largely to our significant hedge position. Entering fiscal 2005, we have a US dollar hedge portfolio of $179 million at an average rate of $1.45. As at October 31, 2004, this portfolio had an unrealized gain of $41 million. This portfolio represents approximately 42% coverage of our estimated net US dollar-denominated revenues for fiscal 2004.



"2004 has been a year of high intensity, transition and change. We expect that the high level of activity will continue through 2005, executing the change initiatives of our Action Plan."

Jim Garner
Executive Vice-President, Finance and Chief Financial Officer

Interest expense

On a net basis, interest expense was $24 million, down slightly from the $28 million incurred last year. Interest rates have remained low this year, and the majority of our long-term debt is in fixed rate instruments. The 25% of our Senior Unsecured Notes that is subject to floating rates based on interest rate swap agreements benefited from these sustained low rates.

During the year, we capitalized $8 million related to the MAPLE construction project (2003—$8 million; 2002—$7 million).


Health Revenues
($ millions)
537
577
580
581
598
00
01
02
03
04

Minority interest

Minority interest is incurred with respect to non-controlling ownership interests in our BC and Ontario laboratory operations and MDS Proteomics (prior to July 29, 2004). The increase in this expense this year results from the reduced minority interest recovery related to MDS Proteomics and strong results from our BC operations.

Income tax expense

The 36% tax rate applicable to our core businesses approximates the combined federal and provincial tax rate on our Canadian businesses. At 46%, the effective rate for 2004 was higher than this due primarily to the operating losses from MDS Proteomics. These losses could not be tax effected in the period prior to the reorganization of that company, increasing the effective tax rate in those periods as a result. This increase was partially offset later in the year, as we were able to utilize a portion of the MDS Proteomics losses following the reorganization, along with losses from certain other operating units that had not previously been recognized.

Discontinued operations

We now classify our US laboratory operations along with our European generic radiopharmaceutical business as discontinued operations. The results of these businesses over the last three years were:

	2004	2003	2002
Revenues	**$ 100**	$ 149	$ 156
Cost of revenues	**(89)**	(130)	(129)
Selling, general and administrative	**(26)**	(31)	(29)
Net operating loss	**(15)**	(12)	(2)
Provision for discontinuance	**(2)**	(23)	—
Loss from discontinued operations	**$ (17)**	$ (35)	$ (2)
Basic earnings per share	**$ (0.12)**	$ (0.24)	$ (0.01)

We ceased production at our Fleurus radiopharmaceutical site as planned on December 8, 2004, and the final shutdown of this generic radiopharmaceutical business is expected to occur by mid-2005. Our exit from the US laboratory business is expected to be completed by the second quarter of 2005. Under the terms of sale of certain assets associated with the US laboratory business, contingent proceeds of $10 million were available, subject to certain conditions. We received $2 million of such payments in October 2004, but further receipts appear unlikely; consequently, no recognition has been given to these additional contingent proceeds in the accounts.

Liquidity and capital resources

WORKING CAPITAL	**2004**	2003	**Change**	2002	Change
Net cash	**$ 296**	$ 260	**14%**	$ 184	41%
Operating working capital	**$ 124**	$ 83	**49%**	$ 101	(18%)
Cash from operating activities	**$ 179**	$ 240	**(25%)**	$ 186	29%
Current ratio	**1.9**	1.9		1.7	
Accounts receivable turnover	**5.5**	6.1		5.0	
Inventory turnover	**9.7**	8.4		10.7	


Cash from Operating Activities
($ millions)
129
77
186
240
179
00 01 02 03 04

Our measure of operating working capital equals accounts receivable plus inventory less accounts payable, accrued liabilities, and current deferred revenue. The increase over the October 2003 balance relates mostly to an increase in accounts receivable. Our accounts receivable turnover for the year was 5.5 times, in line with our traditional levels, though slightly slower than last year. We maintained a strong current ratio throughout the year, anchored by a significant cash position.

By their nature, our businesses do not require significant investments in working capital and we are ordinarily able to maintain our operating working capital at levels similar to those seen this year.

Cash flow from operations for the year was $179 million. Valuation provisions booked in the fourth quarter, depreciation and amortization of long-term assets, and non-cash charges associated with the reorganization of MDS Proteomics totalled $168 million and represent the significant operating charges that did not affect cash flow.

Operating cash flow has been affected by the declining currency, although again the gains on our forward contracts offset some of this impact. We treat these forward contracts as hedges for accounting purposes, and therefore all hedge gains are realized in cash at the time they are reported.

Our cash position was bolstered this year with the cash proceeds from the final Micromass settlement ($14 million) and the cash proceeds from the sale of our US laboratory operations ($35 million). Significant uses of cash included capital asset purchases, which at $112 million were below the level of the last couple of years, as well as investing activities related to the MALDI-TOF purchase ($10 million), the Hemosol tax losses transaction ($19 million), and dividends and minority interest distributions ($20 million). In addition, we spent $18 million under the terms of our Normal Course Issuer Bid to buy back 942,100 shares. The reorganization of MDS Proteomics in July resulted in a $10 million payment for certain technology access agreements and tax losses, and the removal from the balance sheet of $18 million of cash belonging to MDS Proteomics, as we no longer consolidate that company.

Our current cash position is strong, and we have corporate credit facilities provided by a syndicate of banks amounting to $225 million that is available and undrawn. These capital resources are sufficient to meet all expected requirements related to our current business plans. Certain of our business units also have small operating credit facilities, none of which was being utilized at year-end.

We remain in compliance with all covenants for our Senior Unsecured Notes and our corporate bank credit facility.



"Over the next 12 months we will focus on building on the core business, streamlining our operations and infrastructure, enhancing our financial performance by leveraging our programs of operational excellence and growing the business."

Cam Crawford
President, MDS Diagnostic Services

CAPITALIZATION	**2004**	2003	**Change**	2002	Change
Long-term debt	**$ 494**	$ 542	**(9%)**	$ 615	(12%)
Minority interest	**22**	63	**(65%)**	56	13%
Shareholders' equity	**1,497**	1,426	**5%**	1,354	5%
Capital employed	**1,717**	1,771	**(3%)**	1,841	(4%)
Book value per share	**$ 10.56**	$ 10.10	**5%**	$ 9.63	5%

Capital employed is represented by shareholders' equity, long-term debt, and minority interest, less net cash.

Long-term debt decreased from $542 million to $494 million between October 2003 and October 2004. Loan payments were $4 million this year, reflecting scheduled payments on our MAPLE project funding. In addition, the reorganization of MDS Proteomics resulted in the elimination of $64 million of long-term debt. A long-term note payable in connection with our MALDI acquisition amounting to $29 million was added to long-term debt. Otherwise, the change in long-term debt reflects the revaluation of our Senior Unsecured Notes to year-end exchange rates. The US dollar depreciated by 10¢ over the course of fiscal 2004, resulting in a further unrealized gain on this debt of $30 million, bringing the total unrealized gain to $113 million. This unrealized gain is recorded in the cumulative translation adjustment.

Debt to Total Capitalization
(%)



33
31
32
28
25
00
01
02
03
04

Contractual obligations

The Company is obligated in the normal course of business to make certain payments over the next five years and thereafter as set out below:

	2005	2006	2007	2008	2009	Thereafter
Long-term debt	$ 6	$ 18	$ 24	$ 113	$ 24	$ 309
Operating leases	42	37	30	20	16	45
Other contractual obligations	99	61	55	47	46	52
	$ 147	$ 116	$ 109	$ 180	$ 86	$ 406

In addition to these commitments, MDS has guaranteed the bank debt of Hemosol Corporation to a maximum of $20 million. The guarantee expires June 20, 2005, and is backed by a first security interest in essentially all of the assets of Hemosol.

Our 11 million shares in Evolved Digital Systems Inc. (Evolved) are optioned to another shareholder of Evolved until March 2006. Subject to certain conditions, the option entitles the holder to acquire our shares in Evolved at a price of $1.50 per share and grants the holder voting rights for our shares. Our current carrying value for Evolved is $3 million.

Share capital

SUMMARY OF ISSUED SHARE CAPITAL

(number of shares in thousands)	Common Shares Number	Amount
Balance—October 31, 2001	139,677	$ 789
Issued during 2002	878	16
Repurchased and cancelled	(48)	—
Balance—October 31, 2002	140,507	805
Issued during 2003	925	13
Repurchased and cancelled	(310)	(2)
Balance—October 31, 2003	141,122	816
Issued during 2004	1,561	25
Repurchased and cancelled	(857)	(8)
Balance—October 31, 2004	141,826	$ 833

Risks and uncertainties

This section outlines risks and uncertainties that can have an impact on our operating results and financial position over the course of a year. A more detailed discussion of long-term risks and uncertainties and industry trends is contained in our Annual Information Form.

Exposure to foreign currencies

Approximately 31% of Life Sciences revenue is earned outside of Canada, and a further 66% results from exports from Canada. The majority of our export product revenues and a significant component of our foreign activities are denominated in US dollars. We believe that continued expansion outside of Canadian markets is essential if we are to achieve our growth targets. This expansion will subject MDS to volatility associated with changes in the value of the Canadian dollar.


Capital Expenditures
($ millions)
135
115
152
121
112
00 01 02 03 04

We manage exchange rate risk principally through the use of foreign exchange contracts. At October 31, we had outstanding US dollar contracts totalling US$179 million at an average rate of $1.45 covering the period November 2004 to October 2005. We treat these contracts as hedges for accounting purposes. The value of the Canadian dollar approached historic lows in the early part of fiscal 2002, and we purchased a substantial portfolio of hedge contracts at that time. In the latter part of 2002 and throughout 2003 and 2004, the Canadian dollar strengthened and, as a result, we realized significant gains on our maturing contracts. Our outstanding contracts have incurred an unrealized increase in market value of $41 million (2003—$56 million; 2002—$3 million). We do not hedge our revenue or expense streams for locations based outside of Canada and we are, therefore, exposed to the impact of currency fluctuation in these areas.

In addition to foreign operations and export sales, our Senior Unsecured Notes payable are denominated in US dollars. This long-term debt is hedged by our net investment in our US operations. Depending on changes in the value of the US dollar, repayment of this debt may require more cash than the value of this debt, as it is currently recorded.

Supply of reactor isotopes

Interest in radiation-based sterilization applications has been strong; however, worldwide supplies of the cobalt isotope used for sterilization are limited. We have taken steps to build additional cobalt processing capacity with a major supplier, Ontario Power Generation Inc. This new supply became available to us in 2003. Production of cobalt takes 18 to 24 months in certain reactors used for generating electricity. Availability of the cobalt for our use is dependent on maintenance schedules for the reactors and on our ability to maintain contractual relationships with our suppliers. Changes in maintenance schedules or the continued operations of the reactors supporting our contracts could impact the availability and timing of our cobalt purchases.

Government regulation and funding

Our Life Sciences businesses operate in an environment in which government regulations play a key role. Changes in regulations can have the effect of increasing the costs we incur to provide our products and services. Delays in achieving required government approvals impact the timing and cost of our capital expansion programs, as is the case for our MAPLE isotope facility. We manage this risk to the degree possible through active participation in the review and approval process with regulatory bodies such as the Canadian Nuclear Safety Commission.

In addition, our pharmaceutical research facilities and our isotope manufacturing facilities are subject to audit and approval by the FDA and other similar agencies. Failure to achieve approval by these agencies would impact our ability to secure contracts to perform work.

Delays can also impact our drug development revenues if our customers are unable to move compounds from one stage to the next in a timely manner. We mitigate this risk by limiting our exposure to individual compounds and customers and maintaining a balanced portfolio of development contracts.

Our Diagnostics businesses in Canada are heavily dependent on both government licensing and government funding. The level of government funding directly reflects government policy related to heath care spending, and decisions can be made regarding funding that are largely beyond our control. A change in the level of reimbursement for diagnostic testing could have a material impact on our operating results and cash flows in a year.

Venture capital investments

The financial markets have been difficult for biotechnology companies in recent years. We are monitoring these markets both for the impact on our own long-term investments and for possible opportunities to invest in new technologies at attractive valuations. We carry venture investments on our books at cost. Many companies have had difficulty raising funds, and from time to time, it is a possibility that financings may occur at values that are lower than our current carrying value. While we believe that our portfolio, taken as a whole, is reasonably valued, future financings may lead us to record provisions that further reduce the carrying value of specific investments.

Litigation and insurance

From time to time during the normal course of business, the Company and its subsidiaries are subject to litigation. At the present time there is no material outstanding litigation that is not covered by our insurance policies and that could have a material adverse impact on the Company's results or its financial position. We are aware of no threatened or pending litigation which could have a material adverse impact. We maintain a global insurance program with liability coverage up to $80 million to protect us from the financial risk associated with a claim made against us. Recent events have made liability insurance considerably more expensive and have reduced the availability of coverage. Our ability to maintain insurance coverage with adequate limits and at a reasonable cost may be impacted by market conditions beyond our control.



"The pharmaceutical research services business faced a number of challenges this past year, particularly in our bioanalytical business. In 2005, we will continue to work our way through these issues. The prospects for sustained levels of investments by our clients in the discovery and development of new drugs will provide MDS Pharma Services with unique opportunities."

Gilbert Godin
President, MDS Pharma Services


Long-term Investments
($ millions)
185
190
244
173
148
00
01
02
03
04

QUARTERLY HIGHLIGHTS	**Fiscal 2004**				Fiscal 2003			
($ millions, except EPS)	**Jan**	**Apr**	**July**	**Oct**	Jan	Apr	July	Oct
Net revenues	**$ 431**	**$ 441**	**$ 447**	**$ 445**	$ 400	$ 420	$ 426	$ 419
Operating income	**60**	**5**	**71**	**14**	53	41	65	32
Income from continuing operations	**32**	**(22)**	**51**	**7**	28	(2)	35	22
Net income	**27**	**(35)**	**50**	**9**	24	(5)	33	(4)
Earnings per share from continuing operations								
Basic	**$ 0.22**	**$(0.15)**	**$ 0.36**	**$ 0.05**	$ 0.19	$ (0.01)	$ 0.25	$ 0.15
Diluted	**$ 0.22**	**$(0.15)**	**$ 0.36**	**$ 0.05**	$ 0.19	$ (0.01)	$ 0.25	$ 0.15
Earnings per share								
Basic	**$ 0.20**	**$(0.25)**	**$ 0.35**	**$ 0.06**	$ 0.17	$ (0.03)	$ 0.23	$ (0.03)
Diluted	**$ 0.20**	**$(0.25)**	**$ 0.35**	**$ 0.06**	$ 0.17	$ (0.03)	$ 0.23	$ (0.03)

While our businesses experience only limited seasonality, results of the past two years have reflected some unusual transactions that have had a significant impact on quarter-to-quarter comparisons:

- The second quarter of 2003 included investment writedowns partially offset by gains from a patent infringement lawsuit and the sale of an operating unit. These items reduced operating income by $26 million.
- The fourth quarter of 2003 reflected restructuring charges of $28 million.
- The second quarter of 2004 reflected charges related to the writedown of our investment in MDS Proteomics to net realizable value, partially offset by other net gains, leading to a net charge of $58 million.
- The fourth quarter of 2004 reflected restructuring charges of $7 million and valuation provisions totalling $35 million.

Outlook

Fiscal 2005 will be a challenging year for MDS. That said, by this time next year we expect to have some significant accomplishments to report.

Current market sentiment appears to call for continued weakness in the US currency, a risk that we foresaw in 2002 when we increased our rate of foreign currency hedging and converted the majority of our borrowings to US dollar-denominated debt. Shortly after that, and throughout fiscal 2003, we worked to develop a response to the drag that a decline in the US dollar would create on our operating results.


International Revenues
($ billions)
0.77
0.90
0.97
1.00
1.13
00 01 02 03 04

This year we began to implement our change initiatives and we are taking concrete steps to improve our operating efficiency. Indeed, each of the initiatives we have underway is aimed at gains in effectiveness or efficiency. This year we broadened our definition of the steps we would be prepared to take and announced the beginning of an initiative to move a portion of the parts sourcing and manufacturing for certain analytical instruments to Singapore.

But change is not aimed solely at reducing costs. In fact, the true purpose of these initiatives is to position MDS for growth. Our growth strategy is focused on adjacent markets and on new opportunities in related markets, and we will only take these steps when we know that we can produce results that our shareholders have a right to expect.

Based on exchange rates that are current at the time of writing of this report (around $1.21), we know that we are facing a significant drag on our operating results next year. Based on our current revenue projections for 2005, every one-cent change in the value of the US dollar translates to $2.5 million of revenue on our top line. A significant portion of this also hits our operating income and therefore our earnings per share. We will continue to hedge our US dollar exposure opportunistically, taking advantage of the volatility in the foreign exchange markets when we can.

MAPLE project

We have contracted with Atomic Energy Canada Limited ("AECL") for the construction and operation of two new, special purpose reactors and a processing facility for the production of reactor-based isotopes. This project is currently four years behind schedule and more than 100% over the initial budget. The project has encountered significant delays, and we have not been able to achieve satisfactory solutions to certain financial issues.

During the third quarter, we were advised by AECL that a technical problem was experienced during an operating test, and the shut-off rod safety system, which forms a central part of the emergency shutdown system of the MAPLE reactor, failed to function within its specifications. AECL is currently conducting an investigation into the cause of this event.

We continue to be disappointed with AECL's performance in resolving technical and regulatory issues on this project. AECL has advised us that they remain confident that, in time, all technical issues will be resolved and the reactors and associated processing facility will receive the requisite regulatory approvals. At this time, we do not have sufficient, reliable information from AECL to predict with any reasonable degree of accuracy when commercial production will commence in the new facilities.

AECL's existing NRU reactor is able to satisfy all customer requirements for reactor-based isotopes. The current operating license issued by CNSC for the NRU reactor expires in December 2005. We are advised by AECL, the owner and operator of the reactor, that they expect an extension to the existing license will be obtained, which will ensure an uninterrupted supply of the critical products we supply to the global medical community.

During the year, $48 million of costs were capitalized with respect to the MAPLE reactor project, including $40 million of design, construction and installation costs, and $8 million of interest. At year-end, the total amount capitalized on this project was $330 million. This amount is net of cost-sharing payments which we have received to date from AECL, and which are significantly less than the amount to which we believe we are entitled.

We expect to continue our current accounting practices for this project until construction is completed, following which we will cease capitalizing costs and will commence recording amortization expense. The change from capitalization to amortization is expected to take place gradually over a period of several months as production volumes from the older NRU reactor are transitioned to the new facility. Financial responsibility for decommissioning costs of both the NRU and the MAPLE facilities and liabilities related to any nuclear incidents are now and will remain the responsibility of AECL.

Construction costs for this project, as well as AECL's current estimates of operating costs, significantly exceed initial estimates. Financial responsibility for construction cost over-runs and portions of pre- and post-commissioning operating costs are the subject of a dispute with AECL. We intend to vigorously pursue our interests in this dispute, and we are currently in negotiations with AECL and the Government of Canada to develop a process to resolve these issues.

Given current uncertainties, it is not possible, at this time, to predict the final construction costs or operating costs that will be borne by MDS. Accordingly, it is also not possible to predict the overall impact on our operating profitability following the transition from the current operating environment to the new facility.

While we remain confident that the facility will eventually be completed and commissioned and will secure the necessary regulatory approvals, it is not possible to predict when these steps will occur. In the meantime, we depend upon the NRU reactor to supply the majority of our reactor isotopes.



"As we move forward and continue our growth trajectory, we will continue to invest in new technologies and explore opportunities in new markets. Managing the cobalt-60 supply and seeking resolution to MAPLE's financial dispute will be key issues for us in 2005."

Steve West
President, MDS Nordion


Ion Technologies (excluding Oncology Software Solutions)
($ millions)
103
93
86
99
131
00
01
02
03
04

Intellectual property

Our Life Sciences businesses are each dependent on intellectual property either in the form of patent protection of key technologies or unpatented proprietary methods and knowledge. We are exposed to the risk that others may gain knowledge of our proprietary methods, infringe on patents, or develop non-infringing competitive technologies. While we take vigorous action to defend our positions, we may not be able to control usage of this intellectual property by others to compete against us.

Acquisition and integration

During the past several years, MDS has made acquisitions of various sizes, particularly in the pharmaceutical services industry. Our acquisition strategy has focused on identifying and purchasing companies that fit specific niches within our overall corporate strategy. These acquisitions involve the commitment of capital and other resources, and large acquisitions will have a major financial impact in the year of acquisition and later. The speed and effectiveness with which we integrate the acquired companies into existing businesses can have a significant short-term impact on our ability to achieve our growth and profitability targets.

Research and development

During fiscal 2004, we spent $100 million on research and development, principally within our analytical instruments and proteomics business units. All of our businesses depend to one extent or another on our ability to maintain technological superiority and our ability to provide leading-edge solutions to our customers. Ongoing investment in R&D will be required to maintain our competitive position. The likelihood of success for any R&D project is difficult to predict. We manage our R&D projects against tightly defined project outlines that prescribe expected deliverables for each stage of a project. Projects must deliver certain measurable outcomes that we believe are indicators of the likelihood of future success in order to proceed through these design gates and qualify for additional funding.

The R&D we conduct supports a portfolio of intellectual property (IP) in our businesses. We believe that this technology, and other know-how which is not subject to patent-protection, provides us with an important competitive advantage. Certain of our businesses, particularly in analytical instruments, operate in highly competitive environments where technological advance is a key success factor. We vigorously defend our IP from unauthorized use by other parties. In 2002, we were successful in our claims against Micromass and were awarded substantial damages that were received in 2003. A further voluntary settlement was reached in 2004 that allows Micromass access to our technology. Despite our best efforts, we cannot ensure that we will be able to prevent unauthorized use of our IP in all cases.

A significant portion of our Canadian research and development activities is funded in part by tax credits. These credits are recorded as a reduction in R&D expense. A change in taxation policy or regulations regarding the nature of R&D activities supported could have a material impact on the overall cost of our R&D program.


Research and Development, Gross Spending
($ millions)
56
76
104
100
100
00
01
02
03
04

Change initiatives

In 2003, we began a series of initiatives designed to change the way in which we provide a variety of support services for our business units. These changes will require a significant investment of time and resources and are expected to deliver cost savings and other operational efficiencies. In addition, these changes are expected to make possible more rapid integration of future acquisitions. We have a plan in place that is intended to ensure these change initiatives are completed on time and on budget. Nevertheless, given the size and scope of these changes, a risk of delay and budget overruns exists. As a result, it may be possible that the total investment in change may exceed our current expectations, and the returns realized may be less than planned.

Our pharmaceutical research services business is an important platform for us. The FDA review has created a significant challenge, including the potential need to review the validity of bioequivalence data for studies conducted over the past five years. It is an issue to which we will commit all required resources.

Because we believe strongly in our core value of commitment to excellence, we will deal with the concerns raised by the Agency and ensure that our customers' concerns are also properly addressed. We believe our actions will address the issues raised by the FDA; however, we expect that it may take a considerable period of time to fully satisfy their concerns. In light of this, revenues and operating income from bioanalytical services will remain below historic levels. In addition, there is a possibility that the uncertainty caused by the ongoing review will impact other parts of our pharmaceutical services business.

We are also focused on gaining further leverage from our pharmaceutical research services platform. With the exception of bioanalytical testing, this platform performed well in 2004. We will convert a portion of our existing late-stage backlog into revenues next year, all the while concentrating on a turn-around in the bioanalytical services area.

Both analytical instruments and isotopes are unlikely to repeat their recent strong growth in 2005, as both are affected to a larger degree by the value of the US dollar. Our focus will be on completing the MAPLE project and on new product introductions in these businesses. The integration of the new MALDI-TOF business into the AB/Sciex partnership will be a high-attention item for the early part of fiscal 2005.

In diagnostics, we are looking forward to a period of fee stability in BC and a new fee agreement in Ontario. Although revenue increases are expected to be modest, these businesses remain key components of our overall strategy.

Overall, the combined effect of the drop in the US dollar and our increasing investment in change is expected to cause earnings to be lower in 2005 than they were in 2004. Our current plans anticipate improvement in 2006 as we complete our change initiatives and can start to deliver on the promise of the new platforms.



"A number of initiatives were launched in 2004 that will enhance our competitiveness going forward. Our presence in the marketplace is strong; our current product offerings and our continuing investment in R&D promise to deliver the product innovation our customers require."

Andy Boorn
President, MDS Sciex

Appendix

Critical accounting policies

The financial statements of MDS are prepared within a framework of generally accepted accounting policies selected by management and approved by the Audit Committee of the Board of Directors. These policies are set out in note 1 to the financial statements. Certain policies are more significant than others and are therefore considered critical accounting policies. Accounting policies are considered to be critical if they rely on a substantial amount of judgment in their application or if they result from a choice between accounting alternatives and that choice has a material impact on our reported results or financial position. The policies identified as critical to MDS are discussed below.

In addition to accounting policies, the assets, liabilities, revenues and expenses reported in our financial statements depend to varying degrees on estimates and judgments made by management. These estimates and judgments are based on historical experience and may reflect certain assumptions about the future that are believed to be reasonable. Although these estimates and assumptions are re-evaluated on an ongoing basis, the factors upon which these estimates and assumptions are based, as well as actual results, may differ materially.

Revenue recognition

MDS sells a variety of products and services and we use different revenue recognition policies depending on the nature of the product or service sold.

The majority of our products, including our analytical instruments and our radioisotopes and radio chemicals, as well as products we distribute through Source Medical, are sold on terms that require our customers to take ownership of goods upon either shipment or delivery. Revenue is recognized on these transactions at the time title passes to the buyer. Product returns and exchanges and warranty obligations are insignificant in our product-based businesses.

Services are provided to customers on the basis of a per-unit price for work performed or under longer-term contracts that typically define the nature of services to be provided and the terms for billing and payment.

Revenue for services provided on a per-unit pricing basis is recognized when we have completed the requested services and have the contractual right to bill our customer. The majority of our diagnostics revenue is recorded this way, as is our discovery and preclinical revenue and our central lab revenue.

Revenue for services provided under long-term contracts, such as those provided within our early clinical and clinical research businesses, is recognized on a percentage-of-completion basis, usually pro rata as costs are incurred. To calculate revenue, we must estimate the total revenue and total cost, including all costs to complete the contract, as well as the actual stage of completion. The amount of revenue and gross margin appropriate to the percentage of completion is recorded in income based on these estimates. If it becomes evident that a loss will be incurred on a contract, that loss is recorded immediately.

Revenue that is recognized but which cannot be billed is recorded in inventory as service contracts work-in-process. Management conducts a review of all contracts in process at least quarterly to ensure that the appropriate amount of revenue has been recognized and that reasonable estimates of costs to complete have been made. This review also considers the recoverability of all amounts recorded as work-in-process. If recoverability is in doubt, the value of work-in-process is reduced to the expected recoverable amount by a charge to income.

In a significant number of long-term contracts, the billing terms enable us to bill our customers in advance of providing services. The amount of such billings in excess of the amount that we have recognized as revenue is recorded as deferred revenue in the liabilities section of the statement of financial position.

Valuation of long-term investments

MDS maintains portfolio investments in a number of public and private companies, most of which reflect preliminary investments in companies with technology or businesses that are of interest to us. These investments are accounted for at cost or by the equity method depending on our ownership interest and the degree of influence we exert on the management of the investee. Investments are reviewed periodically to determine if there has been a decline in value that is other than temporary. In the event that an impairment has occurred, the carrying value of the investment is written down to an amount that reflects management's estimate of what could be received from a sale of the investment.

Valuation of goodwill

Effective with the beginning of fiscal 2002, companies are no longer required to amortize goodwill on a periodic or routine basis. Instead, the carrying value of goodwill must be assessed at least annually. To assess goodwill, the estimated fair value of the reporting unit or business to which the goodwill relates is compared to the carrying value (including goodwill) of the reporting unit. In the event that the fair value of a reporting unit is determined to be less than its carrying value, and the shortfall relates to the carrying value of goodwill, the carrying value of the goodwill is reduced by a charge to income.

Assessing the fair value of a business requires that management make numerous estimates, including estimating future cash flows and interest rates. Variations in these estimates will cause material differences in the result.

Intangible assets policy

Intangible assets include the value of acquired technology, patents, customer relationships, and long-term service contracts.

In addition to acquired assets, intangible assets include the deferred costs of developing certain products and the pre-opening operating costs associated with new facilities.

Intangible assets are recorded at cost and are amortized over periods that approximate their useful lives, ranging from 3 to 17 years.

Because intangible assets are usually associated with technology that is evolving and for which obsolescence is a significant risk, the carrying value of intangible assets is evaluated at least once per year. In the event that management determines that it is unlikely that the Company will be able to fully recover the carrying value of intangible assets from the undiscounted cash flow that can be generated in the future from related products or services, the intangible assets are written down to approximate our estimate of their net realizable value.

Income taxes

MDS operates globally and is therefore subject to income taxes in multiple jurisdictions. The income tax expense reported in the statement of income is based on a number of different estimates made by management. Our effective tax rate can change from year to year based on the mix of income among the different jurisdictions in which we operate, changes in tax laws in these jurisdictions, and changes in the estimated values of future tax assets and liabilities recorded on our statement of financial position.

The income tax expense reflects an estimate of cash taxes expected to be paid in the current year, as well as a provision for changes arising this year in the value of future tax assets and liabilities. The likelihood of recovering value from future tax assets such as loss carryforwards and the future tax depreciation of capital assets is assessed at each quarter-end and a valuation reserve may be established. Changes in the amount of the valuation reserve required can materially increase or decrease the tax expense in a period. Significant judgment is applied to determine the appropriate amount of valuation reserve to record.

Capital assets

Capital assets are recorded at cost and depreciated at varying rates over their estimated useful lives. Management sets these rates based on experience with these or similar assets.

Costs incurred on assets under construction are capitalized as construction in progress. Costs capitalized on these projects include the direct costs of construction, equipment installation and testing, and interest costs associated with financing large, long-term projects. No depreciation is recorded on such assets until they are placed in service. At each period-end, management reviews the total costs capitalized on all construction projects to determine whether or not the carrying value of the assets can be recovered from the undiscounted, expected, net future cash flow generated by the assets. If there is no reasonable expectation that the costs can be recovered, the carrying value of the asset is reduced to the estimated recoverable amount and the excess is charged to income. This process is subject to significant judgment and could be materially affected by variations in estimates about future cash flows.

Research and development

Costs incurred for research are expensed as incurred. If management expects that a new product has a reasonable likelihood of future commercial success and decides to proceed with product development, costs are capitalized during the remainder of the development process. These costs are identified as deferred development costs and are recorded with other intangible assets on the statement of financial position. Once a product enters commercial production, deferred development costs are amortized over the estimated product life, generally three to five years.

Management undertakes a periodic review of each project on which deferred development costs have been recorded to determine if the carrying value of the project can be recovered from the undiscounted, expected, net future cash flow generated by sales of planned products. If there is no reasonable expectation that the costs can be recovered, the carrying value of the project is reduced and the excess is charged to income. This process of estimation is subject to significant judgment, in particular about the price and direct cost of the products, as well production, deferred development costs are amortized over the estimated product life, generally three to five years.

Management undertakes a periodic review of each project on which deferred development costs have been recorded to determine if the carrying value of the project can be recovered from the undiscounted, expected, net future cash flow generated by sales of planned products. If there is no reasonable expectation that the costs can be recovered, the carrying value of the project is reduced and the excess is charged to income. This process of estimation is subject to significant judgment, in particular about the price and direct cost of the products, as well as expected market acceptance. Deferred development costs generally relate to products on which we have traditionally earned a high gross margin. Although we have not historically recorded any material charges to reduce the carrying value of our deferred development costs, in 2004 we recorded a $15 million charge to reduce the carrying value of deferred development costs.

Restructuring activities

When we undertake to rationalize certain operations or shut down portions of a facility, we incur expenses such as costs for employee severance and other activities related to exiting the business. When we have announced such activities in a period and identified the costs to be incurred, we record a restructuring provision. This provision may include the difference between management's estimate of the market value of assets and their net book value. It may also include provisions for costs expected to be incurred in the future for expenses such as employee terminations. These provisions are based on management's estimates and reflect plans in place at the time the provision is recorded. Should these estimates change, or should future events prove the estimates wrong, any required adjustments will be recorded in the income statement when identified.

Accounting standards changes

In fiscal 2004, we adopted the new rules for accounting for Stock-Based Compensation, as set out in Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870. Under these new rules, which we adopted on a prospective basis, we now record an expense equal to the fair value of equity options issued to employees. All stock options granted after October 31, 2003 have been accorded such treatment.

We base the expense on an estimate of the fair value of the option where such estimate is determined using the Black-Scholes model of option valuation. The assumptions used for valuation purposes are disclosed in the Notes to the Financial Statements. The fair value of each issued option is amortized to income on a straight-line basis over its five-year vesting period.

In fiscal 2004, we expensed $1 million related to stock options granted during the year.

We will adopt the CICA's guideline on the consolidation of variable interest entities (VIEs) on November 1, 2004. VIEs include entities where the equity is considered to be insufficient to finance the entity's activities. Under this new guideline, we will be required to consolidate a VIE if the investment we hold in such an entity and/or the relationship we have with them results in us being exposed to the majority of their expected losses, being able to benefit from the majority of their expected residual returns, or both.

We do not expect these new rules to result in our consolidating any VIEs.

We will adopt CICA Handbook Section 3110 – Asset Impairment Obligations on November 1, 2004. Under this new Section, companies are required to recognize the obligations associated with the retirement of capital assets when those obligations result from the acquisition, construction, development or normal operation of such assets. The Section requires that these obligations be recorded at their fair value in the period in which the obligation is incurred and added to the cost of the related capital asset.

We do not expect to record any asset retirement obligations.

Management

The accompanying consolidated financial statements of **MDS Inc.** have been prepared by management in accordance with generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in note 1 to the financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been prepared within reasonable limits of materiality.

The Board of Directors has appointed an Audit Committee consisting of three outside directors. The Committee meets during the year to review with management and the auditors any significant accounting, internal control and auditing matters, and to review and finalize the annual financial statements of the Company along with the independent auditors' report prior to the submission of the financial statements to the Board of Directors for final approval.

The financial information throughout the text of this annual report is consistent with the information presented in the financial statements.

The Company's accounting procedures and related systems of internal control are designed to provide reasonable assurance that its assets are safeguarded and its financial records are reliable.

External Auditors

The auditors' opinion is based upon an independent and objective examination of the Company's financial results for the year, conducted in accordance with generally accepted auditing standards. This examination encompasses an understanding and evaluation by the auditors of the Company's accounting and internal control systems as well as the obtaining of a sound understanding of the Company's business. The external auditors conduct appropriate tests of the Company's transactions and obtain sufficient audit evidence in order to provide them with reasonable assurance that the financial statements are presented fairly, in all material respects, in accordance with generally accepted accounting principles, thus enabling them to issue their report to the shareholders.

Ernest & Young LLP, Chartered Accountants, having been appointed by the shareholders to serve as the Company's external auditors, have examined the consolidated financial statements of the Company and have reported thereon in their December 14, 2004 report.

AUDITORS' REPORT

To the Shareholders of MDS Inc.

We have audited the consolidated statements of financial position of **MDS Inc.** as at October 31, 2004 and 2003 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended October 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2004 and 2003 and the results of its operations and its cash flow for each of the years in the three-year period ended October 31, 2004 in accordance with Canadian generally accepted accounting principles.

The Company changed its method of accounting for stock-based compensation, as described in notes 1 and 19.

Toronto, Canada
December 14, 2004

Ernst & Young LLP

Chartered Accountants

As at October 31 (millions of Canadian dollars)		2004		2003
ASSETS				
Current				
Cash and cash equivalents	**$**	**296**	$	263
Accounts receivable (note 9)		**318**		274
Inventories (notes 5 & 9)		**182**		199
Income taxes recoverable		**16**		9
Current portion of future tax asset (notes 2 & 15)		**14**		—
Prepaid expenses		**24**		30
		850		775
Capital assets (notes 6 & 9)		**805**		776
Future tax assets (notes 2 & 15)		**123**		23
Long-term investments and other (note 7)		**148**		173
Goodwill (note 8)		**665**		774
Other intangible assets (note 8)		**66**		44
	$	**2,657**	$	2,565

LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Bank indebtedness (note 9)	**$**	**—**	$	3
Accounts payable and accrued liabilities		**335**		355
Deferred revenue		**41**		35
Income taxes payable		**49**		14
Current portion of unrealized benefit of future tax asset (note 2)		**13**		—
Current portion of long-term debt (note 9)		**6**		9
		444		416
Long-term debt (note 9)		**488**		533
Deferred revenue (note 10)		**25**		34
Unrealized benefit of future tax asset (note 2)		**87**		—
Other long-term obligations		**34**		23
Future tax liabilities (note 15)		**60**		70
Minority interest (notes 2 & 3)		**22**		63
		1,160		1,139
(Commitments and contingencies—notes 23 & 24)				
Shareholders' equity				
Share capital (notes 11 & 19)		**833**		816
Retained earnings		**600**		572
Cumulative translation adjustment (note 26)		**64**		38
		1,497		1,426
Total liabilities and shareholders' equity	**$**	**2,657**	$	2,565

Incorporated under the Canada Business Corporations Act
See accompanying notes

On behalf of the Board:



John T. Mayberry
Director



Robert W. Luba
Director

CONSOLIDATED STATEMENTS OF INCOME

Years ended October 31 (millions of Canadian dollars) (restated for discontinued operations—see note 16)	**2004**	2003	2002
Revenues	**$ 1,764**	$ 1,665	$ 1,636
Cost of revenues	**(1,110)**	(996)	(981)
Selling, general and administration	**(310)**	(306)	(296)
Research and development (note 12)	**(37)**	(47)	(63)
Depreciation and amortization	**(71)**	(74)	(82)
Restructuring charges—net (note 13)	**(13)**	(28)	—
Other expense—net (note 14)	**(74)**	(26)	(6)
Equity earnings	**1**	3	6
Operating income	**150**	191	214
Interest expense	**(24)**	(28)	(17)
Dividend and interest income	**8**	9	6
Income from continuing operations before income taxes & minority interest	**134**	172	203
Income taxes (note 15)—current	**(62)**	(48)	(59)
—future	**—**	(34)	(32)
Minority interest	**(4)**	(7)	(5)
Income from continuing operations	**68**	83	107
Loss from discontinued operations—net of tax (note 16)	**(17)**	(35)	(2)
Net income	**$ 51**	$ 48	$ 105
Basic earnings (loss) per share (note 17)			
—from continuing operations	**$ 0.48**	$ 0.58	$ 0.76
—from discontinued operations	**(0.12)**	(0.24)	(0.01)
Basic earnings per share	**$ 0.36**	$ 0.34	$ 0.75
Diluted earnings (loss) per share (note 17)			
—from continuing operations	**$ 0.48**	$ 0.58	$ 0.75
—from discontinued operations	**(0.12)**	(0.24)	(0.01)
Diluted earnings per share	**$ 0.36**	$ 0.34	$ 0.74

See accompanying notes

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended October 31 (millions of Canadian dollars)	**2004**	2003	2002
Retained earnings, beginning of year	**$ 572**	$ 543	$ 457
Net income	**51**	48	105
Repurchase of Common shares and stock options (notes 11 & 19)	**(11)**	(5)	(6)
Dividends	**(12)**	(14)	(13)
Retained earnings, end of year	**$ 600**	$ 572	$ 543

See accompanying notes

Years ended October 31 (millions of Canadian dollars)	2004	2003	2002
Operating activities			
Net income	**$ 51**	$ 48	$ 105
Items not affecting current cash flow (note 21)	**135**	194	169
	186	242	274
Changes in non-cash working capital balances relating to operations (note 21)	**(7)**	(2)	(88)
	179	240	186
Investing activities			
Acquisitions (note 4)	**(12)**	(8)	(16)
Acquisition of tax assets (note 2)	**(19)**	—	—
Effect of deconsolidating MDS Proteomics (note 3)	**(18)**	—	—
Purchase of capital assets	**(112)**	(121)	(152)
Purchase of technology license (note 3)	**(5)**	—	—
Proceeds on sale of discontinued operations	**35**	—	—
Proceeds on sale of businesses and investments	**4**	31	23
Purchase of long-term investments and other	**—**	(48)	(54)
Other	**(1)**	—	—
	(128)	(146)	(199)
Financing activities			
Issuance of long-term debt	**—**	563	69
Repayment of long-term debt	**(4)**	(541)	(11)
Increase (decrease) in deferred income and other long-term obligations	**14**	(7)	(11)
Payment of cash dividends	**(9)**	(10)	(10)
Issuance of shares	**18**	8	5
Repurchase of common shares and options	**(17)**	(7)	(5)
Distributions to minority interest	**(11)**	(11)	(10)
	(9)	(5)	27
Effect of foreign exchange rate changes on cash and cash equivalents	**(6)**	(13)	(1)
Increase (decrease) in cash position during the year	**36**	76	13
Cash position, beginning of year	**260**	184	171
Cash position, end of year	**$ 296**	$ 260	$ 184

Cash position comprises cash and cash equivalents less bank indebtedness
See accompanying notes

	2004	2003	2002
Cash interest paid	**$ 24**	$ 15	$ 19
Cash income taxes paid	**$ 12**	$ 24	$ 24

(All tabular amounts are in millions of Canadian dollars except where noted)

1. Accounting Policies

Basis of presentation

These consolidated financial statements of MDS Inc. ("MDS" or "the Company") include all majority owned subsidiaries over which MDS exercises control and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). As recommended by CICA Handbook Section 3475, "Disposal of Long-lived Assets and Discontinued Operations," the Company has reported the results of operations for the year and restated prior years relating to disposal activities initiated by the Company after May 1, 2003.

Principles of consolidation

The financial statements of entities that are controlled by MDS, referred to as subsidiaries, are consolidated. Entities which are jointly controlled, referred to as joint ventures, are accounted for using the proportionate consolidation method, and entities which are not controlled but over which MDS has the ability to exercise significant influence, referred to as associated companies, are accounted for using the equity method. The impact of material differences between Canadian and United States ("US") generally accepted accounting principles are set out in note 28.

Changes in accounting policies

In September 2003, the CICA amended CICA Handbook Section 3870, "Stock-Based Compensation and other Stock-Based Payments" ("Section 3870"), to allow companies who voluntarily adopt the fair value based method for all awards to do so (i) retroactively with restatement of prior periods, (ii) retroactively without restatement of prior periods, or (iii) prospectively. Prospective adoption is only permitted if the fair value method is adopted in fiscal years beginning before January 1, 2004. We have prospectively adopted the fair value method for our 2004 fiscal period beginning November 1, 2003, and therefore will continue to report the impact of stock options granted prior to fiscal 2004 in our pro forma note disclosure to the consolidated financial statements. The impact of stock options granted during 2004 has had an insignificant impact on the Company's results of operations and financial position.

In December 2001, the Accounting Standards Board of the CICA issued Accounting Guideline 13, "Hedging Relationships" ("AcG-13"), which applies to fiscal years beginning on or after July 1, 2003. AcG-13 establishes specific criteria for derivatives to qualify for hedge accounting. Hedge accounting is a method for recognizing the gains, losses, revenues and expenses associated with the separate components in a hedging relationship, such that those gains, losses, revenue and expenses associated with the separate components are recognized in income in the same period when they would otherwise be recognized in different periods. A derivative will qualify as a hedge if the hedging relationship is designated and formally documented at inception. AcG-13 requires the documentation to identify the particular risk management objective and strategy for undertaking the hedge transaction, along with the specific asset, liability or cash flow being hedged, as well as how effectiveness is being assessed. The derivative must be highly effective in offsetting either changes in the fair value of on-balance sheet items or changes in the amount of future cash flows both at inception and over the life of the hedge for hedge accounting to continue. Hedge accounting is discontinued if a hedging relationship becomes ineffective; however, the hedge accounting applied to a hedging relationship in prior periods is not reversed. The adoption of AcG-13 has had an insignificant impact on our results of operations and financial position.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported values of assets and liabilities and the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Significant accounting policies are as follows:

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances with banks, demand deposits, and investments with maturities of three months or less at the time of investment. The fair value of cash and cash equivalents approximates the amounts shown in the financial statements.

Inventories

Inventories are valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value. The cost of finished goods and work in process is comprised of material, labour and manufacturing overhead.

Capital assets

Capital assets are carried in the accounts at cost less accumulated depreciation and amortization. Gains and losses arising on the disposal of individual assets are recognized in income in the year of disposal.

Costs, including financing charges and certain design, construction and installation costs related to assets that are under construction and are in the process of being readied for their intended use, are recorded as construction in progress and are not subject to depreciation.

(All tabular amounts are in millions of Canadian dollars except where noted)

Depreciation and amortization, which are recorded from the date on which each asset is placed in service, are provided for on a straight-line basis over the estimated useful lives of the capital assets as follows:

Buildings	2.5% – 4%
Equipment	10% – 33%
Furniture and fixtures	10% – 33%
Computer systems	20% – 33%
Leaseholds	Term of the lease plus all renewal periods, to a maximum of 20 years.
Facility modifications	Costs of modifications to facilities owned by others to permit isotope production are deferred and amortized over the contractual production period.

Long-term investments and other

Investments in significantly influenced companies are accounted for by the equity method. Investments in equity securities of companies over which MDS does not exert significant influence are accounted for using the cost method. Other long-term investments are carried at cost.

MDS regularly reviews its investments for impairment and records an impairment charge when it has determined that there has been a loss in value of the investment that is other than a temporary decline.

Goodwill

Goodwill arises on business acquisitions and comprises the amount paid in excess of the fair value of net identifiable assets acquired.

Goodwill is not amortized but is subject to an impairment review at least annually, to determine if impairment exists. This assessment is based on the estimated fair value of the business to which the goodwill relates.

Intangibles

Acquired technology represents the value of the proprietary "know-how" which was technologically feasible as of the acquisition date, and is charged to net income (loss) on a straight-line basis over its estimated useful life of two to three years.

In-process research and development ("IPR&D") represents the value on completion of a business combination of the acquired R&D which was not technologically feasible as of the acquisition date and, other than its intended use, had no alternative future use. IPR&D is charged to net income (loss) on a straight-line basis over the estimated useful life of seven years.

Maintenance contracts and customer relationships represent the value placed on maintaining products and technology previously sold to customers and the value on existing customer relationships. Maintenance contracts and customer relationships are charged to net income (loss) on a straight-line basis over the estimated useful life of five years.

Impairment of long-lived and intangible assets

When events and circumstances warrant a review, MDS evaluates the carrying value of long-lived and intangible assets for potential impairment. Certain factors that MDS considers important which could trigger an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for MDS's overall business, significant negative industry or economic trends, a significant decline in MDS's stock price for a sustained period, and MDS's market capitalization relative to net book value.

The carrying value of such assets is considered impaired when the anticipated net recoverable amount of the asset is less than its carrying value. In that event, a loss is recognized in an amount equal to the difference. Net recoverable amount is an amount equal to the anticipated cash flows net of directly attributable general and administrative costs, carrying costs, and income taxes, plus the expected residual value, if any.

Stock-based compensation plan

Prior to 2004, no compensation expense was recognized for stock options granted under the Company's stock-based compensation plan as described in note 19.

Commencing November 1, 2003, the fair value of stock options granted is recognized on a straight-line basis over the applicable stock option vesting period as compensation expense included in selling, general and administrative expenses in the consolidated statements of income and contributed surplus within Share Capital on the consolidated balance sheets. On the exercise of stock options, consideration is received and the accumulated contributed surplus is credited to share capital.

For stock options granted prior to November 1, 2003 which are not accounted for at fair value, pro forma earnings disclosure showing the impact of fair value accounting is included in note 19.

Prior to October 31, 2002, if stock options were repurchased from employees, the consideration paid, net of related tax recoveries, was charged to retained earnings. After October 31, 2002, the plan was changed and the Company can no longer repurchase stock options.

Pension, post-retirement and post-employment benefit plans

The current service cost of pensions and other post-employment benefit plans (such as medical and dental care, life insurance and compensated absences) is charged to income annually. Cost is computed on an actuarial basis using the projected benefits method and based on management's best estimates of investment yields, salary escalation and other factors. Adjustments resulting from plan amendments, experience gains and losses, or changes in assumptions are amortized over the remaining average service term of active employees.

The average remaining service period of active employees covered by the pension plan and the other retirement benefits for 2004 is 14.44 years (2003—15 years).

The expected costs of post-retirement and certain post-employment benefits, other than pensions, to active employees are accrued for in the consolidated financial statements during the years employees provide service to MDS. Other post-employment benefits are recognized when the event triggering the obligation occurs.

Revenues

Revenues are recorded when title to goods passes or services are provided to customers, the price is fixed or determinable, and collection is reasonably assured.

For the majority of product revenues, title passes to the buyer at the time of shipment and revenue is recorded at that time.

Certain services are provided to customers on a per-unit pricing basis. Revenues for such services are recognized when the requisition service has been performed and the contractual right to bill exists.

Fee for service revenues received for diagnostic laboratory testing services are subject to future adjustment on settlement and are recorded based on management's estimate of amounts that ultimately will be realized by the Company. Adjustments, if any, are recorded in the period in which negotiations are completed.

Certain contract revenues are recognized using the percentage of completion method. Losses, if any, on such contracts are provided for in full at the time they are identified. Customer advances and billings in excess of costs plus estimated profits on contracts in progress are shown as liabilities.

Research and development

The Company carries on various research and development ("R&D") programs, some of which are funded in part by customers and joint venture partners. Funding received is accounted for using the cost reduction approach. Net research costs are expensed in the periods in which they are incurred. Development costs that meet generally accepted criteria, including reasonable assurance regarding future benefits, are deferred and amortized over periods ranging from three to five years. Investment tax credits relating to capital assets are applied to reduce the carrying amount of these assets. Investment tax credits attributable to salaries and other research related expenditures incurred in the year are recorded as a reduction of those expenses.

Income taxes

The Company follows the liability method of income tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Investment tax credits related to the acquisition of assets are deferred and amortized to income on the same basis as the related assets while those related to current expenses are included in the determination of income.

Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing the net earnings (loss) by the weighted average number of MDS Common shares outstanding during the period.

Diluted earnings per share have been calculated, using the treasury stock method, by dividing net earnings available to Common shareholders by the sum of the weighted average number of Common shares outstanding and all additional Common shares that would have been outstanding shares arising from the exercise of potentially dilutive stock options outstanding during the year. This method computes the number of incremental shares by assuming the outstanding stock options are exercised, then reduced by the number of Common shares assumed to be repurchased from the total of issuance proceeds, using the average market price of MDS's Common shares for the period.

Foreign currency translation

Foreign operations are considered self-sustaining and are translated using the current rate method. Assets and liabilities are translated using the exchange rate in effect at the year-end and revenues and expenses are translated at the average rate for the year. Exchange gains or losses on translation of the Company's net equity investment in these subsidiaries and those arising on translation of foreign currency long-term liabilities designated as hedges of these investments are recorded as a separate component of shareholders' equity. The appropriate amounts of exchange gains or losses accumulated in the separate component of shareholders' equity are reflected in income when there is a reduction in the Company's net investment in these subsidiaries resulting from a cash distribution.

Derivative financial instruments

Derivative financial instruments are utilized by the Company in the management of its foreign currency and interest rate exposures. The Company does not utilize derivative financial instruments for trading or speculative purposes.

The Company's policy is to document all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. This process includes linking all derivatives

(All tabular amounts are in millions of Canadian dollars except where noted)

to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also assesses, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

The Company operates globally, which gives rise to risks that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange conversion rates and interest rates. In order to manage these risks, the Company enters into foreign currency forward contracts, foreign currency swaps, foreign currency option contracts, interest rate swaps and interest rate option contracts.

Foreign currency gains and losses on contracts, used to hedge anticipated foreign-currency denominated sales, are recognized as an adjustment of the revenues when the sale is recorded.

Interest rate swap contracts are used as part of the Company's program to manage the fixed and floating interest rate mix of the Company's total debt portfolio and related overall cost of borrowing. Interest rate contracts involve the periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based and are recorded as an adjustment of interest expense on the hedged debt instrument. The related amount payable to or receivable from counterparties is included as an adjustment to accrued interest.

Realized and unrealized gains or losses associated with derivative instruments which have been terminated or cease to be effective prior to maturity are deferred and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

Derivatives that do not qualify for hedge accounting are marked to market, with the result that any gain or loss is charged to income.

2. Reorganization of Ontario Laboratory Business

Effective May 1, 2004, MDS transferred assets and operations that form part of the Ontario laboratory business into MDS Laboratory Services LP ("Labs LP"), a newly formed partnership in which MDS was the sole partner. The Company then transferred a 99.99% limited partnership interest in Labs LP to Hemosol Inc., in exchange for 100% of the Class B non-voting shares and additional Class A voting shares of that company. Following this transaction, MDS owns 99.56% of the equity of Hemosol Inc., including 47.5% of the Class A voting shares. Hemosol Inc. was subsequently renamed LPBP Inc. ("LPBP").

The remaining 0.01% of Labs LP is owned by a wholly owned subsidiary of MDS Inc., MDS Laboratory Services Inc. ("MDS Labs"), as the general partner. Through MDS Labs, MDS has retained management control of the day-to-day and strategic operations of the Ontario laboratories business and, consequently, the Company continues to consolidate the results of this business. Because other Class A shareholders of LPBP effectively now own 0.44% of the Ontario laboratory business, the Company has recorded minority interest expense relating to the 0.44% of LPBP owned by these other shareholders.

As a result of this transaction, the Company will be able to benefit from significant tax losses carried forward, research and development expense pools, and investment tax credits, having an estimated combined value of $120 million. These tax assets were accumulated by LPBP from a blood products business operated by that company prior to the reorganization. The cost to MDS to gain access to these tax assets totalled $19 million, represented by a $16 million cash transfer to Hemosol Corporation, a successor corporation to Hemosol Inc. in the blood products business, along with $3 million of transaction costs.

MDS has recorded these future tax assets at an expected value of $120 million. In addition, and in accordance with Canadian GAAP as set out in EIC 110, "Accounting for Acquired Future Tax Benefits in Certain Purchase Transactions that are not Business Combinations," the Company has recorded a corresponding unrealized benefit on acquisition of tax assets of $104 million taking into account the $16 million purchase price for the losses. This benefit has been reduced by the transaction cost to acquire the tax assets and the net amount of $101 million has been recorded as a long-term deferred credit, the current portion of which has been recorded in current liabilities.

The future tax assets will be recognized in income based on the effective tax rate existing during each future period as these tax assets are utilized. The unrealized benefit of these tax assets will be amortized on a basis that is pro rata to the future income tax asset utilization.

3. Reorganization of MDS Proteomics

On July 29, 2004, the financial reorganization of MDS Proteomics, subsequently renamed Protana Inc. ("Protana"), was completed. Through this reorganization, the Company reduced its ownership in Protana from 89% to 48.4%.

As the Company's share in Protana has been reduced to less than 50%, management has determined that MDS does not control Protana. As a result of the loss of control, effective July 29, 2004, the Company deconsolidated the assets and liabilities of Protana and began accounting for the investment under the equity method. The net investment reduction of $68 million from October 31, 2003 balances comprised total assets of $179 million and total liabilities of $111 million. The decrease in total assets was primarily due to a $118 million reduction in goodwill, a $29 million decline in fixed assets, and a $30 million decrease in cash. The reduction in liabilities was due to the elimination of long-term debt of $64 million, minority interest of $43 million, and current liabilities of $4 million.

The reduction of the net investment in MDS Proteomics began in the second quarter of 2004, when MDS recorded a goodwill writedown in the amount of $53 million and a reduction in fixed assets of $10 million related to its investment in Protana. These provisions reduced the carrying value of Protana to nil. Additionally, a reserve for $10 million was established, reflecting management's assessment of the total exposure for MDS with respect to outstanding guarantees. The operating losses for the third quarter were offset by the gain realized on the dilution of MDS's share ownership of Protana. The net impact of these transactions results in a negative net carrying value at July 31, 2004 of $10 million.

As a result of an agreement made related to the reorganization and for a payment of $5 million, MDS will be able to use the tax assets related to the former MDS Proteomics business. A valuation allowance related to these assets is no longer required and was reversed during the year, and these assets are now reflected at their fair value of $17 million. This resulted in an income tax recovery of $9 million, and $3 million of investment tax credits during the year.

Additionally, MDS committed to pay $10 million to acquire access to Protana's biomarker technology through a five-year licensing agreement. This has been recorded as Other Intangible Assets and will be amortized on a straight-line basis over the term of the agreement. The terms of the agreement required payment of $5 million on closing and a further $5 million payment due on the first anniversary of the reorganization date.

4. Acquisitions and Divestitures

a) Acquisitions

On October 22, 2004, the Company acquired a 50% interest in the business and intellectual property assets of the Applied Biosystems MALDI Time-of-Flight ("TOF") mass spectrometry systems. The purchase included a 100% interest in certain MALDI-TOF product-related manufacturing and research and development assets. The combined purchase price was US$40 million. This acquisition has been accounted for using the purchase method. The purchase price has been allocated to the assets acquired based on management's best estimate of fair values. Goodwill of $15 million was recorded on this transaction.

Subsequently, MDS and Applied Biosystems each contributed the MALDI-TOF business and related intellectual property to Applied Biosystems/MDS Sciex Instruments, a 50/50 joint venture of Applied Biosystems and the MDS Sciex division. The inventory and fixed assets will remain with MDS Sciex, as will the goodwill generated on this transaction. The assets will be amortized over various periods.

Effective November 17, 2003, the Company, through one of its partnerships, acquired the assets of Vancouver Medical Laboratories (1965) Ltd. for $2 million in cash. Goodwill of $2 million was recorded on this transaction.

In fiscal 2003, the Company acquired an early-stage clinical research facility in New Orleans, Louisiana for cash consideration of $8 million, representing $2 million of net tangible assets and $6 million of goodwill. The transaction also included $1 million of contingent consideration, which has been subsequently paid.

During 2002, the holders of a put option relating to a previous year's acquisition caused MDS Proteomics to indirectly redeem 480,000 of its Common shares at a price of $25 per share. MDS recorded the payment as goodwill as its interest in MDS Proteomics increased to 89% because of the redemption.

The total cost of the acquisitions described above has been allocated as follows:

	2004	2003	2002
Working capital	**$ 7**	$ 2	$ —
Other intangible assets	**26**	—	—
Software	**1**	—	—
Goodwill	**17**	6	14
	51	8	14
Long-term debt and other long-term obligations	**(39)**	—	10
Shares issued (2002—334,225)	**—**	—	(8)
Total cash consideration	**$ 12**	$ 8	$ 16

b) Divestitures

During fiscal 2004, the Company reduced its investment in MDS Proteomics from 89% to 48.4% as part of MDS Proteomics' restructuring (see note 3).

In the current year, the Company disposed of certain of its US laboratory operations, which have been treated as discontinued operations (see note 15).

During fiscal 2003, the Company sold isotopes business units for net proceeds of $35 million ($32 million in cash; $3 million in shares). A gain of $10 million was recognized on these transactions (see note 14). These businesses had annual revenues of $36 million in 2002 and $6 million prior to sale in 2003.

During fiscal 2002, the Company disposed of an isotopes business and a distribution business for total proceeds of $23 million. No gain or loss resulted from the sale of the isotopes business. A loss of $7 million was recorded on the sale of the distribution business. These businesses had annual revenues of $14 million and $46 million, respectively.

(All tabular amounts are in millions of Canadian dollars except where noted)

5. Inventories

	2004	2003
Raw materials	**$ 95**	$ 101
Manufacturing work in process	**42**	30
Finished goods	**45**	36
Service contracts work in process	**—**	32
	$ 182	$ 199

6. Capital Assets

	2004		2003	
	Cost	**Accumulated Depreciation**	Cost	Accumulated Depreciation
Land	**$ 36**	**$ —**	$ 36	$ —
Buildings	**167**	**45**	155	39
Equipment	**316**	**176**	332	173
Furniture and fixtures	**48**	**35**	49	34
Computer systems	**100**	**68**	149	94
Leaseholds	**78**	**41**	84	38
Facility modifications	**56**	**27**	55	24
Construction in progress	**396**	**—**	318	—
	1,197	**$ 392**	1,178	$ 402
Accumulated depreciation	**(392)**		(402)	
Net book value	**$ 805**		$ 776	

Construction in progress includes $52 million (2003—$44) of capitalized financing costs.

7. Long-term Investments and Other

	2004	2003
Investments in significantly influenced companies and partnerships	**$ 52**	$ 62
Financial instruments pledged as security on long-term debt (note 9)	**45**	46
Venture capital investments	**9**	21
Other long-term investments	**40**	44
Deferred development costs	**2**	—
	96	111
	$ 148	$ 173

a) Operating income for the year includes $2 million (2003—$2; 2002—$8) as the Company's share of earnings of significantly influenced companies and partnerships.

b) Certain long-term investments are development-stage enterprises that have not yet earned significant revenues from their intended business activities or established their commercial viability. The recovery of invested amounts and the realization of investment returns is dependent upon the successful resolution of scientific, regulatory, competitive, political and other risk factors, as well as the eventual commercial success of these enterprises. During 2003, certain venture capital investments were written down to their estimated net realizable value (see note 14). Further adverse developments could result in additional writedowns of the carrying values of these investments.

c) Certain of the investments in significantly influenced companies and partnerships are subject to a formal valuation by other parties. The estimated fair value of these investments, as determined by these parties, amounts to $6 million (2003—$10) compared with a carrying value of $5 million (2003—$6). During the year, certain significantly influenced investments were written down to their net realizable value (see note 14). Further adverse developments could result in additional writedowns of the carrying values of these investments.

Certain of the long-term investments held by the Company are considered to be financial instruments. Among these are several investments in shares of public companies. These marketable securities had a combined market value of $20 million (2003—$27) and a combined carrying value of $9 million (2003—$16).

In addition to these marketable securities, the financial instrument pledged as security on long-term debt has a fair value that approximates its carrying value. The estimated fair values of the remaining long-term investments are not readily determinable.

8. Goodwill and Other Intangible Assets

a) Goodwill:

		2004		2003
Opening balance	$	774	$	785
Acquired during the year [1]		17		6
Disposed during the year [2]		(127)		(14)
Foreign exchange and other		1		(3)
Closing balance	$	665	$	774

(1) $15 million of the 2004 goodwill addition relates to the acquisition of the MALDI-TOF mass spectrometry business from Applied Biosystems. The remaining $2 million relates to the purchase of a laboratory business. In 2003, goodwill was recorded as part of the acquisition of an early-stage clinical research facility in New Orleans (see note 4).
(2) $118 million of goodwill reduced in the current year relates to the Company's reduced ownership of MDS Proteomics resulting from the reorganization (see note 3) and $9 million of goodwill connected with the sale of certain US laboratory operations (see note 16). The goodwill reduction in the prior year relates to the Company's sale of an isotope business (see note 4).

In accordance with the CICA Handbook Section 3062, "Goodwill and Other Intangible Assets," the Company has assessed the carrying value of goodwill for possible impairment and has determined that no such impairment exists as at October 31, 2004.

b) Other intangible assets:

		2004		2003
Opening balance	$	44	$	33
Acquired during the year		36		10
Technology capitalized during the year		7		7
Amortized during the year		(4)		(6)
Written down during the year		(15)		—
MDS Proteomics writedown		(1)		—
Foreign exchange and other		(1)		—
Closing balance	$	66	$	44

During the current year, management evaluated the carrying value of the intangible assets and determined certain assets were impaired. These assets were written down to their net realizable value (see note 14).

Intangible assets acquired consist of:

		2004		2003
In-process research and development	$	3	$	10
Patents		11		—
Acquired technology		2		—
Maintenance contracts and customer relationships		10		—
Licenses		10		—
	$	36	$	10

9. Long-term Debt

	Maturity		2004		2003
Senior unsecured notes	2007 to 2015	$	379	$	411
Other debt	2005 to 2015		115		131
Total long-term debt			494		542
Current portion			(6)		(9)
		$	488	$	533

In 2004, MDS purchased assets from Applied Biosystems Inc. relating to the MALDI Time-of-Flight (TOF) mass spectrometry operations for US$40 million, of which US$8 million was paid on closing and the remainder has been recorded as a note payable, with an interest rate of 4%. The Company will pay the remaining US$32 million evenly over four years beginning on the second anniversary of the closing date.

Due to the reorganization of MDS Proteomics in 2004, the US$30 million, 5% convertible note issued in the prior year to Cephalon Inc. was converted to an equity holding in Protana Inc. (see note 3). In addition, the Company has a $225 million 364-day extendible revolving credit facility. This facility remains undrawn as of October 31, 2004.

During 2003, the Company completed a private placement of US$311 million of Senior Unsecured Notes payable (the "Notes"). The Notes bear interest at rates between 5.15% and 6.19% and have various terms between five and twelve years. Proceeds of the Notes were used to repay and cancel other long-term credit facilities.

Other long-term debt includes a non-interest bearing government loan with a carrying value of $50 million (2003—$50) discounted at an effective interest rate of 7%. A long-term investment has been pledged as security for the repayment of this debt (see note 7). The remaining debt, amounting to $26 million (2003—$81), bears interest at annual variable rates tied to bank prime.

Principal repayments of long-term debt are required as follows:

2005	$ 6
2006	18
2007	24
2008	113
2009	24
Thereafter	309
	$ 494

The Company has operating lines of credit totalling $48 million. Specific charges on accounts receivable, inventories, and capital assets have been pledged as security for operating lines of credit totalling $25 million. As at October 31, 2004 the Company has not borrowed with respect to these credit facilities (2003—$3).

10. Deferred Revenue

Deferred revenue includes a $27 million deferred credit (2003—$32), which is being amortized over fifteen years using the sum of the years' digits method.

During 2004, the Company received $32 million from Biogen Idec Inc. as consideration for amending a supply agreement to buy out certain minimum purchase commitments. The transaction was recorded as deferred revenue and is being amortized over the remaining term of the contract. The Company has reclassified $10 million as current deferred revenue to reflect the amount to be amortized in the upcoming year.

11. Share Capital

a) Summary of issued share capital

	Common Shares	
(number of shares in thousands)	Number	Amount
Balance—October 31, 2001	139,677	$ 789
Issued during 2002	878	16
Repurchased & cancelled	(48)	—
Balance—October 31, 2002	140,507	805
Issued during 2003	925	13
Repurchased & cancelled	(310)	(2)
Balance—October 31, 2003	141,122	816
Issued during 2004	1,561	25
Repurchased & cancelled	(857)	(8)
Balance—October 31, 2004	**141,826**	**$ 833**

During 2004, the Company declared and paid cash dividends of $9 million on Common shares (2003—$10; 2002—$10).

During 2004, the Company repurchased and cancelled 857,000 Common shares (2003—310,450; 2002—48,300) for $8 million (2003—$6; 2002—$1) under the terms of a Normal Course Issuer Bid ("NCIB"). The excess of cost over the stated capital of the acquired shares was charged to retained earnings. Under the terms of its NCIB, the Company is entitled to repurchase up to 11,945,440 Common shares between June 20, 2004 and June 19, 2005. Such purchases are made on the open market at prevailing market prices.

b) Stock Dividend and Share Purchase Plan and Employee Share Ownership Plan
Under the Company's Stock Dividend and Share Purchase Plan, shareholders may elect to receive stock dividends in lieu of cash dividends. Stock dividends are issued at not less than 95% of the five-day average market price (the "Average Market Price") of the shares traded on the Toronto Stock Exchange immediately prior to the dividend payment date. Plan participants may also make optional cash payments of up to $3,000 semi-annually to purchase additional Common shares at the Average Market Price. Participation in this plan for the year ended October 31, 2004 resulted in the issuance of 136,501 Common shares (2003—257,957) as stock dividends and the issuance of 9,535 Common shares (2003—15,428) for cash.

Under the terms of the Company's Employee Share Ownership Plan, eligible employees are able to purchase Common shares at 90% of the Average Market Price for the five days preceding the purchase. During the year, the Company issued 174,728 Common shares (2003—188,671) under this plan for $3 million (2003—$3) and as at October 31,2004, 377,111 are reserved for future issue.

12. Research and Development

		2004		2003		2002
Gross expenditures in the year	**$**	**100**	$	100	$	104
Investment tax credits		**(20)**		(15)		(8)
Recoveries from partners		**(23)**		(25)		(19)
Development costs deferred		**(6)**		(7)		(6)
Amortization of amounts previously deferred		**3**		4		5
Research and development expense	**$**	**54**	$	57	$	76

The research and development expenses set out above include capital asset depreciation and amortization expense, which is set out separately in the Consolidated Statements of Income. Excluding depreciation and amortization, research and development expense was $37 million for the year (2003—$47; 2002—$63).

13. Restructuring Charges

			Cumulative drawdowns					**Provision Balance at October 31, 2004**
		Restructuring Charge		Cash		Non-cash		
2004								
Workforce reductions	**$**	**14**	**$**	**(4)**	**$**	**—**	**$**	**10**
Equipment and other asset writedowns—adjustment		**(1)**		**—**		**1**		**—**
		13		**(4)**		**1**		**10**
2003								
Workforce reductions		17		(13)		(1)		**3**
Equipment and other asset writedowns		11		—		(11)		**—**
	$	28	$	(13)	$	(12)	**$**	**3**
Restructuring obligation at October 31, 2004							**$**	**13**

During the year, the Company recorded provisions relating to the continuation of the Company's implementation of certain change initiatives affecting support services, senior management reductions, and other initiatives taking place in the business units, including system implementations, recorded in the fourth quarter of 2003 and subsequently in the second quarter of 2004.

For the year ended October 31, 2003, MDS recorded restructuring charges of $28 million (after tax—$20 million) relating to the implementation of certain change initiatives affecting the provision of support services, senior management reductions and other initiatives taking place in the business units, including system implementations. This charge included workforce reduction charges of $17 million related to the cost of severance and benefits associated with approximately 220 employees. A further $15 million was added to the provision in 2004 related to these initiatives.

The workforce reduction was primarily in our Life Sciences and Health segments in North America and Europe. We expect the provision to be substantially utilized by 2006.

Equipment and other asset writedowns of $11 million primarily related to certain computer equipment, which are subject to a sale and leaseback agreement. Immediate recognition of a loss is required because the fair value of the computer equipment is less than its carrying value.

(All tabular amounts are in millions of Canadian dollars except where noted)

14. Other Expenses—net

	2004	2003	2002
Writedown of long-term investments	**$ (22)**	$ (77)	$ —
Writedown of intangible assets	**(15)**	—	—
Writedown of equipment (note 3)	**(10)**	—	—
Gain on patent litigation	**14**	39	—
Gain on reorganization of MDS Proteomics (note 3)	**8**	—	—
Gain (loss) on sale of businesses and investments	**4**	12	(6)
Write-down of goodwill (note 3)	**(53)**	—	—
	$ (74)	$ (26)	$ (6)

Certain of the long-term investees of the Company experienced declines in the value that could be realized in the event of a sale. Because this decline was believed to be other than temporary, the Company recorded a writedown of $22 million (2003—$77 million) to reduce the carrying value of these investments to an estimate of their net realizable value.

During the year, the Company determined that the value of certain intangible assets was impaired. As a result, these intangible assets were reduced by $15 million to their net realizable value.

15. Income Taxes

a) Provision

The Company's effective income tax rate has the following components:

	2004 %	2003 %	2002 %
Combined Canadian federal and provincial tax rate	**35.7**	36.8	38.4
Increase in tax rate as a result of:			
Research and development	**(2.0)**	(0.9)	(0.7)
Manufacturing and processing rate	**(1.8)**	(1.6)	(1.9)
Benefit of losses not previously recognized	**(6.4)**	—	—
Investment dispositions and writedowns	**5.2**	9.8	1.7
Tax rate on foreign operations	**1.8**	1.2	1.3
Federal capital taxes	**1.4**	1.2	1.3
Tax impact of minority interest and equity earnings	**(2.7)**	(0.2)	(0.4)
Revaluation of future income tax assets	**1.6**	—	—
Restructuring	**—**	1.7	—
Other	**(3.4)**	(6.7)	0.7
	29.4	41.3	40.4
MDS Proteomics operating losses and writedowns	**23.2**	6.4	4.4
Recognition of MDS Proteomics tax assets	**(6.3)**	—	—
Effective income tax rate	**46.3**	47.7	44.8

b) Future tax assets and liabilities

Future tax assets and liabilities consist of the following temporary differences:

		2004		2003
Future tax assets				
Tax benefit of loss carryforwards	$	171	$	88
Tax basis in excess of book value		(1)		(2)
Investment tax credits		24		—
Provisions and reserves		4		27
Future tax assets before valuation allowance		198		113
Valuation allowance		(61)		(90)
		137		23
Future tax liabilities				
Book value in excess of tax basis		(72)		(64)
Tax on investment tax credits recognized for accounting purposes		(4)		(15)
Provisions and reserves		16		9
		(60)		(70)
Net future tax assets (liabilities)	$	77	$	(47)

c) Tax loss carryforwards

As at October 31, 2004, the Company has recorded future tax assets relating to income tax loss carryforwards of $171 million (2003—$89) before valuation allowances. These assets relate to $472 million (2003—$271) of tax loss carryforwards. Of the total losses, $87 million (2003—$75) expire by 2011, $100 million (2003—$93) expire between 2018 and 2024, and the remaining $285 million (2003—$103) may be carried forward indefinitely.

d) Investment tax credits

During the year the Company recognized investment tax credits relating to research performed in Canada on its own behalf and on behalf of certain customers of $30 million (2003—$41). These investment tax credits were attributable to salaries and other research related expenditures incurred in the year and were recorded as a reduction of cost of revenues and research development. In 2003, $10 million of the investment tax credits recognized related to capital assets and were applied to reduce the carrying value of those assets.

16. Discontinued Operations

Effective September 24, 2004, MDS sold its interest in the Memphis Pathology Laboratory ("MPL") partnership for $26 million and recorded a gain of $9 million on this transaction.

Effective March 15, 2004 and pursuant to a plan to exit the US diagnostic business, MDS sold its laboratory operations in New York and Georgia in an asset purchase transaction. MDS realized a loss of $10 million on the sale which was subsequently reduced by the receipt of $2 million of contingent considerations based on the terms of agreement. No further contingent considerations are expected to be received. MDS has recorded its remaining US diagnostic businesses as discontinued operations.

On October 24, 2003, MDS's Board of Directors approved a plan to discontinue the operations of a manufacturing facility in Fleurus, Belgium.

Pursuant to the CICA recommendation Section 3475, "Disposal of Long-lived Assets and Discontinued Operations," the revenues and expenses of the business have been netted and reported as income (loss) from discontinued business on the Consolidated Statements of Income. Figures for 2003 and 2002 have been restated to reflect this presentation. The results of the discontinued operations for the years ended October 31 were as follows:

		2004		2003		2002
Revenues	$	100	$	149	$	156
Cost of revenues		(89)		(130)		(129)
Selling, general and administrative		(26)		(31)		(29)
Net operating loss		(15)		(12)		(2)
Provision for discontinuance		(2)		(23)		—
Loss from discontinued operations	$	(17)	$	(35)	$	(2)

In 2003, the loss from discontinued operations included $22 million primarily relating to estimated costs directly associated with the plan of disposition. In addition to operating costs of $1 million, the loss for 2003 reflects provisions for workforce reductions totalling $14 million, provision for uncollectible receivables of $1 million, other asset write-offs of $2 million, and provisions for contractual obligations and other liabilities of $4 million. No tax effect was recorded for this loss.

Under accounting standards in effect before May 1, 2003, other businesses sold in the years covered by these financial statements did not qualify as discontinued operations and have not been presented as such herein.

(All tabular amounts are in millions of Canadian dollars except where noted)

17. Earnings Per Share

	2004	2003	2002
Net income available to Common shareholders	$ 51	$ 48	$ 105
Weighted average number of Common shares outstanding—basic	142	141	140
Impact of stock options assumed exercised	1	1	2
Weighted average number of Common shares outstanding—diluted	143	142	142

Options to purchase 1,573, 1,576 and 1,180 thousand for the years ended October 31, 2004, 2003 and 2002 respectively, were not included in the computation of diluted earnings per share because these options have exercise prices which were greater than the average price of MDS's Common shares.

18. Joint Ventures

The Company conducts certain of its businesses through incorporated and unincorporated joint ventures in which it holds various percentage interests. Following are condensed combined balance sheets and statements of income reflecting the Company's interests in joint venture operations:

	2004	2003	2002
Current assets	$ 83	$ 93	$ 104
Other assets	59	38	38
	$ 142	$ 131	$ 142
Current liabilities	$ 40	$ 52	$ 51
Long-term debt	6	8	8
Equity	96	71	83
	$ 142	$ 131	$ 142
Net revenues	$ 452	$ 479	$ 441
Operating income	$ 110	$ 129	$ 90
Cash flow from operating activities	$ 95	$ 160	$ 74

Cash outflow from investing activities for the joint ventures totalled $6 million (2003—$18; 2002—$10) and cash (outflow) from financing activities (excluding transactions with partners) was nil (2003—nil; 2002—($2)). During the year, the joint ventures distributed $207 million (2002—$150; 2001—$59), of which the Company's share was 50%.

19. Stock-based Compensation Plan

a) Stock option plan

The Company has a stock option plan (the "Plan") primarily for senior management employees. Under the terms of the Plan, the Company may grant stock options to eligible employees and certain others to maximum amounts as set out below. The exercise price of stock options issued under the Plan equals the market price of the underlying shares on the date of the grant. Stock options vest evenly over five years and have a maximum term of ten years.

	2004		2003	
	Number (000s)	Weighted Average Exercise Price	Number (000s)	Weighted Average Exercise Price
Maximum available for issue	**10,522**		11,716	
Outstanding November 1	**8,462**	**$ 16.79**	7,722	$ 15.58
Granted	**950**	**19.67**	1,460	21.50
Exercised	**(1,194)**	**12.06**	(442)	9.66
Cancelled	**(608)**	**20.08**	(278)	19.30
Outstanding October 31	**7,610**	**17.63**	8,462	16.79
Options vested at year-end	**4,172**	**$ 15.69**	4,191	$ 13.93

Stock options compensation expense for 2004 was $1 million and has been recorded in Selling, general and administration. Options outstanding at October 31, 2004 comprise:

	Weighted Average	Options Outstanding		Options Exercisable	
Range of Exercise Prices	Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 3.45 – $13.94	1.7	878	$ 8.63	878	$ 8.63
$13.95 – $15.70	4.2	1,922	$ 14.57	1,713	$ 14.65
$15.71 – $18.90	7.2	1,384	$ 18.86	546	$ 18.83
$18.91 – $21.75	8.4	2,388	$ 20.73	413	$ 21.11
$21.76 – $31.50	6.1	1,038	$ 22.13	622	$ 22.13
	6.0	7,610	$ 17.63	4,172	$ 15.69

Prior to October 28, 2002, the Plan included terms that enabled stock option holders to request that the Company repurchase vested stock options. Effective October 28, 2002 the terms of the Plan were amended and stock option holders are no longer able to request repurchase of their vested stock options. Consequently, there were no options repurchased during 2004 (2003—nil; 2002—654,000).

b) *Pro forma impact of stock-based compensation*

Companies are required to calculate and disclose, on a pro forma basis, compensation expense related to the fair value of stock options at the grant date in the notes to the consolidated financial statements, for these options granted prior to November 1, 2003. Compensation expense for purposes of these pro forma disclosures is to be determined in accordance with a methodology prescribed in CICA Handbook Section 3870, "Stock-Based Compensation and other Stock-Based Payments."

The Company has utilized the Black-Scholes option valuation model to estimate the fair value of options granted based on the following assumptions:

	2004	2003	2002
Risk-free interest rate	**4.3%**	5.5%	4.2%
Expected dividend yield	**1.0%**	1.0%	1.0%
Expected volatility	**.317**	.357	.298
Expected time until exercise	**5.25**	5.25	5.25

The weighted average fair value of options granted is estimated at $6.83 per Common share in 2004, $8.01 per Common share in 2003, and $5.98 per Common share in 2002.

For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

	2004	2003	2002
Net income—pro forma	**$ 43**	$ 40	$ 98
Earnings per share —basic	**$ 0.30**	$ 0.28	$ 0.70
—diluted	**$ 0.30**	$ 0.28	$ 0.69

(All tabular amounts are in millions of Canadian dollars except where noted)

The Black-Scholes option valuation method used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options that are fully transferable and have no vesting restrictions. This model requires the use of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics that are significantly different from those of traded options and because changes in any of these assumptions can materially affect the fair value estimate, in management's opinion, the existing models may not provide a reliable single measure of the fair value of its stock options.

c) Incentive plans

i) Short-term Incentive Plans
Under the short-term incentive plan an annual cash bonus is paid to senior management following the Corporate's fiscal year-end. These bonuses are subject to the degree of achievement of established corporate goals and objectives and individual performance.

ii) Mid-term Incentive Plans
For fiscal years 2000 through 2003, the mid-term incentive plan was designed to reward participating executives for creating shareholder value that met or exceeded the returns of an appropriate index on the Toronto Stock Exchange over a three-year performance period. The participants were awarded units each year relative to the increase in such index over the three-year performance period. Vested units were received as either Restricted Share Units in which case cash was paid on vesting or Deferred Share Units where payment was deferred until employment with the Company ended. Those units not vested were never paid.

Starting in fiscal year 2004, the mid-term incentive plan is based on specific operating margin improvement targets and achievement of defined change outcomes across the Company over a two-year performance cycle ending October 31, 2005. The plan replaced a portion of the annual stock option grants with Performance Share Units. The units will vest and payout from 0% to 200% of the target grant based on attainment of specified performance levels.

iii) Long-term Incentive Plans
Under the long-term incentive plan annual stock options are awarded to senior management. These stock options are subject to long-term improvement in profitability and shareholder value as measured by reference to market data for a comparable peer group of companies.

20. Employee Future Benefits

The Company sponsors various post-employment benefit plans including defined benefit pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to substantially all of its employees. All defined benefit pension plans sponsored by the Company are funded plans. Other post-employment benefits are unfunded.

Defined Benefit Pension Plans—The formula for Canadian plans is based on the highest three or six average consecutive years' wages and requires employee contributions. The non-contributory Taiwanese plan is based on employee years of service and their compensation during the last month prior to retirement. The American plan is based on the participant's 60 highest consecutive months of compensation and their years of service.

Other Benefit Plans—These include a Supplemental Retirement Arrangement, a Retirement/Termination Allowance and Post-retirement Benefit Plans, which include contributory health and dental care benefits and contributory life insurance coverage. Individuals must retire to be eligible.

Net periodic benefit costs for the Company's post-employment benefit plans comprise the following components:

	Pensions		Other Benefit Plans	
	2004	2003	**2004**	2003
Service cost	**$ 6**	$ 6	**$ 1**	$ 1
Interest cost	**10**	10	**2**	2
Expected return on plan assets	**(12)**	(12)	**—**	—
Recognized actuarial gain	**—**	—	**—**	—
Amortization of net transition asset	**(3)**	(3)	**—**	—
Net periodic benefit cost	**$ 1**	$ 1	**$ 3**	$ 3

The following assumptions were used in the determination of the net periodic benefit cost:

	Pensions		Benefit Plans	
	2004	2003	**2004**	2003
Expected rate of return on plan assets	**7.0%**	7.0%	**n/a**	n/a
Discount rate	**6.25%**	6.5%	**6.25%**	6.5%
Rate of compensation increase	**4.25%**	4.5%	**4.25%**	4.5%
Health care cost trend rate—first six years	**n/a**	n/a	**10.0%**	9.3%
—thereafter	**n/a**	n/a	**5.0%**	4.5%

The assumed health care cost trend rate used in determining the benefit cost for 2004 is 10% (2003—9.3%) decreasing to an ultimate level of 5% after five years (2003—4.5%). The assumed dental trend rate used in determining the benefit cost for 2004 is 4.5% (2003—4.5%) decreasing to an ultimate level of 4.5% after five years (2003—4.5%).

Assumed health care trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects in 2004:

	1% Increase	1% Decrease
Change in net benefit cost	—	—
Change in benefit obligation	2	(1)

Changes in the benefit obligation for the plans were as follows:

	Pensions		Other Benefit Plans	
	2004	2003	**2004**	2003
Benefit obligations—beginning of year	**$ 172**	$ 156	**$ 26**	$ 21
Service cost—pension	**6**	6	**1**	1
Interest cost	**11**	11	**2**	2
Benefits paid	**(3)**	(3)	**(1)**	(1)
Currency translation adjustment	**—**	—	**(1)**	—
Actuarial loss	**—**	2	**1**	3
Total benefit obligations—end of year	**$ 186**	$ 172	**$ 28**	$ 26

Changes in the assets of the plans were as follows:

	Pensions		Other Benefit Plans	
	2004	2003	**2004**	2003
Plan assets at fair value—beginning of year	**$ 183**	$ 163	**$ —**	$ —
Actual return on plan asset	**18**	19	**—**	—
Benefits paid	**(4)**	(3)	**(1)**	(1)
Company contributions	**3**	2	**1**	1
Participant contributions	**2**	2	**—**	—
Plan assets at fair value—end of year	**$ 202**	$ 183	**$ —**	$ —

Amounts recognized in the Company's consolidated statements of financial position consist of:

	Pensions		Other Benefit Plans	
	2004	2003	**2004**	2003
Plan assets in excess of projected obligations	**$ 16**	$ 11	**$ (28)**	$ (26)
Unrecognized actuarial gains	**2**	3	**5**	3
Unrecognized past service costs	**—**	—	**(2)**	—
Unrecognized net transition asset	**(2)**	(2)	**—**	—
	$ 16	$ 12	**$ (25)**	$ (23)

As at June 30, 2004, the present value of the projected top-up benefits exceeds the assets in retirement compensation arrangement by $3.8 million.

The percentage of fair value of total pension plan assets held at October 31, 2004 is as follows:

Asset Category	Percentage of Plan Assets
Fixed income	35.4%
Equities	64.5%
Cash	0.1%
Total	100%

(All tabular amounts are in millions of Canadian dollars except where noted)

21. Cash Flow

Non-cash items affecting net income comprise:

Years ended October 31	2004	2003	2002
Gain on reorganization of MDS Proteomics	**$ (8)**	$ —	$ —
Writedown of goodwill	**63**	—	—
Depreciation and amortization	**76**	78	87
Deferred income	**(17)**	—	—
Minority interest	**4**	7	5
Future income taxes	**(29)**	32	73
Equity earnings (net of distributions)	**1**	—	(3)
Writedown of long-term investments	**22**	77	—
Writedown of intangible assets	**15**	—	—
Loss (gain) on sale of businesses and investments	**(4)**	(12)	7
Equipment and other asset writedowns	**10**	11	—
Stock option compensation	**1**	—	—
Other	**1**	1	—
	$ 135	$ 194	$ 169

Changes in non-cash working capital balances relating to operations include:

Years ended October 31	2004	2003	2002
Accounts receivable	**$ (50)**	$ 50	$ (37)
Inventories	**23**	(49)	(4)
Accounts payable, accrued liabilities and deferred revenue	**(15)**	11	(33)
Income taxes	**26**	8	(14)
Other	**9**	(22)	—
	$ (7)	$ (2)	$ (88)

22. Segmented Information

Management has determined that the Company operates within two dominant segments—Life Sciences and Health. These segments are organized predominantly around customer groups identified for the businesses. Proteomics is provided for comparative purposes only, as the Company no longer consolidates MDS Proteomics due to the reorganization as discussed in note 3.

Life Sciences businesses supply products and services to manufacturers of medical products such as pharmaceuticals, medical devices and supplies. The products and services provided by Life Sciences businesses include pharmaceutical contract research services, medical isotopes and advanced analytical equipment.

Health businesses are focused on the provision of products and services to individuals and to institutions that provide health care services to consumers. Health products and services include clinical laboratory testing and distribution of medical products.

The historical information for Proteomics has been maintained in the following tables for information purposes only. Proteomics is focused on research and development in the field of proteomic-enabled drug discovery. Proteomics' products and services include capabilities in proteomics systems, technology, drug design, screening and biology.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There are no significant inter-segment transactions.

The information presented below is for continuing operations, and therefore, excludes the results of discontinued operations.

Operating results

		Net Revenues	Operating Income (Loss) Before Restructuring	Restructuring Charges	Depreciation and Amortization of Capital Assets and Other Intangibles
Life Sciences	**2004**	**$ 1,166**	**$ 175**	**$ (7)**	**$ 54**
	2003	1,083	211	(19)	50
	2002	1,053	205	—	52
Health	**2004**	**$ 598**	**$ 69**	**$ (6)**	**$ 10**
	2003	581	41	(9)	13
	2002	580	61	—	17
Proteomics	**2004**	**$ —**	**$ (81)**	**$ —**	**$ 7**
	2003	1	(33)	—	11
	2002	3	(52)	—	13
Total	**2004**	**$ 1,764**	**$ 163**	**$ (13)**	**$ 71**
	2003	1,665	219	(28)	74
	2002	1,636	214	—	82

Financial position

			Additions		
		Total Assets	Capital Assets	Goodwill	Investment in Investees Subject to Significant Influence
Life Sciences	**2004**	**$ 2,033**	**$ 108**	**$ 15**	**$ 41**
	2003	1,951	101	6	52
	2002	1,915	130	—	33
Health	**2004**	**$ 624**	**$ 4**	**$ 2**	**$ 11**
	2003	428	19	—	10
	2002	448	19	—	9
Proteomics	**2004**	**$ —**	**$ —**	**$ —**	**$ —**
	2003	186	1	—	—
	2002	179	3	15	—
Total	**2004**	**$ 2,657**	**$ 112**	**$ 17**	**$ 52**
	2003	2,565	121	6	62
	2002	2,542	152	15	42

Revenues by customer location

		Canada	US	Europe	Asia	Other
Life Sciences	**2004**	**$ 63**	**$ 607**	**$ 322**	**$ 88**	**$ 110**
	2003	80	542	282	120	59
	2002	91	538	278	104	42
Health	**2004**	**$ 573**	**$ —**	**$ 1**	**$ —**	**$ —**
	2003	581	—	—	—	—
	2002	568	12	—	—	—
Proteomics	**2004**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**
	2003	1	—	—	—	—
	2002	—	1	2	—	—
Total	**2004**	**$ 636**	**$ 607**	**$ 323**	**$ 88**	**$ 110**
	2003	662	542	282	120	59
	2002	659	551	280	104	42

Export sales by Canadian operations during fiscal 2004 amounted to approximately $773 million (2003 —$714).

(All tabular amounts are in millions of Canadian dollars except where noted)

Capital assets and goodwill

		Canada	US	Europe	Asia	Goodwill
Life Sciences	**2004**	**$ 537**	**$ 121**	**$ 85**	**$ 3**	**$ 581**
	2003	552	67	45	2	545
	2002	507	37	73	11	549
Health	**2004**	**$ 55**	**$ 3**	**$ 1**	**$ —**	**$ 84**
	2003	65	15	—	—	113
	2002	55	17	—	—	114
Proteomics	**2004**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**
	2003	25	4	1	—	116
	2002	30	—	10	—	116
Total	**2004**	**$ 592**	**$ 124**	**$ 86**	**$ 3**	**$ 665**
	2003	642	86	46	2	774
	2002	592	54	83	11	779

Revenues by products and services

		Isotopes	Analytical Equipment	Pharmaceutical Research Services	Clinical Laboratory Services	Distribution	Proteomics
Total	**2004**	**$ 348**	**$ 282**	**$ 536**	**$ 407**	**$ 191**	**$ —**
	2003	309	270	504	398	183	1
	2002	328	217	508	390	190	3

23. Commitments and Contingencies

Operating leases and other long-term commitments

As at October 31, 2004, the Company is obligated under premises and equipment leases and other long-term contractual commitments to make minimum payments of approximately:

	Operating Leases	Other Contractual Commitments
2005	$ 42	$ 99
2006	37	61
2007	30	55
2008	20	47
2009	16	46
Thereafter	45	52
	$ 190	$ 360

Rental expense under premises and equipment leases for the year ended October 31, 2004 was $54 million (2003—$52; 2002—$50).

Of the other contractual commitments stated above, $65 million is associated with long-term supply arrangements and other long-term commitments with Ontario Power Generation Inc. and Atomic Energy of Canada Limited ("AECL"), which provide the Company with the majority of its supply of radioisotopes. In addition, the Company has contracted with AECL for the construction of two isotope reactors and a processing facility expected to be in operation by 2006. The estimated remaining cost of construction of these facilities is $39 million.

In addition, the other contractual commitments included a remaining six-year commitment totalling $256 million relating to the outsourcing of the information technology infrastructure to IBM, and $15 million relating to the implementation of Oracle e-Business suite as a common business system across the Company over the next two years.

In 2003, the Company entered into a sale-leaseback transaction for certain of its computer equipment with carrying values of approximately $12 million. There are two years remaining on this operating lease.

24. Guarantees

In 2003, the Company undertook to guarantee a bank loan of $20 million on behalf of an investee, Hemosol Corp. (the "Borrower"), in exchange for warrants in the Borrower. This loan was secured by a fixed and floating charge over all the assets of the Borrower. Under the guarantee, MDS was subrogated to and took an assignment of the rights and remedies of the bank under the loan. This guarantee expires on June 20, 2005.

In consideration for providing the guarantee, MDS received six million warrants to purchase common shares of the Borrower, of which five million were immediately exercisable at a price of $1 per share. The Borrower may extend the term of the loan beyond 18 months to a maximum of 30 months. For each month beyond the initial 18 months of the loan, MDS will be entitled to receive warrants enabling it to purchase an additional 333,333 Common shares at a price to be determined based on market value, to a maximum of an additional four million shares. If the Borrower wishes to extend the loan beyond 18 months, regulatory approval will be required for the additional warrants to be issued to MDS. For each of the first three months of such an extension, MDS will become entitled to exercise 333,333 additional warrants, bringing the total number of exercisable $1 warrants to six million after 18 months. As part of the reorganization of the Ontario laboratory business, MDS has voided 2.5 million warrants related to this guarantee. The Company believes that the fair value of the units is nominal, and accordingly has ascribed no value to these units.

Other guarantees for which the Company is contractually obligated to make payments in the event of a default by a third party or due to its inability to meet certain performance-based obligations total approximately $10 million.

25. Financial Instruments

a) *Foreign currency and interest rate contracts*

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange conversion rates and interest rates. From time to time, the Company uses foreign currency forward and option contracts to manage its foreign exchange risk. Certain Canadian operations of the Company will have net cash inflows in 2004 and subsequent years denominated in US dollars. The Company enters into foreign exchange contracts to hedge a substantial portion of these net cash flows. The Company uses interest rate swap contracts to manage its exposure to interest rate risk on certain of its debt obligations.

As of October 31, 2004, the Company had outstanding foreign exchange contracts and options in place to sell up to US$179 million at a weighted average rate of C$1.45 maturing over the next 12 months. The Company also had interest rate swap contracts that exchanged a notional amount of US$80 million of debt from a fixed to a floating interest rate.

b) Credit risk

Certain of the Company's financial assets, including cash and short-term investments, are exposed to credit risk. The Company may, from time to time, invest in debt obligations and commercial paper of governments and corporations. Such investments are limited to those issuers carrying an investment grade credit rating. In addition, the Company limits the amount that is invested in issues of any one government or corporation.

The Company is also exposed, in its normal course of business, to credit risk from its customers. A significant portion of the outstanding accounts receivable at October 31, 2004 is due from provincial health authorities. No other single party accounts for a significant balance of accounts receivable.

c) Fair value

Short-term investments, accounts receivable, accounts payable, accrued liabilities and income taxes—These assets and liabilities have short periods to maturity and the carrying values contained in the consolidated statements of financial position approximate their estimated fair value.

Foreign exchange and interest rate swap contracts—These contracts are treated as hedges for accounting purposes. As at October 31, 2004, the carrying amounts and fair values for derivative financial instruments are as follows:

	2004		2003	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Net asset (liability) position:				
Currency forward and option contracts	**$ (1)**	**$ 41**	$ —	$ 56
Interest rate swap and option contracts	**$ —**	**$ 3**	$ —	$ (4)

26. Cumulative Translation Adjustment

Unrealized translation adjustments arise on the translation of foreign currency denominated assets and liabilities of self-sustaining foreign operations. An unrealized foreign exchange gain of $64 million as at October 31, 2004 (2003—$38) exists primarily due to the weakening of the US dollar against the Canadian dollar.

27. Comparative Figures

Certain figures for previous years have been reclassified to conform with the current year's financial statement presentation. In addition, segmented information for 2003 and 2002 has been restated to reflect the discontinued operations reported.

28. Reconciliation to Accounting Principles Generally Accepted in the United States

The following information is being provided to comply with certain disclosure requirements of the Securities and Exchange Commission ("SEC") of the United States.

a) The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain material respects from those applicable in the United States ("US GAAP"). The material differences, as they apply to the consolidated financial statements of the Company, are as follows:

i) The Company designates certain foreign exchange forward contracts as a hedge of future revenue streams. Under Canadian GAAP, the resulting gains and losses on the contracts are recorded in operations when the contracts mature in future periods. Under US GAAP, these contracts would not qualify for hedge accounting, but rather would be recorded at fair value with changes in fair value included in earnings.

ii) Under Canadian GAAP, costs incurred during the start-up phase of new lines of business may be capitalized if certain criteria, related primarily to recoverability, are met. The Company defers such costs of start-up activities and amortizes them over periods ranging from three to seven years.

Under Canadian GAAP, product development costs that meet certain criteria are required to be capitalized and amortized over the future periods benefited.

Under US GAAP, these costs are expensed.

iii) Under Canadian GAAP, the premium paid on stock options that are repurchased for cancellation, net of applicable taxes, is charged to retained earnings. Under US GAAP as prescribed by APB 25, where cash payments are made in respect of options issued prior to July 1, 2000, or where options are issued having a strike price below fair market value, the premium paid or the intrinsic value is considered to be compensation expense and deducted from income.

iv) Under US GAAP, the cost of in-process research and development acquired as a result of a business combination is charged to income immediately at the date of the acquisition. Under Canadian GAAP, such costs are capitalized and amortized over their estimated useful lives.

v) Dilution gains on development stage subsidiaries are not reported in income under SEC accounting requirements.

vi) Under US GAAP, investments in certain securities that are considered to be available for sale are to be reported at fair market value. Unrealized holding gains and losses on securities considered available for sale are recorded as a component of comprehensive income until realized. A decline in the fair value of securities available for sale that is considered other than temporary in nature is to be reported as a component of net income. Under Canadian GAAP, these securities are recorded at cost less any provision for declines in value considered to be other than temporary and related gains or losses are included in income when realized.

vii) The Company has interests in certain jointly controlled entities that are required to be proportionately consolidated in the Company's Canadian GAAP financial statements. For purposes of US GAAP, these interests would be accounted for by the equity method. Net income, earnings per share and shareholders' equity under US GAAP are not impacted by the proportionate consolidation of these interests in jointly controlled entities. Summary balance sheets and income statements, along with certain cash flow information, for the Company's joint venture investees are provided in note 18.

viii) Under Canadian GAAP, CICA Handbook Section 3860, "Financial Instruments," requires the separate presentation of the debt and equity components of a debt instrument when such an instrument can be settled by the issuance of Common shares and is convertible into equity of the Company by the issuer. Interest related to the equity component is charged to shareholders' equity through the accretion of equity component of debentures payable. Under US GAAP, Financial Accounting Standards Board 133, "Accounting for Derivative Instruments and Hedging Activities," does not permit a portion of the proceeds from the issuance of this type of convertible security to be accounted for as attributable to the conversion feature. As a result, under US GAAP, the net loss would have increased by the amount of interest, which is immaterial in 2003, accreted to the equity component of the convertible debentures, and long-term debt would increase by $11 million and minority interest would decrease by a similar amount. During 2004, the Company deconsolidated MDS Proteomics, where the debt was recorded, and therefore the debt and the equity component no longer exist.

The following table presents the effects on the consolidated statements of income of the above differences:

	2004	2003	2002
Net income under Canadian GAAP	$ 51	$ 48	$ 105
Adjustments:			
Unrealized gains (losses) on forward foreign exchange contracts and interest rate swaps	(10)	46	6
Deferred start-up and development costs	(15)	(17)	(15)
Stock options repurchased	—	—	(8)
Gain from issue of shares by a development-stage subsidiary	(8)	—	—
Impairment of long-term investment [1]		21	—
Write-off of required in-process R&D	(3)	—	—
Stock-based compensation	—	(2)	—
Income taxes	12	(10)	7
Net income under US GAAP	$ 27	$ 86	$ 95
Earnings per share under US GAAP:			
Basic	$ 0.19	$ 0.61	$ 0.68
Diluted	$ 0.19	$ 0.60	$ 0.66

(1) Adjustment to reflect write-off of investment recorded in 2003 under Canadian GAAP, which was written off under US GAAP in prior periods.

b) Under US GAAP, the following consolidated statement of comprehensive income is required:

	2004	2003	2002
Net income under US GAAP	$ 27	$ 86	$ 95
Unrealized gain (loss) on share investments, net of tax	(10)	(33)	(62)
Comprehensive income (loss)	$ 17	$ 53	$ 33

c) The following table indicates the significant items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under US GAAP. The revised amounts would have been as follows:

	2004	2003
Accounts receivable	$ 358	$ 327
Capital assets	742	724
Long-term future tax assets	133	31
Long-term investments	98	154
Goodwill	664	773
Other intangible assets	60	37
Accounts payable	335	355
Long-term future tax liabilities	52	41
Accumulated comprehensive income	32	40
Additional paid-in capital	90	93
Retained earnings	479	448

d) Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new accounting standards that have not yet been adopted due to delayed effective dates. In January 2003, the FASB issued Interpretation (FIN) 46, "Consolidation of Variable Interest Entities." FIN 46 provides a framework for identifying variable interest entities (VIEs) and requires a company to consolidate a VIE if the company absorbs a majority of the VIE's expected losses or receives a majority of the VIE's expected residual returns, or both. FIN 46 is applicable immediately for any new VIEs created after January 31, 2003. There is no current impact on the consolidated financial statements as a result of this adoption. Additional guidance on implementing FIN 46 is evolving through the issuance of FASB Staff Positions. In addition, a draft interpretation modifying FIN 46 has been issued for comment. MDS will continue to review the status of VIEs as this guidance is finalized.

29. Subsequent Event

On December 23, 2004, the Company received a letter from the US Food and Drug Administration pertaining to an ongoing investigation and related regulatory issues including certain procedures which had been in place prior to 2004 at one of the Company's pharmaceutical research services facilities. The impact, if any, of this event cannot be determined at this time.

Years ended October 31 (millions of Canadian dollars except per share data)

	2004	2003	2002	2001
Operating results				
Revenues	**$ 1,764**	$ 1,665	$ 1,636	$ 1,495
Operating income from continuing operations before goodwill amortization	**150**	191	214	155
Net income from continuing operations before goodwill amortization	**68**	83	107	116
Net income	**51**	48	105	73
Financial position				
Working capital	**406**	359	301	221
Capital assets	**805**	776	740	661
Other long-term assets	**1,002**	1,014	1,081	1,060
Total assets	**2,657**	2,565	2,542	2,402
Long-term debt	**494**	542	615	553
Shareholders' equity	**1,497**	1,426	1,354	1,243
Capital employed	**1,717**	1,771	1,841	1,687
Cash flow				
Cash from operating activities	**179**	240	186	77
Net share capital issued (repurchased)	**3**	1	—	(6)
Cash dividends paid	**(9)**	(10)	(10)	(10)
Capital assets purchased	**(112)**	(121)	(152)	(115)
(Acquisitions) divestitures	**25**	23	7	15
Net issue (repayment) of long-term debt	**(5)**	22	58	(16)
Per share data				
EPS from continuing core operations before unusual items	**1.14**	1.21	1.07	0.70
EPS from continuing operations before goodwill amortization	**0.48**	0.58	0.75	0.83
Basic EPS	**0.36**	0.34	0.75	0.52
Dividends paid	**0.0852**	0.10	0.0932	0.0863
Book value per share	**10.56**	10.10	9.63	8.90
Price range	**23.20 to 18.17**	23.95 to 17.43	25.10 to 18.48	30.00 to 16.66
Weighted average shares outstanding (millions)	**142**	141	140	139
Statistics and ratios				
Current ratio	**1.91**	1.86	1.71	1.48
Long-term debt to equity	**0.33**	0.38	0.45	0.45
Return on average equity	**3%**	3%	8%	6%
Pre-tax return on capital employed	**14%**	13%	12%	9%
Number of employees	**9,185**	10,265	10,885	10,597

2000	1999	1998	1997	1996	1995	1994
$ 1,324	$ 1,081	$ 942	$ 901	$ 789	$ 669	$ 630
190	160	103	113	96	78	61
137	97	52	68	54	39	38
110	82	44	63	50	35	34
312	82	79	43	91	61	106
598	427	319	252	227	193	163
996	444	366	341	287	228	224
2,372	1,299	1,069	938	889	730	724
551	213	191	146	183	139	162
1,185	669	506	473	418	356	326
1,619	934	874	759	590	512	470
129	158	87	106	100	72	58
186	87	(12)	(8)	38	(1)	—
(8)	(6)	(6)	(5)	(4)	(4)	(3)
(135)	(143)	(94)	(55)	(34)	(30)	(16)
(214)	(53)	(26)	(6)	(70)	(33)	(5)
256	17	39	38	(32)	40	35
0.84	0.76	0.64	0.58	0.48	0.36	0.29
1.10	0.84	0.45	0.63	0.50	0.37	0.35
0.86	0.70	0.51	0.58	0.47	0.34	0.32
0.0788	0.0713	0.0638	0.0563	0.0500	0.0438	0.0400
8.50	5.62	4.48	4.19	3.95	3.40	3.11
31.90 to 13.12	17.43 to 13.76	17.25 to 12.00	17.38 to 9.35	9.56 to 5.00	5.00 to 3.31	3.75 to 3.00
128	117	113	113	109	104	105
1.67	1.24	1.36	1.14	1.32	1.25	1.50
0.46	0.32	0.38	0.31	0.44	0.39	0.50
12%	14%	9%	14%	13%	10%	11%
14%	16%	15%	17%	17%	15%	13%
10,379	8,467	7,065	6,830	6,670	6,136	5,863

BOARD OF DIRECTORS

Paul S. Anderson [E]

Clarence J. Chandran [H]

Wendy K. Dobson [H]

William A. Etherington [A, C]

John R. Evans [C, H]

Wilfred G. Lewitt *

Robert W. Luba [A]

John T. Mayberry [**, C, H]

Mary Mogford [C, E]

John A. Rogers

Nelson M. Sims [A, E]

A Audit Committee
C Corporate Governance & Nominating Committee
E Environment, Health & Safety Committee
H Human Resources & Compensation Committee

* To retire from MDS Board effective March 10, 2005
** Appointed Chairman November 1, 2004

EXECUTIVE MANAGEMENT TEAM

Wilfred G. Lewitt
Chairman

John A. Rogers
President and Chief Executive Officer

Robert W. Breckon
Executive Vice-President, Strategy and Corporate Development

James A. H. Garner
Executive Vice-President, Finance and Chief Financial Officer

James M. Reid
Executive Vice-President, Organization Dynamics

Edward K. Rygiel
Executive Vice-President, MDS Inc. and
Executive Chairman, MDS Capital Corp.

Alan D. Torrie
Executive Vice-President, Global Markets

John A. Morrison
Group President and Chief Executive Officer
Healthcare Provider Markets

David F. Poirier
President, Enterprise Services and Chief Information Officer

Andrew W. Boorn
President, MDS Sciex

Cameron A. Crawford
President, MDS Diagnostic Services

Gilbert Godin
President, MDS Pharma Services

Steven M. West
President, MDS Nordion

Peter E. Brent
Senior Vice-President and General Counsel and
Corporate Secretary

Mary E. Federau
Senior Vice-President, Talent Development

John D. Gleason
Senior Vice-President, Business Development

Mike Nethercott
Vice-President, Corporate Marketing and Communications

Mailing Address
100 International Blvd.
Toronto, Ontario, Canada M9W 6J6
Telephone: 416-675-7661
Fax: 416-675-0688

Website Address
www.mdsintl.com

Transfer Agent and Registrar
CIBC Mellon Trust Company
Toronto, Ontario, Canada
Telephone: 1-800-387-0825
Answer Line: 416-643-5500
Email: inquiries@cibcmellon.com

Auditors
Ernst & Young LLP

Legal Counsel
Fasken Martineau DuMoulin LLP

Dividend Policy
MDS has a record of consistent and growing dividends. In September 2004 the Company established a new dividend policy and increased its current dividend to an annualized rate of $0.13 ($0.0325 quarterly) per Common share. The new policy is designed to maintain stable and consistent dividends, with a targeted payout ratio of approximately 10%–15% of the previous year's normalized, sustainable earnings per share after consideration of the Company's cash and liquidity position and future cash requirements.

Dividend Reinvestment and Share Purchase Plan
Shareholders are able to participate in this Plan provided it is legally permitted in the jurisdiction where they reside. Under this Plan, shareholders may elect to receive stock dividends in lieu of cash dividends. Participants residing outside of the United States may also make optional cash payments of up to $1,500 quarterly to purchase additional shares. Shareholders wishing to obtain more information about this Plan should contact the Company's transfer agent listed above.

Stock Listing
MDS shares are listed on the:
TSX: MDS
NYSE: MDZ
MDS is part of the S&P/TSX 60 Index

MDS Stock Split History

1980 – September 17	2:1
1983 – July 13	2:1
1990 – March 10	2:1
1996 – November 15	2:1
2000 – October 10*	2:1

* stock dividend—same impact as stock split

Annual Shareholders' Meeting
Shareholders are invited to attend the Company's Annual Meeting at 4:00 p.m., Thursday, March 10, 2005 at:
Design Exchange
234 Bay Street
Toronto, Ontario, Canada

Investor Information
Contact: Sharon Mathers, Vice-President, Investor Relations
Telephone: 416-213-4721
Fax: 416-675-0688
Email: smathers@mdsintl.com

Annual and Interim Reports
Current stock prices, financial reports, recent press releases and annual reports are accessible on the MDS website at www.mdsintl.com or at MDS Shareholder Communication Services at 416-675-6777 ext. 6500 or 1-888-MDS-7222.

Trademarks
The following are registered trademarks of MDS Inc. or its subsidiaries:
MDS
MALDI-TOF
TOF/TOF

MDS Sciex markets its instruments under the brand names "Applied Biosystems/MDS Sciex" and "PerkinElmer Sciex" through its joint venture partners, Applied Biosystems, a business of Applera Corporation, and EG&G Inc., respectively.

DESIGN: BRYAN MILLS GROUP, TORONTO EDITORIAL: SAGE COMMUNICATIONS PRINTING: COLOUR INNOVATIONS PRINTED IN CANADA


MDS
Science advancing health

MDS Inc.
100 International Blvd.
Toronto, Ontario
Canada M9W 6J6

www.mdsintl.com

Core Purpose

To make a distinctive contribution to the health and well-being of people.

Core Values

Mutual trust

Having confidence to rely on others and to be open to new and different people and ideas.

Genuine concern and respect for people

Showing genuine concern for others; treating people as individuals, with understanding and appreciation.

Integrity

Being reliable and accountable in word and behaviour.

Commitment to excellence

Striving to reach our full potential as a company and as individuals, doing the right things the right way.


MDS
Science advancing health

NOTICE OF 2005
ANNUAL MEETING OF
SHAREHOLDERS

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF MDS INC.

Date: Thursday, March 10, 2005

Time: 4:00 p.m.
(Eastern Standard Time)

Place: Design Exchange,
234 Bay Street,
Toronto, Ontario, Canada

Business of the Annual Meeting of Shareholders:

(a) to receive the Report of the Directors and the Consolidated Financial Statements of the Company and its subsidiaries for the year ended October 31, 2004, together with the Auditors' Report thereon;

(b) to elect directors for the ensuing year;

(c) to appoint auditors for the ensuing year and to authorize the directors to fix their remuneration; and

(d) to transact any other business that may properly come before the Meeting.

By Order of the Board,



Peter E. Brent

Senior Vice-President & General Counsel and Corporate Secretary

December 31, 2004

The Management and Board of MDS urge you to participate by ensuring that your shareholdings are represented and that your wishes are made known at the Meeting. If you cannot be present to vote in person, please vote in one of three ways: (1) by completing and signing the accompanying Proxy Form and returning it in the enclosed envelope, postage prepaid; (2) by following the instructions for telephone voting in the accompanying Proxy Form; or (3) by following the instructions for Internet voting in the accompanying Proxy Form, at least two business days prior to the Meeting or related adjournment(s).

What's inside

Currency – Unless otherwise noted herein, all references to $ in this Circular are to Canadian dollars.

Who is soliciting my proxy?

The management of MDS Inc. (the "Company" or "MDS") is soliciting your proxy for use at the Annual Meeting of Shareholders (the "Meeting").

What will I be voting on?

You will be voting on:

- election of directors of the Company (see page 3); and
- appointment of Ernst & Young LLP as the auditors (see page 6).

How many classes of shares are there?

The Company has one class of Common shares listed on the Toronto Stock Exchange and the New York Stock Exchange.

How many votes do I have?

Subject to the voting restrictions noted below, you will have one vote for every Common share of the Company you own at the close of business on January 10, 2005, the record date for the Meeting.

To vote shares you acquired subsequent to the record date, you must, no later than 10 days before the Meeting:

- request that the Company add your name to the voters' list, and
- produce properly endorsed share certificates or otherwise establish that you own the shares.

How many shares are eligible to vote?

The number of Common shares outstanding on December 31, 2004, were 141,938,989.

To the knowledge of the directors and officers of the Company, the only shareholders who beneficially own or exercise control or direction over more than 10% of the outstanding Common shares as at December 31, 2004 are as follows:

Shareholder	Common shares held	% of outstanding Common shares
McLean Budden	16,132,472	11.4%
Jarislowksy, Fraser Limited	15,025,235	10.6%
AIC Limited	14,479,148	10.2%

How do I vote?

If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the Meeting or by proxy, as explained below.

If your shares are held in the name of a nominee, please see the instructions below under the headings *How can a non-registered shareholder vote?* and *How can a non-registered shareholder vote in person at the Meeting?*

Voting by proxy

Whether or not you attend the Meeting, you can appoint someone else to vote for you as your proxyholder. You can use the enclosed form of proxy, or any other proper form of proxy, to appoint your proxyholder. The persons named in the enclosed form of proxy are directors or officers of the Company. **However, you can choose another person to be your proxyholder, including someone who is not a shareholder of the Company. You may do so by deleting the names printed on the proxy and inserting another person's name in the blank space provided, or by completing another proper form of proxy.**

How will my proxy be voted?

On the form of proxy, you can indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you.

If you have specified on the form of proxy how you want your shares to be voted on a particular issue (by marking FOR, AGAINST or WITHHOLD) then your proxyholder must vote your shares accordingly.

If you have not specified on the form of proxy how you want your shares to be voted on a particular issue, then your proxyholder can vote your shares as he or she sees fit.

Unless contrary instructions are provided, Common shares represented by proxies received by management will be voted:

- **FOR the election as directors of the proposed nominees whose names are set out on the following pages,**
- **FOR the appointment of Ernst & Young LLP as auditors, and**
- **FOR management's proposals generally.**

What if there are amendments or if other matters are brought before the Meeting?

The enclosed form of proxy gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in the Notice.

As of the time of printing this Circular, management is not aware that any other matter is to be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

What if I change my mind and want to revoke my proxy?

You can revoke your proxy at any time before it is acted upon.

You can do this by stating clearly, in writing, that you want to revoke your proxy and by delivering this written statement to the head office of the Company not later than the last business day before the day of the Meeting, or to the Chairman of the Meeting on the day of the Meeting or any adjournment.

Who counts the votes?

Proxies are counted by CIBC Mellon Trust Company, the transfer agent of the Company.

Is my vote confidential?

The transfer agent preserves the confidentiality of individual shareholder votes, except (a) where the shareholder clearly intends to communicate his or her individual position to management, and (b) as necessary to comply with legal requirements.

How are proxies solicited?

The Company's management requests that you sign and return the form of proxy to ensure your votes are exercised at the Meeting. The solicitation of proxies will be primarily by mail. However, the directors, officers and employees of the Company may also solicit proxies by telephone, in writing or in person.

The Company may also use the services of outside firms to solicit proxies. The cost of soliciting proxies will be borne by the Company, and the Company will reimburse brokers, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy material to beneficial owners of shares.

How can a non-registered shareholder vote?

If your Common shares are not registered in your own name, they will be held in the name of a "nominee", which is usually a trust company, securities broker or other financial institution. Your nominee is required to seek your instructions as to how to vote your shares. For that reason, you have received this Circular from your nominee together with a voting instruction form. Each nominee has its own signing and return instructions, which you should follow carefully to ensure your shares will be voted. If you are a non-registered shareholder who has voted and want to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedure to follow.

How can a non-registered shareholder vote in person at the Meeting?

Since the Company may not have access to the names of its non-registered shareholders, if you attend the Meeting, the Company will have no record of your shareholdings, or of your entitlement to vote, unless your nominee has appointed you as proxyholder. Therefore, if you are a non-registered shareholder and wish to vote in person at the Meeting, please insert your own name in the space provided on the voting instruction form sent to you by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder. Then follow the signing and return instructions provided by your nominee. Do not otherwise complete the form, as you will be voting at the Meeting.

Report of the Directors and Consolidated Financial Statements

A copy of the Company's Annual Report for the year ended October 31, 2004 is being mailed concurrently with this Circular. The financial statements for the fiscal year ended October 31, 2004, the management's discussion and analysis, and the report of the auditors are included in the Company's Annual Report.

Election Of Directors

Ten directors, nine of whom are unrelated or independent, are to be elected at the Meeting to serve until the next Annual Meeting or until their successors are duly elected or appointed. **Unless authority is withheld, the management nominees named in the enclosed Proxy Form intend to vote FOR the election of the nominees proposed below, all of whom, other than Kathleen O'Neill, are presently serving as directors of the Company.**

If any nominee is, for any reason, unavailable to serve as a director, proxies in favour of management nominees will be voted for another nominee at their discretion unless authority has been withheld in the Proxy Form.

Information as to shares beneficially owned or over which control or direction is exercised is as of October 31, 2004 and has been provided by the respective nominee.

Effective as of November 1, 2004, the Board of Directors elected John Mayberry to be the Non-Executive Chair. As of that date, Wilfred Lewitt stepped down as Executive Chair and will be retiring from the Board immediately prior to the Meeting. In addition, Wendy Dobson, who served as an independent member of the Board for nine years and on the Audit, Corporate Governance & Nominating, and Human Resources & Compensation committees of the Board, will be retiring from the Board immediately prior to the Meeting. The Company is pleased that Kathleen O'Neill has agreed, subject to election at the Meeting, to join the Board. As noted hereunder, Ms. O'Neill brings both business and financial experience to the Board. Ms. O'Neill, if elected, will become a member of the Audit Committee, and is both independent and financially literate.



Paul S. Anderson, of Lansdale, PA, USA, has served on the Board of the Company since 2003. Dr. Anderson is a Corporate Director having retired in 2002 after a 40-year career in the pharmaceutical industry. From 2001 to 2003 Dr. Anderson was Vice-President, Drug Discovery at Bristol-Myers Squibb (a global pharmaceutical company in Wilmington, DE) and from 1995 to 2001 was Sr. Vice-President, Chemical & Physical Science of DuPont Pharmaceuticals Company. Dr. Anderson is also a director of Albany Molecular Research, and is a member of the Chemical and Engineering News advisory board and the editorial board of Medicinal Chemistry Research.

Member of the Environment, Health & Safety Committee
unrelated/independent[1]

3,948 Deferred Share Units[2]
10,000 Options[3]



Clarence J. Chandran, of Cary, NC, USA, has served on the Board of the Company since 2001. Mr. Chandran is Chair of Conros Corporation (a mass market consumer products company) and Chair of The Chandran Family Foundation Inc. Mr. Chandran was formerly President, Business Process Outsourcing, CGI Group Inc. (an information technology services firm headquartered in Montreal, QC, Canada) and retired in 2001 as Chief Operating Officer and Director of Nortel Networks Corp. (a global networking and communication services company headquartered in Brampton, ON, Canada) after spending 28 years in the telecommunications industry.

Member of the Human Resources & Compensation Committee
unrelated/independent[1]

10,000 Common shares
6,914 Deferred Share Units[2]
15,500 Options[3]



William A. Etherington, of Toronto, ON, Canada, has served on the Board of the Company since 2001. Mr. Etherington is Chairman, Canadian Imperial Bank of Commerce. Prior to 2001 Mr. Etherington was Senior Vice President & Group Executive, Sales & Distribution, IBM Corporation (a global information technologies company headquartered in Armonk, NY), and Chairman, President & CEO, IBM World Trade Corporation. Mr. Etherington is also a director of Celestica Inc., Dofasco Inc. and Relizon (a Dayton, OH, based private equity firm).

Member of the Audit Committee, Member of the Corporate Governance & Nominating Committee
unrelated/independent[1]

10,000 Common shares
7,802 Deferred Share Units[2]
15,500 Options[3]



John R. Evans, of Toronto, ON, Canada, has served on the Board of the Company since 1989. Dr. Evans is Chair, Torstar Corporation (a newspaper and book publishing company headquartered in Toronto, ON, Canada) and Vice-Chair of NPS/Allelix Biopharmaceuticals Inc. Dr. Evans also chairs the boards of the Canada Foundation for Innovation and MaRS (Medical and Related Sciences) Project.

Chair of the Human Resources & Compensation Committee
Member of the Corporate Governance & Nominating Committee
unrelated/independent[1]

20,000 Common shares
11,165 Deferred Share Units[2]
31,200 Options[3]



Robert W. Luba, of Toronto, ON, Canada, has served on the Board of the Company since 1996. Mr. Luba is President, Luba Financial Inc. Prior to 1994 he was President and CEO of Royal Bank Investment Management Inc.; President of Crown Life Insurance Company and Sr. Vice-President of John Labatt Limited. Mr. Luba is also a director of Vincor International Inc., Vector Aerospace, AIM Trimark Investments, ATS Automation Tooling Systems, Menu Foods Income Fund, KPC Income Fund and Associated Brands Income Fund.

Chair of the Audit Committee[4],
unrelated/independent[1]

8,200 Common shares
11,439 Deferred Share Units[2]
63,600 Options[3]



John T. Mayberry, of Burlington, ON, Canada, has served on the Board of the Company since 2004. Mr. Mayberry is a Corporate Director. From 2002 to 2003 Mr. Mayberry was Chair of the Board & CEO, Dofasco Inc., and from 1993 to 2002 he was President & CEO, of Dofasco Inc. (an international steel manufacturer headquartered in Hamilton, ON, Canada). Mr. Mayberry is also a director of Scotiabank, Decoma International, Inco Inc. and CFM Corporation.

Non-Executive Chair of the Board
unrelated/independent[1]

3,000 Common shares
7,837 Deferred Share Units[2]



Mary Mogford, of Newcastle, ON, Canada, has served on the Board of the Company since 1998. Ms. Mogford is a Corporate Director and a former Deputy Minister of Finance and Deputy Minister of Natural Resources for the Province of Ontario. Ms. Mogford is also a director of Falconbridge Limited, the Potash Corporation of Saskatchewan, Sears Canada, and Sears Canada Bank, and a member of the Altamira Advisory Council.

Chair of the Corporate Governance & Nominating Committee,
Member of the Environment, Health & Safety Committee
unrelated/independent[1]

3,150 Common shares
7,277 Deferred Share Units[2]
36,200 Options[3]



Kathleen M. O'Neill, of Toronto, ON, Canada, was an Executive Vice President with BMO Bank of Montreal until January 2005. Prior to joining BMO Bank of Montreal in 1994, Ms. O'Neill was a partner at PricewaterhouseCoopers, in Corporate Taxation Practice. Ms. O'Neill is a Fellow of the Institute of Chartered Accountants of Ontario. She is a member of the Board of Directors and Third Vice Chair of the Canadian Chamber of Commerce, and chairs its Health Care Task Force. Ms. O'Neill is past-Chair of the Board of St. Joseph's Health Centre in Toronto, and is active on several other non-profit boards.

Member of the Audit Committee
unrelated/independent[1]



John A. Rogers, of Toronto, ON, Canada, has served on the Board of the Company since 1993. Mr. Rogers is President & Chief Executive Officer, MDS Inc. Mr. Rogers is also a director of Marsulex Inc. and Source Medical.

related[5]

109,506 Common shares
35,109 Deferred Share Units[6]
597,500 Options[3]



Nelson M. Sims, of Key Largo, FL, USA, has served on the Board of the Company since 2001. Mr. Sims is President & CEO, Novavax, Inc. (a biopharmaceutical company headquartered in Malvern, PA). Prior to 2001 Mr. Sims was an Executive with Eli Lilly and Company (a global pharmaceutical-based health care company), and President, Eli Lilly Canada, Inc. Mr. Sims is also a director of Novavax.

Chair of the Environment, Health & Safety Committee
Member of the Audit Committee
unrelated/independent[1]

5,000 Common shares
8,410 Deferred Share Units[2]
15,500 Options[3]

1 Each of the directors, other than John Rogers, has been determined by the Board to be free of any relationship which could materially interfere with his or her ability to act in the best interests of the Company and to meet the criteria to be considered unrelated or independent as described in the TSX corporate governance guidelines and NYSE corporate governance rules.

2 Independent directors have the option of receiving their compensation in the form of deferred share units under the MDS Deferred Share Unit Plan for Non-Executive Directors.

3 Effective November 1, 2003, the Board of Directors discontinued all further grants of stock options to independent directors under the MDS Stock Option Plan. Outstanding options granted prior to November 1, 2003 remain in effect with no amendments.

4 Robert Luba, Chair of the Audit Committee, is a Fellow of the Institute of Chartered Accountants (FCA). He currently serves on five other audit committees, and is both independent and an audit committee financial expert as defined in applicable securities regulation and as determined by the Board.

5 John Rogers, the President and CEO of the Company, is the only related or non-independent director.

6 Deferred share units are not available to related directors in their capacity as directors. Mr. Rogers does receive deferred share units under the Mid-term Incentive Plan. See *Report on Executive Compensation.*

Appointment Of Auditors

The Company proposes to nominate Ernst & Young LLP, the present auditors, as auditors of the Company, to hold office until the next Annual Meeting of Shareholders. Ernst & Young LLP has served as the Company's auditors for more than five years.

Auditor Evaluation

The Audit Committee reviews, with senior financial management and the auditors, on an annual basis, the performance of the auditors and auditor independence and rotation. In fiscal 2004, a new audit partner at Ernst & Young LLP was appointed as audit partner for the Company's account. In addition, an Ernst & Young LLP partner, independent of the Company's account , is responsible for reviewing all significant accounting and audit decisions.

The fees for all audit services performed by the auditors for the year ended October 31, 2004, and October 31, 2003 are set out below.

During 2004, Ernst & Young LLP served as the auditor of MDS Inc. and was also the auditor of the subsidiaries of the Company that required a separate audit opinion be rendered on their entity financial statements for statutory or other reasons.

In 2003, the Audit Committee of the Board approved a policy that determines and limits the types of engagements on which the services of Ernst & Young LLP may be used. Such services are limited to the following types of engagements, for which a summary of fees for the last two years is provided below. The intention to engage Ernst & Young LLP and the fees to be charged are subject to pre-approval by the Audit Committee.

Audit – an audit engagement is one in which Ernst & Young LLP or a foreign affiliate, has been hired to render an audit opinion on a set of financial statements or related financial information. These engagements include the opinion issued on the consolidated financial statements of MDS, the opinions issued on subsidiaries of MDS as required by statute in certain jurisdictions, and opinions issued on the financial statements of subsidiaries or entities over which MDS exercises management discretion. The latter category includes audit opinions issued on Pension Plans established for the benefit of MDS employees.

Audit Related – an audit related engagement is one in which some sort of assurance is provided that is not an audit opinion or one which supports the ability of Ernst & Young LLP to render an audit opinion in an indirect manner. Such engagements include reviews of the interim financial statements, the reports on which are provided to the Audit Committee, accounting assistance and advice, systems and internal controls reviews associated with our Common Business Systems implementation, planning work associated with our Sarbanes-Oxley compliance program, and translation services related solely to our filed financial reports. From time to time, Ernst & Young LLP may also be engaged to provide audit related services in connection with acquisitions , including audits of transaction date balance sheets and similar services.

Tax – a tax engagement is one in which Ernst & Young LPP has been engaged to provide tax services, including assistance with tax compliance and tax advice and planning. Tax compliance assistance is generally provided to the foreign subsidiaries of MDS and to certain entities that are controlled by MDS but in which there are other minority interests. Tax compliance services include assistance with the preparation and filing of tax returns, assistance in dealing with tax audits, and personal tax assistance provided to participants in the Company's expatriate tax program. Tax advice and planning services are provided to the Company and many of its subsidiaries and relate to both income taxes and sales and use taxes.

	2004	2003
Audit services	$ 1,819,000	$ 1,638,000
Audit related services	429,000	292,000
Tax services	704,000	1,151,000
	$ 2,952,000	$ 3,081,000

Shareholder Proposals

There are no shareholder proposals to be considered at the Meeting. Shareholder proposals must be submitted no later than October 2, 2005 to be considered for inclusion in next year's Management Proxy Circular for the Company's 2006 Annual Meeting of Shareholders.

Section 3: Disclosure of Compensation and Other Information

Directors' Remuneration and Meeting Attendance

Nine directors are independent or unrelated and are remunerated by the Company solely in their capacity as directors. John Rogers, the President & CEO of the Company, receives no remuneration as a director.

Compensation for the independent directors is a combination of annual retainers, meeting fees and equity-based deferred share units ("DSUs") as described below. The compensation program for directors is reviewed on an annual basis by the Human Resources & Compensation Committee with the assistance of outside consultants. Overall compensation is established based upon a comparator peer group of companies on the TSX 100 with annual revenues of $1 billion to $4 billion and is currently established at the 50th percentile to the market.

The following is a description of the current annual retainers and attendance fees payable to independent directors:

Annual Non-Executive Chair of the Board retainer[1]	$150,000
Annual Board retainer Cash DSUs[2]	 $25,000 $20,000
Annual retainer for the Chair of the Audit Committee	$15,000
Annual retainer for the Chair of the Human Resources & Compensation Committee	$7,000
Annual retainer for the Chairs of the Environment Health & Safety Committee and the Corporate Governance & Nominating Committee	$5,000
Annual retainer for members of the Audit Committee	$5,000
Annual retainer for members of all other committees	$3,000
Each Board or committee meeting attended	$1,500[3]
Each Board or committee telephone meeting	$750

1 The Chair of the Board receives no additional retainers or fees in his capacity as a director.

2 The Directors receive an annual grant of DSUs. In fiscal 2004 the value of the DSUs granted to each director was $20,000

3 Directors who reside outside of Ontario or Quebec who are required to travel to Board meetings held in Ontario or Quebec are paid $3,000 per meeting.

There were no changes in fiscal 2004 to the retainers or meeting fees other than the increase in the annual retainer for the Chair of the Audit Committee. In addition, for fiscal 2005, the Human Resources & Compensation Committee approved the establishment of the annual retainer for the Non-Executive Chair and the increase in meeting fees in the circumstances described in note 3.

Total remuneration paid to independent directors during the fiscal year ended October 31, 2004, is set out in the following table:

Name of Director	Fees Paid	DSU Grants	
		#	$
Paul S. Anderson	$46,250	959	20,000
Clarence J. Chandran	48,500	959	20,000
Wendy K. Dobson[1]	47,750	959	20,000
William A. Etherington	56,750	959	20,000
John R. Evans	57,250	959	20,000
Robert W. Luba	63,000	959	20,000
John T. Mayberry[2]	56,000	959	20,000
Mary Mogford	61,000	959	20,000
Nelson M. Sims	61,750	959	20,000

1 As set out earlier in this Circular, Ms. Dobson is not standing for re-election as a director.

2 Mr. Mayberry was appointed Non-Executive Chair on November 1, 2004. The annual retainer of $150,000 is payable in fiscal 2005. Mr. Mayberry has indicated his intention to take all of his annual retainer in deferred share units.

Set out below is a summary of the Board and committee meetings held during the fiscal year ended October 31, 2004 and the record of attendance of the individual directors.

Summary of Board and committee meetings held	
Board	10
Audit	7
Corporate Governance & Nominating	2
Environment, Health & Safety	4
Human Resources & Compensation	7

Record of attendance by directors

	Number of meetings attended	
Director	Board	Committee
Paul S. Anderson[1]	10/10	3/4[1]
Clarence J. Chandran	9/10	6/7
Wendy K. Dobson[2]	8/10	6/7
William A. Etherington	10/10	9/9
John R. Evans	10/10	9/9
Wilfred G. Lewitt[2]	9/10	n/a
Robert W. Luba	10/10	7/7
John T. Mayberry	9/10	7/9[3]
Mary Mogford	10/10	8/8[4]
John A. Rogers	10/10	n/a
Nelson M. Sims	9/10	10/11

1 Dr. Anderson joined the Environment Health & Safety Committee after the Annual Meeting in March.

2 Neither Ms. Dobson nor Mr. Lewitt are standing for re-election.

3 Mr. Mayberry joined the Human Resources & Compensation and Corporate Governance & Nominating Committees after the Annual Meeting in March.

4 Ms. Mogford was also on the Human Resources & Compensation Committee until the Annual Meeting in March.

Director Deferred Share Unit Plan

Directors have the option of electing to receive 100% of their total compensation, or 100% of their annual retainer (the "Elected Deferral"), in the form of DSUs under the MDS Deferred Share Unit Plan for Non-Executive Directors. A majority of the independent directors have elected to receive all of their compensation in the form of DSUs.

Under the terms of the plan, on the last day of each fiscal quarter, a number of DSUs equal to the number of shares that could be purchased on the open market for a dollar amount equal to the Elected Deferral, is credited to the account maintained by the Company for each independent director who has elected to participate in the plan.

In fiscal 2004, the issuance of stock options was discontinued and directors are now eligible, upon appointment and annually thereafter, to receive a grant of DSUs. In the fiscal year ended October 31, 2004, each director received DSUs valued at $20,000 as part of their over-all compensation. DSUs attract dividends in the form of additional DSUs at the same rate as dividends on MDS Common shares. DSUs are paid out when a director ceases to be a member of the Board. At such time, the director will receive, at his/her discretion, net of any applicable withholdings, either (i) a lump sum cash payment, or (ii) a number of shares purchased on the open market equal to their credit balance under the plan.

All Board fees are paid to all directors in Canadian dollars. Directors are reimbursed for transportation and other expenses incurred for attendance at Board and committee meetings.

Director Share Ownership Guidelines

The Board of Directors believes that share ownership by directors is an important component in demonstrating both commitment to the Company and alignment with the interests of all shareholders. The MDS Board established in 2003 a guideline providing for each unrelated or independent director to own shares in MDS (which include DSUs) with a value of not less than five times his/her annual retainer. Directors are given three years from the date of establishment of the guidelines or, if first elected after such date, then three years from the date they are first elected to the Board, to accumulate such ownership position. All of the independent directors, other than Dr. Anderson who joined the Board in May of 2003, and Ms. O'Neill, the new nominee for the Board, own shares and/or DSUs in MDS that exceed the established guideline.

Directors' and Officers' Liability Insurance

The bylaws of the Company provide for indemnification of the directors and officers, subject to certain limitations set out in the Canada Business Corporations Act, including that the directors and officers acted honestly, in good faith and with a view to the best interests of the Company.

MDS provides insurance for the Company, its affiliates, subsidiaries, joint ventures and their directors and officers, against liability incurred by them in their capacity as directors or officers.

The insurance policy provides coverage of US$110,000,000. Each loss or claim is subject to a US$1,000,000 deductible. The total annual premium for the directors' and officers' liability policy is US$1,500,000 which is paid in full by the Company.

Report on Executive Compensation

Overview

The Human Resources & Compensation Committee ("HRCC") of the Board of Directors reviews senior management's compensation philosophy and practices, and Company and senior management performance, and makes recommendations to the Board of Directors on compensation for the CEO and his direct reports, including those whose compensation is set forth under the *Summary Compensation* table. In this Circular, such officers are referred to as the "Named Executive Officers". The HRCC also reviews and approves short-term, mid-term and long-term incentive plan design and awards for the senior management of the Company.

The HRCC consists of four unrelated or independent directors. The Board as a whole reviews the recommendations of the HRCC and gives final approval on compensation matters for senior management as well as on major policy changes related to senior management remuneration.

In its review process, the HRCC uses external market studies and obtains advice from independent compensation consultants. These studies provide market comparisons for appropriate comparator groups representing a cross-section of Canadian and US based publicly traded organizations of comparable size and complexity to MDS, including organizations that compete in the health care, pharmaceutical and high technology industries. Market data used to assess the competitiveness of senior management compensation is based on local markets, where the executive is located. For our Canadian based executives, data on companies within the TSX 100 with revenues between $1 billion to $3 billion is used.

Compensation Philosophy

The objective of the Company's compensation program is to attract and retain the senior leadership required to build superior, long-term shareholder value. The pay philosophy of the Company incorporates a strong "pay for performance" approach and provides competitive cash compensation and benefits with upside potential that is linked directly to shareholder value creation. In general, the Company's "target positioning" provides competitive pay (50th percentile to the market) for achieving target performance, with above average pay (up to 75th percentile to the market) when the Company has strong performance when measured against its plan and the competition. The HRCC also conducts comprehensive market reviews of the compensation philosophy and practices on a periodic basis to ensure that the Company's pay practices are both competitive and reasonable in the circumstances.

The total compensation program for senior management incorporates a pay for performance approach that is composed of the following components: "fixed compensation" that includes base salary, benefits and retirement; and "performance-related compensation" that includes a short-term annual incentive plan, a mid-term incentive plan, and a long-term incentive plan.

Base Salary, Benefit and Retirement Programs

Each year, the HRCC reviews the individual salaries of the Named Executive Officers as well as other senior management. Adjustments are made where necessary to reflect market competitiveness (with reference to the median of the comparator groups), individual performance, responsibility and experience. Benefit and retirement programs are designed to be market competitive.

Short-term Incentive Plan

The short-term incentive plan is an annual bonus plan under which a cash bonus is paid to senior management following the end of the Company's fiscal year, based on the degree of achievement of established corporate goals and objectives and individual performance. The HRCC and the Board of Directors review Company and individual performance and have final approval on the amount of bonus to be paid to each executive each year.

Corporate goals consist of both financial and non-financial metrics and may be based on both enterprise wide and/or business unit performance, as applicable. For fiscal 2004, the financial component for business unit executives was based on the achievement of adjusted cash flow, operating income and return on capital targets established for each business unit. The financial component for the corporate group was based on the achievement of operating cash flow, earnings per share and return on equity targets established at the enterprise wide level. All executives were also subject to a non-financial component that was based on the development and successful implementation of strategies to position the Company to achieve its long-term goals.

For Named Executive Officers other than the CEO, the target bonus opportunity is 37.5% of base salary and the maximum opportunity is 75% of base salary. Based on the assessment of performance over the fiscal 2004 year, including the achievement of certain financial and non-financial goals but also the failure to achieve all of the financial metrics at the enterprise wide level, a 26% average bonus was earned and approved for Named Executive Officers other than the CEO, as compared with 30% in fiscal 2003.

Mid-term Incentive Plan (1999-2003)

For fiscal years 2000 through 2003, the Company's mid-term incentive plan was designed to reward senior executives of the Company for creating shareholder value that met or exceeded the returns of an appropriate index on the Toronto Stock Exchange (the S&P/TSX 60 Index) over a three-year performance period. Participating executives were awarded units (based on a percentage of base salary) on January 1 each year that vested based on the performance of MDS Common shares relative to the increase in such index over the three-year performance period. Units that did not vest were forfeited and no value was paid to the participant. Before the units were allocated, each participating executive had the option of receiving any vested units as either Restricted Share Units ("RSUs") or Deferred Share Units ("DSUs"). If the executive elected RSUs, any vested units were paid in cash at the time of vesting; if the executive elected DSUs, payment for any vested units were deferred until the executive's employment with the Company ends, at which time the value of the vested units will be determined based on the price of MDS Common shares on the last day of the executive's employment and paid to the executive in cash. Four grants were made under the plan. Units granted in fiscal 2000 vested as of October 31, 2002 and were paid as DSUs to the Named Executive Officers subject to the plan. Units granted in fiscal 2001 and fiscal 2002 did not vest and were cancelled on expiry. One grant remains and the performance cycle and vesting period will end on December 31, 2005. No further units have been granted under the plan following the 2003 fiscal year-end.

Mid-term Incentive Plan (2004-2005)

Subsequent to the 2003 fiscal year-end, the Company redesigned the senior management incentive compensation program to support MDS's high performance strategies and to better align the compensation program to shareholders' interests. The key element of the redesign involved the implementation of a new mid-term incentive plan for fiscal 2004 and 2005. Under the new mid-term incentive plan, a portion of the available 2004 and 2005 annual stock option grants were replaced with Performance Share Units ("PSUs") linked to specific operating margin improvement targets and achievement of defined change outcomes across the Company over a two-year performance cycle ending October 31, 2005. The number of units granted at target (see table – *Performance Share Unit Awards During Fiscal 2004)* were "front loaded" in 2004 so that the total grant made in 2004 was intended to cover grants that would otherwise be made for both fiscal 2004 and 2005. Accordingly, no further grants will be made under the plan for fiscal 2005, except in the case of a promotion or new hire.

Under the terms of the Plan, the units will vest and payout from 0% to 200% of the target grant, based solely on MDS's achievement of financial and non-financial performance levels over the 2004 and 2005 fiscal years. Units will be paid out in cash, based on the number of vested units multiplied by the MDS Common share price on the fifth trading day immediately following public disclosure of the annual financial results.

At the time of grant, selected participants were offered the choice of electing to defer receipt of the cash payment described in the preceding paragraph by choosing to receive the vested portion of the PSUs in the form of DSUs. To the extent that a participant elects to receive DSUs, the vested units will be credited to the participant's account as a bookkeeping entry and will receive dividend equivalents in the form of additional DSUs, at the time dividends are paid on the underlying Common shares. The DSUs will only become payable when the participant leaves the employment of the Company.

Long-term Incentive Plans

The MDS long-term incentive plan, which is intended to reinforce management's commitment to long-term improvement in both profitability and shareholder value, consists of an annual award of stock options. Individual stock option grants for senior management are determined by reference to market data for a comparable peer group of companies.

In fiscal 2003, stock option grants were reduced by approximately 20% and overall annual option grants for all Stock Option Plan participants were targeted at 1% of total outstanding shares. The same level of stock option grants will be made in respect of fiscal 2004. Stock options vest over a five-year period and expire after 10 years.

The following table summarizes the current Stock Option Plan with respect to options granted and options remaining in reserve for future grant as of October 31, 2004.

Plan Category	Number of Common shares to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of Common shares remaining available for future issuance under the MDS Inc. Stock Option Plan
Equity compensation plans approved by security holders	7,609,640	$17.63	2,912,824
Equity compensation plans not approved by security holders	—	—	—
Total	7,609,640	$17.63	2,912,824

In addition to the Stock Option Plan, the Company sponsors an Employee Share Ownership Plan under which all employees can purchase MDS Common shares at a price equal to 90% of the average market price of the shares traded on the Toronto Stock Exchange over the five trading days immediately preceding the date of purchase. Shares are purchased monthly at the beginning of each month. Employees can contribute up to 10% of their salary, or $10,000, whichever is lesser, by payroll deduction. There were 377,111 shares remaining available for issuance under the share ownership plan as at October 31, 2004.

One of the Named Executive Officers also participates in a long-term incentive plan sponsored by a subsidiary. Under the terms of that plan, participants were granted stock options in the subsidiary company that vest at a rate of 25% per annum and expire on the tenth anniversary of the date of grant. The amount paid on option exercise is based on increases in the value of the underlying shares from date of grant to date of exercise.

Chief Executive Officer Compensation

The HRCC assesses the overall performance of the CEO on the basis of his contribution to:

- the financial performance of MDS compared to specific objectives and targets established at the beginning of each fiscal year;
- the strategic goals and objectives required to foster, achieve and sustain long-term profitable growth and increased shareholder value;
- the leadership of the Company;
- the management of succession plans to provide continuity of leadership positions, including that of the CEO; and
- the quality of MDS's relationships with all stakeholders, including shareholders, customers, employees, governments and communities.

The HRCC's objective is to provide competitive compensation for the CEO based on overall performance. Consistent with the overall compensation program described above, the HRCC established Mr. Rogers' base salary after a detailed market review of a comparable peer group of companies similar in size and complexity to MDS. Based on such review and information provided to the HRCC by an independent compensation consultant, the Board approved the base salary for Mr. Rogers. While the base salary approved for Mr. Rogers is below the 50th percentile to the market, the HRCC considered the overall financial package for Mr. Rogers to be competitive and reasonable.

Mr. Rogers' short-term incentive plan for 2004 provided a target award of 45% of annual base salary and a maximum award of 90% of annual base salary, based on the achievement of corporate and individual goals previously described for the fiscal year. Corporate goals included a financial component consisting of operating cash flow, earnings per share and return on equity targets; non-financial goals including positioning the Company for growth (Common Business Systems and Enterprise Services initiatives), restructuring of Proteomics and US laboratory operations, succession planning; and overall leadership. Based on the performance achieved for fiscal 2004, Mr. Rogers was awarded a bonus of 25% of his annual salary as compared with 30% in fiscal 2003, reflecting both the performance of the Company in 2004, as well as his individual contribution.

Mr. Rogers was also granted options to purchase Common shares at the then current market price, on the terms and conditions of the Company's Stock Option Plan. See *Option Grants During Fiscal 2004.*

Loans

The Company has established a policy that prohibits the granting of any new loans to employees. There were no outstanding loans to Named Executive Officers or directors of the Company as at October 31, 2004.

Share Ownership

The Company encourages share ownership for all of its employees through its Employee Share Ownership Plan. In addition, the Company established share ownership guidelines for the Chief Executive Officer and his direct reports, which guidelines were approved by the HRCC in December of 2003. The objective of the share ownership guidelines is to encourage top executives who have direct or oversight responsibility for MDS's overall performance to accumulate a meaningful ownership stake in MDS Common shares, to foster an ownership culture and to align their long-term interests with those of other MDS shareholders. The minimum shareholding requirements of the CEO and his direct reports are 3 x base salary for the Chief Executive Officer and 1.5 x base salary for his direct reports.

For the purposes of these guidelines, units granted under the mid-term incentive plan (RSUs, DSUs, PSUs) are considered to be the equivalent of Company shares. The CEO and his direct reports are allowed a period of five years from the date of policy implementation or the date of hire/promotion if later, in which to accumulate the required level of share ownership and progress is monitored on a periodic basis. As at October 31, 2004, Mr. Rogers' shareholdings in the Company exceeded such guidelines, as did the shareholdings of three of the other Named Executive Officers. The remaining Named Executive Officer, Mr. Garner, recently joined the Company.

Conclusion

It is the view of the HRCC that the compensation philosophy and principles, as well as the executive compensation levels for the Named Executive Officers, are appropriate for the size of the organization, the scope and complexity of the businesses managed, and the achievement of certain of the goals and objectives during the year.

The HRCC members are as follows:

John R. Evans, Chair	Wendy K. Dobson
Clarence J. Chandran	John T. Mayberry

Officers' Remuneration

Compensation of Named Executive Officers of MDS

The following Summary Compensation table provides a summary of the compensation earned by the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Company (collectively, the "Named Executive Officers"), for services rendered in all capacities during the three fiscal years ended October 31, 2004, where applicable. Specific aspects of this compensation are dealt with in further detail in the tables that follow.

Summary Compensation

Name and Principal Position	Fiscal Year	Annual Compensation [1]			Mid-term and Long-term Compensation			All Other Compensation [7]
		Salary [2]	Bonus	Retirement Payment [3]	Securities under Options Granted (#) [4]	Restricted, Performance or Deferred Share Units [5]	Payouts ($) [6]	
J.A. Rogers President & CEO	2004	$591,667	$150,000	-	46,000	23,000	-	$7,897
	2003	$544,167	$165,000	-	57,500	4,900	-	$9,137
	2002	$515,000	$309,000	-	60,000	4,900	-	$9,137
E.K. Rygiel Executive VP, & Executive Chairman, MDS Capital Corp.	2004	$468,333	$118,800	-	30,000	15,000	-	$7,839
	2003	$431,667	$130,500	-	37,500	3,800	-	$9,137
	2002	$412,500	$207,500	-	40,000	3,800	-	$9,137
J.A. Morrison Group President & CEO, Healthcare Provider Markets	2004	$391,667	$100,000	$76,063	24,000	12,000	$1,285,800	$6,942
	2003	$347,500	$105,000	$68,250	30,000	3,100	$1,159,400	$8,223
	2002	$333,333	$167,500	$75,360	32,500	3,100	$1,003,800	$8,223
A.D. Torrie Executive VP, Global Markets & Technology	2004	$383,333	$97,500	$74,625	24,000	12,000	-	$6,248
	2003	$345,000	$105,000	$68,250	32,500	3,100	-	$7,747
	2002	$315,000	$160,000	$72,000	32,500	3,100	-	$7,414
J.A.H. Garner CFO & Executive VP Finance	2004	$316,667	$100,000	$59,818	24,000	12,000	-	$4,751
	2003	$87,397	$75,000	$12,362	25,000	-	-	$4,653
	2002	-	-	-	-	-	-	-

1 Annual Compensation includes salary, bonus and retirement payment. The value of perquisites and other personal benefits for each Named Executive Officer was less than the lesser of $50,000 and 10% of total annual salary and bonus.

2 Base salary earned by the Named Executive Officers for the fiscal year. Mr. Garner was hired on July 7, 2003 and his salary figure in 2003 reflects a pro-rated amount.

3 Messrs. Rogers and Rygiel are provided at retirement with assets sufficient to provide a defined retirement benefit promise. Any annual amounts contributed by the Company on their behalf are used to fund such defined benefit. For all other Named Executive Officers, the Company pays or accrues annually, in respect of such officers, an amount equal to 15% of their respective annual cash compensation for the year. See *Pension Plans* for more details.

4 Stock options granted in each of the fiscal years to the Named Executive Officers to acquire Common shares of the Company.

5 The Company has established mid-term incentive plans to reward senior executives for performance over a medium-term performance cycle. Performance units are granted under the plan and vest over a two- or three-year performance cycle based on pre-determined performance conditions. Performance Share Units granted in 2002 did not vest and were cancelled on expiry. Units granted in 2003 and 2004 continue to be subject to performance conditions and will vest or be cancelled on December 31, 2005 and October 31, 2005, respectively. Performance share units awarded in 2004 represent a two-year front-loaded grant. See *Mid-term Incentive Plans* for more details.

6 Amounts shown represent payments made in the fiscal year in respect of long-term incentive grants awarded in previous years. See *Report on Executive Compensation – Long-term Incentive Plans* for more details.

7 All figures in this column include premiums paid by the Company for term life insurance for each Named Executive Officer. They also include the dollar value of dividend equivalent amounts based on previous grants under the Mid-term Incentive Plans, except for Mr. Garner.

Mid-term Incentive Plan (2004-2005)

The following tables show for each Named Executive Officer the number of Performance Share Units awarded under the Mid-term Incentive Plan (2004-2005) during the year ended October 31, 2004. The amounts shown below represent a two-year front-loaded grant.

Under the terms of the Plan, the units will vest and payout from 0% to 200% of the target grant shown below, based solely on MDS's achievement of financial and non-financial performance levels over the 2004 and 2005 fiscal years. Upon completion of the two-year performance cycle, 50% of the target grant will be paid if threshold performance is achieved, 100% of the target grant if target performance is achieved and 200% of the target grant will be paid if maximum performance is achieved.

Unless a participant elected, at the time of grant, to receive payment in the form of DSUs, units will be paid out in cash based on the number of vested units multiplied by the market value of MDS Common shares on the fifth trading day immediately following public disclosure of the annual financial results. Participants who elected payment in the form of DSUs will have their vested units credited to their account as a bookkeeping entry and will receive dividend equivalents in the form of additional DSUs, at the time dividends are paid on the underlying Common shares. The DSUs will only become payable when the participant leaves the employment of MDS.

Performance Share Unit Awards During Fiscal 2004

Name	Securities, Units, or other Rights (#) (Target Grant)	Performance or other Period until Maturation or Payout	Estimated Future Payouts Under Non-Securities Price-Based Plans		
			Threshold (#)	Target (#)	Maximum (#)
J. A. Rogers	23,000	31-Oct-2005	11,500	23,000	46,000
E.K. Rygiel	15,000	31-Oct-2005	7,500	15,000	30,000
J.A. Morrison	12,000	31-Oct-2005	6,000	12,000	24,000
A.D. Torrie	12,000	31-Oct-2005	6,000	12,000	24,000
J.A. H. Garner	12,000	31-Oct-2005	6,000	12,000	24,000

Stock Option Plan

The following table provides information on options to purchase Common shares granted during fiscal 2004 to the Named Executive Officers under the terms of the Company's Stock Option Plan. The HRCC grants options to eligible employees, including the CEO and other Named Executive Officers, for the purchase of a set number of Common shares at an exercise price based upon the market value of the shares (see note 2 under *Option Grants During Fiscal 2004*). Options are exercisable over a maximum 10-year period; 20% of the options granted vest one year after the date of grant and an additional 20% per year over the following four years.

Option Grants During Fiscal 2004

Name	Securities Under Options Granted[1] (#)	% of Total Options Granted to Employees in Fiscal 2004	Exercise Price ($/Security)[2]	Market Value of Securities Underlying Options on the Date of Grant ($/Security)[2]	Expiration Date[3]
J. A. Rogers	46,000	4.86%	$19.65	$19.65	10-Dec-2013
E.K. Rygiel	30,000	3.17%	$19.65	$19.65	10-Dec-2013
J.A. Morrison	24,000	2.53%	$19.65	$19.65	10-Dec-2013
A.D. Torrie	24,000	2.53%	$19.65	$19.65	10-Dec-2013
J.A.H. Garner	24,000	2.53%	$19.65	$19.65	10-Dec-2013

1 Number of options granted to the Named Executive Officer in fiscal 2004.
2 For purposes of the annual grant of options, the exercise price is the closing price of the shares on the Toronto Stock Exchange on the fifth trading day immediately following public disclosure of the annual financial results. The exercise price for grants, outside of the annual grant, is the closing price of the shares on the Toronto Stock Exchange on the trading day prior to grant, but in no event less than the closing price on the day of the grant.
3 Stock options vest or become eligible for exercise at a rate of 20% per year commencing on the first anniversary of the date of the grant. The term of each option is 10 years from the date of grant.

The following table shows, for each Named Executive Officer, the number of Common shares acquired through the exercise of stock options during fiscal 2004, the aggregate value realized upon exercise, and the number of Common shares covered by unexercised options under the Stock Option Plan as at October 31, 2004. Value realized upon exercise is the difference between the fair market value of Common shares on the exercise date and the exercise price of the option. The value of unexercised in-the-money options at fiscal year-end is the difference between the exercise price of the options and the fair market value of Common shares on October 29, 2004, which was $20.00 per share.

Aggregated Option Exercises During Fiscal 2004 and Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at October 31, 2004 (#)		Value of Unexercised In-the-Money Options at October 31, 2004 ($)[1]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
J. A. Rogers	55,000	$869,000	434,700	162,800	$3,364,780	$152,500
E.K. Rygiel	95,188	$1,012,740	191,500	110,000	$804,230	$109,500
J.A. Morrison	61,500	$1,007,344	185,760	85,940	$907,008	$80,912
A.D. Torrie	103,840	$536,456	34,500	86,060	$14,300	$69,538
J.A. H. Garner	0	$0	5,000	44,000	$6,000	$32,400

1 Option values have been calculated based upon the closing price on October 29, 2004 of Common shares on the Toronto Stock Exchange, which was $20.00.

Pension Plans

Pension arrangements are in place to provide senior officers, including the Named Executive Officers, with assets at retirement. The benefits provided to the Named Executive Officers are detailed below.

The pension arrangements for Messrs. Rogers and Rygiel provide that at retirement they will be provided with a retirement benefit that is similar in value to an annual non-indexed pension of 2% of the participant's best three-year salary plus bonus multiplied by the participant's years of service, to a maximum of 70% of the participant's best three-year salary plus bonus. The pension value is calculated at the date of retirement. The assets used to fund the promised benefit are provided from a combination of registered and non-registered savings vehicles including: (i) accumulated Company contributions to individual pension plans previously established for them; (ii) existing amounts standing to their credit in their own respective Deferred Profit Sharing accounts; and (iii) the accumulation of contributions of approximately 15% of total cash compensation (defined as salary plus previous year's bonus), reduced by Company individual pension plan contributions, standing to their credit in individual Retirement Compensation Arrangements ("RCAs") established on their behalf. On retirement, the value of the pension is calculated, accumulated assets from the above savings vehicles are offset from the retirement value and MDS contributes an amount equal to the shortfall, if any. Each year, MDS retains an independent actuary to estimate the contribution requirements that would be needed should MDS decide to pre-fund the estimated final top-up under the pension arrangements by each participant's retirement date.

It is not possible to state the actual amounts that will be payable under the pension arrangements as such amounts are dependent upon various factors, including future cash compensation and years of service. The following table is therefore included for illustrative purposes and reflects the annual pension benefit that would be used to value the pension benefit at retirement for Messrs. Rogers and Rygiel, assuming each Named Executive Officer retired on or after age 60, and is based upon the various remuneration/service combinations described below.

	Years of Service, Retirement On or After Age 60		
Remuneration ($)[1]	**25 Years**	**30 Years**	**35 Years**
400,000	240,000	240,000	280,000
500,000	300,000	300,000	350,000
600,000	360,000	360,000	420,000
700,000	420,000	420,000	490,000

1 Remuneration includes salary and bonus.

As of October 31, 2004, the credited service of John Rogers is 31.75 years and of Ed Rygiel is 33.75 years.

In the case of Messrs. Morrison and Torrie, the Company contributes 15% of their total cash compensation (defined as salary plus previous year's bonus) to the retirement program, which consists of (i) an individual pension plan and (ii) an RCA. The maximum amount allowed by Canada Customs and Revenue Agency is contributed to the individual pension plan, and the remainder is contributed to the RCA. Mr. Garner is entitled to a Company pension contribution equal to 15% of his total cash compensation (defined as salary plus previous year's bonus). The maximum amount allowed by Canada Customs and Revenue Agency is contributed to a defined contribution plan and the Company makes a book reserve for the remainder.

Employment Contracts And Termination Of Employment

In September 2004, the Company entered into employment contracts with Messrs. Rogers, Garner, Morrison and Torrie. The contracts set out the principal terms of the employment relationship with the Company, including the individual's overall role, the expectations of the Company around business practices including confidentiality, ethical behaviour and conflict of interest, and financial terms. In addition, the contracts detail the severance payment that will be provided on termination of employment and the consequent obligations of non-competition and non-solicitation. The contracts were entered into to address market competitiveness and retention, and to provide certainty to both the Company and the executive management as to their respective obligations in the event of termination.

The severance payment for Messrs. Garner, Morrison and Torrie is equal to two times cash compensation. Cash compensation is defined as the sum of the individual's base salary, three-year average bonus, annual contribution to the retirement program plus the annual car allowance. For Mr. Rogers, the severance payment is equal to three times cash compensation, reduced by three years of deemed pension payable under the pension arrangements. The pension payment is determined as if Mr. Rogers had retired and commenced receiving his retirement benefit on his date of termination.

Mr. Rygiel, who has been with MDS for almost 34 years, does not have an employment contract.

Change In Control Policy

In December of 2000, the Board approved a policy governing termination of employment of the Named Executive Officers and certain other senior officers (including the CEO, the CEO's direct reports and business unit presidents), in the event of a change of control of the Company. The policy was adopted to ensure that, in the event of a change of control, such officers would be committed to focusing their efforts on maintaining the continuity of the business and preserving shareholder value throughout the relevant period. The terms of the policy are reviewed on a periodic basis and most recently in May of 2004, at which time certain changes were made to the policy. The policy continues to commit the Named Executive Officers to continuing in the employment of the Company for at least 12 months following a change of control and to enter into non-competition and non-solicitation agreements upon termination.

The principal terms of the current policy provide that, in the event of a change of control, the Named Executive Officers and certain other senior officers will be provided with a severance payment in the event that their employment is terminated without cause or for good reason within 24 months following the change in control. For all such officers except the CEO, the severance payment is equal to two times cash compensation. Cash compensation is defined as the sum of the individual's base salary, three-year average bonus, annual contribution to the retirement program plus the annual car allowance. For the CEO, the severance payment is equal to three times cash compensation. In addition to the severance payment, all options held by such officers will vest immediately upon termination and will remain exercisable until the earlier of the expiry date for each option or 12 months from the officer's date of termination. All other forms of equity-based compensation then held by such officers under the Company's mid-term incentive plans will continue to vest and be paid in the usual course, subject to the discretion of the HRCC to immediately vest and pay out all or a portion of such equity-based compensation.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in Common shares on October 31, 1999, with the cumulative total return of the Toronto Stock Exchange 300 Stock Index for the five most recently completed fiscal years. Dividends declared are assumed to be reinvested.

Please note that the graph reflects that in October of 2004 the Board of Directors approved a new dividend policy for MDS. The new policy is designed to maintain stable and consistent dividends, with a targeted payout ratio of approximately 10% to 15% of the previous year's normalized, sustainable earnings per share after consideration of the Company's cash and liquidity position and future cash requirements. The dividend which was formerly paid semi-annually was increased 30% on an annualized basis and is now paid quarterly. The Board of Directors paid the first quarterly cash dividend of $0.0325 per Common share on October 1, 2004.

Total Return Index Values



225
200
175
150
125
100
75
50
1999/10
2000/10
2001/10
2002/10
2003/10
2004/10
MDS Common Shares
S&P / TSX Composite Index

	1999/10	2000/10	2001/10	2002/10	2003/10	2004/10
MDS Common Shares	100.00	215.96	152.80	160.11	144.08	146.11
S&P / TSX Composite Index	100.00	134.41	97.50	90.01	114.17	132.58

Assuming an investment of $100 and the reinvestment of dividends
Effective March 7, 2000, Class A and Class B shares were reclassified as Common shares.
The reclassification ratios were 1.000 for 1.050 and 1.000 for 1.000 respectively.

Strong, effective corporate governance is a necessary foundation to high performance and to shareholder confidence and has been and remains a key commitment at MDS. As our shareholders are aware, a series of guidelines, rules, regulations, listing standards and legislation have been passed or adopted over the last several years to assist companies in establishing best practices and to address concerns about governance. These include the Toronto Stock Exchange (TSX) corporate governance guidelines, the New York Stock Exchange (NYSE) corporate governance rules, the US Sarbanes-Oxley Act, and corporate governance requirements in the form of rules and/or regulations adopted by both the Canadian Securities Commissions and the Securities Exchange Commission (SEC) in the US.

The Board believes that its effectiveness is a combination of structure, membership and process; and individual director effectiveness is a combination of competence, behaviour and independence.

Accordingly, in developing MDS's policies and practices, the Board and the Corporate Governance & Nominating Committee have carefully considered the Board's structure, membership and its processes. In June of 2004, the Board adopted a new set of corporate governance guidelines and practices which may be found on the Company website at www.mdsintl.com under *Corporate Governance / Governance Guidelines.* Set out below are certain key policies and practices that are, in the Company's view, essential to creating a Board and committees that can function effectively and add significant value to the Company, and that evidence in a transparent manner the various roles and shared responsibilities of both management and the Board. In addition, Schedule A to this Circular describes the Company's various governance practices with reference to the TSX corporate governance guidelines. The Schedule also outlines how those practices align with specific regulatory guidelines and best practices, including US regulatory requirements where such requirements are materially different from existing Canadian requirements.

Board Membership, Independence and Alignment

As discussed in the Annual Report, the Company believes that a strong and independent board is fundamental to effective corporate governance, and the proportion of independent directors has increased over the past years. At present, and as indicated earlier in this Circular, nine of the Company's 10 directors are independent and unrelated, their sole relationship with the Company being as members of the Board, and as shareholders.

Brief biographies of the directors, listing their affiliations and directorships, are included herein and in the Annual Report, and indicate the collective breadth, scope and diversity of their experience (including public service, academia, professional and business), all of which makes a major contribution to the Company and its global operations and evolving needs. During the last three years, the Company has replaced or added five new independent and highly skilled directors with extensive experience in international business, finance, telecommunications, information technology and pharma/biotech.

Since 1996, the positions of Chair and Chief Executive Officer have been separate.

In addition, as discussed earlier, effective November 1, 2004 the Board elected John Mayberry as the Non-Executive Chair of the Board. John Mayberry is "unrelated" under the TSX corporate governance guidelines and meets the "independence" standards under the NYSE corporate governance rules.

The Board Chair reports to the Board of Directors and to the shareholders. The Board Chair is charged with the responsibility of leading the Board and organizing it to function in partnership with, but independently of, management in order to facilitate the achievement of the goals of the Company including sustainable growth and maximizing shareholder value. The Chair is also charged with providing appropriate oversight of the management of the ongoing business and affairs of MDS, and fostering and supporting ethical and responsible decision making.

The Chair's duties include taking a leadership role in setting the tone and culture for effective and transparent dialogue and decision making at the Board, as well as working with the Chair of the Corporate Governance & Nominating Committee to ensure that Board composition reflects the skills and competencies needed to meet the needs of the Company and its key stakeholders. The Chair holds non-executive sessions of the Board at the end of each regularly scheduled Board meeting, and other times as required.

All directors, including the Chief Executive Officer, have an equity interest in the Company either through ownership of shares and/or DSUs. As noted earlier, the Board established a guideline in 2003 providing for each unrelated or independent director to own shares (including DSUs) in the Company with a value of not less than five times his/her annual retainer. Directors are given three years to accumulate such ownership position. All of the independent directors, other than Dr. Anderson who joined the Board in May of 2003 and Ms. O'Neill, the new nominee for the Board, own shares in the Company which exceed the established guideline. In addition, as noted earlier, MDS has established a Deferred Share Unit Plan for Non-Executive Directors, which allows independent directors the option of receiving 100% of their total compensation or 100% of their annual retainer in the form of Deferred Share Units. As of the date of this Circular, a majority of the independent directors are receiving all of their compensation in this manner and John Mayberry, the Non-Executive Chair, has notified the Company of his intention to receive all of his fiscal 2005 annual retainer in DSUs.

Board Orientation and Continuing Education

New directors are introduced to the various businesses of the Company through a comprehensive orientation program, including meetings with the senior executives at both the corporate and operating levels, and tours of the principal business operations, so that they have a clear understanding of such business operations, and the Company can more effectively leverage their capability in the context of such businesses. In addition, the Board holds meetings each year at various operating offices, at which local management reviews with the Board its strategies, business plans, opportunities and risks, and the Board has the opportunity of meeting and interacting with a broader range of the Company's employees. The Board regularly receives relevant articles, reports and other papers impacting the health and life sciences market and the Company's particular businesses, strategy and governance as well as periodic presentations from outside consultants and specialists related to industry trends, markets and the Company's positioning in such markets.

Board and Director Evaluation

Like any process, corporate governance practices must be reviewed and challenged on a regular basis to ensure that the practices remain relevant and effective for the Company. In that regard, the Corporate Governance & Nominating Committee reviews detailed questionnaires, completed by all Board members annually, to evaluate and improve the Board's and management's corporate governance practices. The questionnaire seeks to rate performance in such areas as quality and content of information (such as financial, industry, risk, competition), communication (such as strategy and stakeholder issues or concerns) and dialogue (the right issues, the right amount of time), as well as Board and committee structure, participation and contribution. The questionnaire seeks guidance, input and recommendations from each individual Board member. Board recommendations become an accountability of senior management, and regular monitoring and progress reports are provided to the Corporate Governance & Nominating Committee. The Company completed its most recent survey in 2004. The Chair also meets annually with individual directors to review their individual performance.

In addition, the Committee regularly reviews and evaluates its practices against various governance guidelines and best practices, including the Canadian Coalition for Good Governance. The Company and the Board have found the evaluation process to be a helpful tool for constructive change.

Term and Tenure

Given the size and international nature of the Company and the speed of change in the industry, the Corporate Governance & Nominating Committee has established guidelines on both term and normal retirement age of directors. Subject to both annual performance review and election by the Shareholders, Board members should anticipate serving for an initial period of three years. Overall tenure is based upon a member's continuing performance, the ongoing needs of the Company and annual election by the Shareholders. The normal retirement age for Board members is 70. The Committee has discretion, however, in unique circumstances to invite a member to continue on the Board beyond the normal retirement age. The Committee has exercised its discretion in the case of Dr. John Evans who, as noted previously in this Circular, has been a Board member since 1989 and who continues, both in his role as a Board member and as Chair of the Human Resources & Compensation Committee, to make a significant contribution to the Company. The Committee reviews on a regular basis the makeup of the Board and particular skill sets which would be beneficial to the overall strategy and evolving business requirements of the Company. These skill sets include medical/scientific, information technology, marketing and sales, general management, global, financial, government relations, academia, human resources, and governance.

Meetings and Strategic Planning

The Board continued to meet actively in fiscal 2004. There were 10 Board meetings, one by way of teleconference.

The Company annually holds a one- or two-day off-site meeting, involving the Board and senior management, devoted strictly to the Company's strategic plan. The Board is actively involved on an ongoing basis in reviewing, providing input on and approving the Company's overall strategic plan, business plan and strategic investments.

Risk Management

The Board plays a significant oversight role in risk management, principally through the Audit, Human Resources & Compensation, and Environment, Health & Safety Committees. Risk is currently identified and managed at the corporate and business unit levels. Programs have been established to consider and manage operational, financial, legal, human resources, strategic, technological, scientific, reputational, environmental health and safety and other risks to the Company's businesses. These are reviewed with the committees on a regular basis and reported to the Board.

Shareholder Communications

MDS has a Disclosure Committee consisting of the Chief Financial Officer, Vice-President Finance, Vice-President Investor Relations, and the General Counsel, with the objective of having a clear and effective process to provide timely, accurate, consistent and non-selective disclosure of all material information to all of the Company's stakeholders. This Committee reviews, and where appropriate approves, all material external communications.

In addition, the Board and/or the Audit Committee review and approve all material external communications, including this Circular, the Annual Report, the Annual Information Form as well as interim and annual financial reports and management's discussion and analyses, and press releases. The Chief Executive Officer, Chief Financial Officer and other representatives of the Company hold quarterly conference calls with buy- and sell-side analysts and business media and, at least once a year, MDS holds an Investor Relations Conference for investors and analysts. All shareholders now have the ability to participate through a live audio webcast. These conference calls and investor conference presentations are also made available in archived format on the MDS website.

MDS's Investor Relations group provides a regular flow of information on MDS activities to the media, analysts, investors and other interested parties by organizing meetings, presentations and press releases and by maintaining the Company's website. In this manner, MDS is able not only to communicate developments on a timely basis to its stakeholders, but also to receive and respond to concerns or recommendations.

Further information on the Company can be found at www.sedar.com. In addition, shareholders can contact the Company's transfer agent, CIBC Mellon, by calling the answerline at 1-800-387-0825.

Current stock prices, financial reports, recent press releases and annual reports are accessible on the MDS website at www.mdsintl.com or at MDS Shareholder Communication Service at 416-675-6777 ext. 6500 or 1-888-MDS-7222.

The Board

The Board has the statutory duty to manage or supervise the management of the business and affairs of the Company. In carrying out such duties and exercising their powers, each director is required to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The directors are also given the right to delegate certain of their duties and responsibilities to committees of the Board. A description of the committees to which the Board has delegated certain duties and responsibilities and a description of such duties and responsibilities follows.

The principal duties and responsibilities which have been retained by the Board include contributing to the formulation of and approving strategic plans; reviewing the Company's financial performance; reporting and disclosure; approving the annual financial statements of the Company; obtaining reasonable assurance as to the adequacy of the internal controls; approving all significant Company transactions; appointing the Chair, CEO and senior management of the Company and planning their succession on the recommendation of the HRCC; overseeing the identification of the principal risks and the implementation of appropriate processes and systems to manage such risks; and reviewing and approving key policies developed by management around ethical conduct, compliance, and practices. A complete description of the Board's mandate is set out on the Company's website at www.mdsintl.com, under *Corporate Governance / Committee Charters.*

The Committees

The Board does not have an executive committee, but has created and delegated some of its duties to four specific committees of the Board: the Audit Committee; the Human Resources & Compensation Committee; the Corporate Governance & Nominating Committee; and the Environment, Health & Safety Committee. Each of the committees has a written mandate which sets out its principal duties and responsibilities, all of which are reviewed annually. All committees are comprised entirely of independent or unrelated directors, and in the case of the Audit Committee, the Board has determined that all members qualify as financially literate and the Chair, Robert Luba, is an audit committee financial expert as currently defined under applicable regulatory standards.

The Board's determination that Mr. Luba qualifies as an audit committee financial expert does not impose greater duties, obligations or liabilities on Mr. Luba, nor does it affect the duties, obligations or liabilities of other members of the Audit Committee or the Board.

As noted earlier in the Circular, Mr. Luba currently serves on the audit committees of five other public entities. The terms of the Company's Audit Committee Charter provide that, except as determined by the Board in any particular circumstance, Audit Committee members should not simultaneously serve on the audit committees of more than three public companies. After discussion with Mr. Luba as to his current responsibilities and his time availability, and given Mr. Luba's extensive accounting and financial qualifications and varied and related experience, the Board has determined in this particular circumstance that Mr. Luba's service on such other committees brings valuable insight and perspective to his role as Chair of the Company's Audit Committee, and that he will have the necessary time to carry out his responsibilities.

The composition of each committee is reviewed annually and, where appropriate, changes made to generate fresh input and diversity of expertise. During the year, the number of members of the Corporate Governance & Nominating Committee was reduced to four independent directors: John Mayberry, William Etherington, John Evans and Mary Mogford as Chair. A summary of the key responsibilities of the committees is set out in Schedule B, and a complete description of the mandate of each of the committees is set out on the Company's website at www.mdsintl.com, under *Corporate Governance / Committee Charters.*

Trading in Company Securities

The Company has established blackout periods during which securities of the Company cannot be traded by insiders of the Company, including directors and executive officers. These blackout periods apply to all securities whether held directly or in any equity compensation plan. There are no separate blackout periods related to non-insider plan participants.

Directors and executive officers will continue to report any trade in securities of the Company within the requisite period required under the Ontario Securities Act, namely within 10 days following the date of any trade.

Equity Compensation Plans

All plans of the Company which provide for the issuance of treasury shares to participants have been approved by the Board and the TSX. In addition, the Company's

Stock Option Plan was approved by the shareholders. Pursuant to the TSX rules, any material changes to such plans require shareholder approval.

Business Conduct and Ethics

The Company's business conduct and ethics are embodied in its core values of mutual trust, genuine concern and respect for people, integrity and commitment to excellence. At MDS, ethical behaviour is everyone's responsibility, not simply that of senior officers. The Company has established policies governing such areas as employment practices, business practices, personal conduct and conflicts of interest. These policies have been consolidated into Global Business Practices Standards. Each of the directors, officers and other employees is required to review the Standards and acknowledge his/her commitment to act in accordance with them by signing a personal pledge. The Standards encourage employees to seek advice or report concerns without fear of retribution and include a number of available resources for employees and others to do so including a fully outsourced 1-800 number for those wishing anonymity. The Standards are available in the Corporate Governance section of our website at www.mdsintl.com under *Global Business Practices*. The Standards are also available to Shareholders on request to: Corporate Secretary, MDS Inc., 100 International Boulevard, Toronto, ON M9W 6J6 or by email to the Corporate Secretary: pbrent@mdsintl.com.

Nominating Committee Process

The Company's current governance practices address a number of the disclosure rules including the requirement for a nominating committee, a nominating committee charter and confirmation as to independence of the committee's members under applicable listing standards.

In addition, MDS's Corporate Governance & Nominating Committee reviews the composition of the Board on a regular basis, taking into account a number of factors, including the evolving needs of the Company and breadth and depth of experience of the Board members in the areas previously described, as well as age, diversity, fit and other factors which are all valuable to the effectiveness of the Board and ultimately the Company's growth and its understanding of the global markets in which it competes. Potential nominees for the Board currently come from a number of sources including recommendations of existing independent Board members, senior management and outside search firms.

All proposed candidates are reviewed by a number of members of the Committee, including the Chair, certain members of senior management including the CEO, and an outside consultant, and a final decision as to whether they will be proposed to the shareholders as nominees is made by the Committee.

Under the provisions of the Canada Business Corporations Act, shareholders wishing to nominate an individual for election to the Board and representing in the aggregate 5% or more of the Company's shares are entitled to do so by way of a shareholder proposal. Such proposal must be received by the Company at least 90 days before the anniversary date of the Notice (see *Shareholder Proposals* on p. 6). In addition, shareholders have the right to make nominations from the floor at the Annual Meeting. The Company believes that the current statutory rights provided to the shareholders adequately address the rights of shareholders to nominate directors.

Director Independence

It is the objective of the Board that all non-employee directors meet the criteria for independence required by the TSX, the Canadian Securities Commission, NYSE and the SEC. Only those directors who the Board affirmatively determines have no material relationship with the Company (either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company) and who meet the additional qualifications prescribed under the NYSE rules and other applicable regulatory and/or statutory requirements will be considered independent or unrelated. In addition, the Company's Corporate Governance Guidelines require that members of the Audit Committee also satisfy applicable regulatory and/or statutory independence requirements for members of audit committees including the Sarbanes-Oxley Act of 2002.

Each Board and Audit Committee member is required to complete an independence questionnaire and update such questionnaire if circumstances change during the year.

Based upon the information provided by the directors in such questionnaires, the Board has determined that all of the directors, other than Mr. Rogers, are independent or unrelated under all of the requisite regulatory and statutory criteria.

Shareholder Communications with the Board

The Board has approved a policy by which shareholders and other interested parties may communicate directly with the Board or the independent directors. All communications should be in writing and should be directed to the Company's Chair at 100 International Boulevard, Toronto, ON M9W 6J6 or by email to: jmayberry@mdsintl.com or to the Corporate Secretary at 100 International Boulevard, Toronto, ON M9W 6J6 or by email to: pbrent@mdsintl.com. The sender should indicate in the address whether it is intended for the entire Board, the independent directors as a group, or an individual director. Each communication intended for the Board or independent directors received by the Chair or Corporate Secretary will be forwarded to the intended recipients subject to compliance with instructions from the Board in effect from time to time concerning the treatment of inappropriate communications.

Overall Approach

The Board and senior management believe that the Company's current governance practices are appropriate and fundamental to its overall success and comply in all material respects with all requisite regulatory and statutory requirements, including the corporate governance guidelines of the TSX, the corporate governances rules of the NYSE, the applicable Canadian or US securities rules and regulations and the provisions of the Canada Business Corporations Act and the US Sarbanes-Oxley Act. Any material differences have been noted in this Circular, and to the extent there are differences between the Canadian and US requirements (and the US requirements so allow), the Company has determined to follow the Canadian requirements. None of such differences are, however, in the Company's view, material.

Approval By Directors

The contents and sending of this Circular have been approved by the Board of Directors of the Company.



Peter E. Brent

Senior Vice-President & General Counsel
and Corporate Secretary

December 31, 2004

Schedule A: TSX Corporate Governance Guidelines

The following table describes the Company's position on each of the TSX Guidelines for effective Corporate Governance.

TSX Corporate Governance Guidelines	Does MDS Align?	Comments
1. Board should explicitly assume responsibility for stewardship of the company and specifically for:	Yes	The Board's mandate and its statutory obligation provide for the Board to assume stewardship of the business and affairs of the Company. The Board approves all material transactions and major policy decisions and delegates to management the authority, responsibility and accountability for day-to-day operations.
a) Adoption of a strategic planning process;	Yes	The development of the strategic plan is an interactive process with Board involvement and input. The formal plan is reviewed and approved at a dedicated two-day meeting with the Board and executive council.
b) Identification of the principal risks of the company's business and implementing appropriate risk management systems;	Yes	The Board, together with its various committees (principally Audit, Human Resources & Compensation, and Environment, Health & Safety), reviews on a regular basis operational, financial, human resource, strategic, environmental, technological, reputational and other risks to the Company. The principal risks to the business are identified in the Company's annual and quarterly MD&As and Annual Information Form.
c) Succession planning, including appointing, training and monitoring senior management;	Yes	The Human Resources & Compensation Committee reviews succession planning for senior management. Each member of senior management goes through a periodic independent assessment to determine key strengths, potential areas of improvement and developmental opportunities. In addition, to assist senior management and all employees to focus on the key items related to the Company's achievement of its strategic goals, the Company has adopted a number of new metric driven programs.
d) Communications policy; and	Yes	The Board has adopted a comprehensive policy on disclosure and established a Disclosure Committee consisting of the CFO; Vice-President, Finance; Vice-President, Investor Relations; and the General Counsel, whose mandate is to establish appropriate processes to provide for timely, consistent and non-selective disclosure of material information to all of the Company's stakeholders. The policy encompasses all forms of electronic communication, including the Company's website.
e) Integrity of internal control and management information systems.	Yes	The Audit Committee pursuant to its mandate is responsible for monitoring the integrity of the Company's internal controls and management systems. This is carried out both through reports from and discussions with senior financial management, outside consultants and the auditors.

	TSX Corporate Governance Guidelines	Does MDS Align?	Comments
2.	Majority of directors should be "unrelated" (free from conflict of interest).	Yes	The Board has reviewed its composition to assess which members may be considered unrelated or independent. Based upon such assessment, the Board has determined that nine of its 10 members are both unrelated as defined in the TSX Corporate Governance Guidelines and independent as defined under NYSE Corporate Governance rules.
3.	Disclose for each director whether the director is related and how that conclusion was reached.	Yes	See disclosure under *Election of Directors; Corporate Governance, Policies and Practices;* and *Board Membership, Independence and Alignment.*
4.	The board of directors should appoint a committee: a) responsible for proposing new nominees to the full board for election; and b) composed exclusively of outside (non-management) directors, a majority of whom are unrelated.	 Yes Yes	The Corporate Governance & Nominating Committee is composed entirely of unrelated and independent Board members. Pursuant to the Committee's mandate, the Committee evaluates and recommends nominees for the Board in consultation with the Chairman and the CEO. The Committee regularly reviews the composition of the Board to determine what additional competencies, skills and personal qualities might be added to the Board with regard to the Company's evolving needs.
5.	Implement a process for assessing the effectiveness of the board, its committees and individual directors.	Yes	A complete review is carried out annually. Questionnaires are delivered to each Board member pertaining to the governance process, its functioning and effectiveness. The results of the summary are reviewed with the full Board and appropriate actions taken and monitored to improve any areas deemed by Board members to require attention.
6.	Provide orientation and education programs for new directors.	Yes	All new Board members are provided with a comprehensive orientation and education program. See *Board Orientation and Continuing Education.*
7.	Consider size of board with a view to improving effectiveness.	Yes	The Corporate Governance & Nominating Committee periodically considers the size of the Board and has determined at this time that 10 members is an appropriate size to carry out its responsibilities.
8.	Review the adequacy and form of compensation of directors in light of the risks and responsibilities.	Yes	The Corporate Governance & Nominating Committee regularly reviews both the overall compensation and compensation paid to the Board and committee members and various chairs. Such review takes into account additional responsibilities and risks occasioned by statutory and regulatory requirements. Following the 2003 fiscal year-end of the Company, the Committee determined to eliminate in future the granting of stock options to directors and to replace them with Deferred Share Units. See *Director Deferred Share Unit Plan.*
9.	Board committees should generally be composed of outside directors, a majority of whom are unrelated.	Yes	All of the committees of the Board are composed entirely of unrelated and independent directors.

TSX Corporate Governance Guidelines	Does MDS Align?	Comments
10. Appoint a committee responsible for approach to corporate governance issues and the guidelines.	Yes	The Corporate Governance & Nominating Committee is responsible for the Company's approach to corporate governance. As part of its mandate, the Committee reviews its policies and procedures on a regular basis adopting best practices to the needs and circumstances of the Company.
11. a) Define limits to management's responsibilities by developing mandates for: i. the board; and ii. the chief executive officer.	Yes	As stated earlier, the Board has both statutory and regulatory duties and standards of care in its role of overseeing the management and affairs of the Company. In addition, under its mandate, the Board has defined duties, including contribution to and approval of all strategic plans and business plans and all significant initiatives including acquisitions, divestitures, financings and capital expenditures. In addition, through various committees, it oversees the development and implementation of processes for management of risk, succession planning, the Company's communication policy and the integrity of the Company's internal control and management systems. The CEO is charged with the general management and direction of the business and affairs of the Company and has specific objectives assigned to him and by which he is measured. See *Report on Executive Compensation, Chief Executive Officer Compensation.*
b) Board should approve the chief executive officer's corporate objectives.	Yes	
12. Establish procedures to ensure the board can function independently of management.	Yes	As noted earlier in the body of the Circular, the Board of Directors is composed of 10 directors, nine of whom are unrelated and independent. The Company has separated the roles of Chairman and CEO and the Chair is both unrelated and independent. The agendas for all committees are set by the Chairs of such committees in collaboration with management, and all such Chairs are unrelated and independent.
13. a) The audit committee should have a mandate which specifically defines the roles and responsibilities of the audit committee; b) All members should be outside directors.	Yes	The Audit Committee has a mandate which clearly defines its role and responsibilities and which was fully reviewed and updated in 2003. Each of the Committee members is unrelated and independent and each is financially literate. The Board has determined that the Chair has the necessary qualifications and/or experience to be considered an audit committee financial expert under applicable Canadian and US requirements.
14. Implement a system to enable individual directors to engage outside advisors, at the company's expense, in appropriate circumstances.	Yes	In performing its or their individual responsibilities, directors may, with the approval of the Corporate Governance & Nominating Committee, engage outside advisors at the Company's expense.

Schedule B: Key Committee Responsibilities

Audit

- Review of annual financial statements and review and approval of quarterly financial statements
- Review and approval of: material disclosures of a financial nature, Management's Discussion and Analyses, Annual Information Forms, and similar disclosure documents
- Review with management and the external auditors the appropriateness of the Company's accounting policies, disclosures, reserves, key initiatives and judgments
- Review with management the Company's major financial risk exposure and steps taken to monitor and control such exposure
- Review with management and the external auditors the effectiveness of the Company's internal controls over financial reporting and related information technology security and control
- Review with management and external counsel, as required, all legal matters which could reasonably be expected to have a material impact on the financial statements or accounting policies
- Recommend to the Board the nomination of the external auditors and approve the remuneration and terms of engagement of the auditors
- Evaluate the qualification, performance and independence of the external auditors
- Meet regularly with the external auditors, independent of management
- Report regularly to the Board and annually review its own performance

Human Resources & Compensation Committee

- Review the Company's overall human resource structure, principles and practices and approve any material changes thereto
- Review and report to the Board on the CEO's annual objectives and its assessment of the CEO's performance against such objectives
- Review and recommend to the Board the compensation of the CEO and review and approve compensation of senior officers of the Company
- Review and report to the Board on the Company's succession planning process for the CEO and other senior officers of the Company
- Review all compensation and share equity plans
- Review and recommend to the Board the form and adequacy of compensation for independent directors
- Report regularly to the Board and annually review its own performance

Corporate Governance & Nominating Committee

- Develop and recommend to the Board a set of corporate governance principles and practices
- Monitor on a regular basis the appropriateness and effectiveness of the Company's governance principles and practices
- Review, on a regular basis, external governance standards from a best practices basis
- Review, on a regular basis, the makeup of the Board in the context of the Company's evolving needs and assist in identifying and recommending candidates for Board members
- Develop policies or guidelines related to the size, composition, evaluation, term and tenure of the directors and committee members
- Report regularly to the Board and annually review its own performance

Environment, Health & Safety Committee

- Establish policies, programs and practices that will make the Company a leader in the management of its environmental affairs and in the management of the health and safety of its employees
- Provide assistance with the development of an EH&S five-year strategic plan and monitor its implementation
- Review and assess the EH&S management system and recommend to the Board action to maintain, strengthen or improve such system
- Receive reports of any significant EH&S incidents or occurrences and steps taken to address and mitigate recurrence thereof
- Report regularly to the Board and annually review its own performance



Science advancing health

MDS Inc.
100 International Blvd.
Toronto, Ontario
Canada M9W 6J6

www.mdsintl.com

MDS
Science advancing health

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY FOR THE ANNUAL MEETING OF SHAREHOLDERS Thursday, March 10, 2005

The undersigned shareholder of MDS Inc. (the "**Company**") hereby appoints James A. Garner, or, failing him, Peter E. Brent, or, instead of either of them ______________________* as proxy of the undersigned, to attend, act and vote in respect of all shares registered in the name of the undersigned at the Annual Meeting of the Shareholders of the Company to be held in Toronto, Ontario, Canada on Thursday, March 10, 2005 (the "Meeting"), and at any and all adjournments thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present.

* **Each shareholder has the right to appoint a person or company, who need not be a shareholder, to attend and act on his or her behalf at the Meeting, other than the person designated in this form of proxy. Such right may be exercised by striking out the printed names and by inserting in the space provided the name of the person or company to be appointed.**

This proxy will be voted in accordance with the instructions specified. ***Where no choice is specified, this proxy will be voted FOR the Election of Directors and FOR the Appointment of Auditors.*** Without limiting the general powers and authority hereby conferred on the proxy, the shares represented by this proxy are specifically directed to be voted or withheld from being voted as follows:

1. ☐ **Vote for** or ☐ **Withhold from voting** in the election of all director nominees
2. ☐ **Vote for** or ☐ **Withold from voting** in the Appointment of Auditors

This proxy confers discretionary authority for the above-named persons to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of Meeting accompanying this proxy and any other matter which may properly come before the Meeting.

Notes

- This proxy must be signed by a shareholder or his or her attorney duly authorized in writing . If you are an individual, please sign exactly as your shares are registered. If the shareholder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.
- If the shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of a deceased or other shareholder, the name must be printed in the space provided. This proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other shareholder must be attached to this proxy.
- Some shareholders may own shares as both a Registered Shareholder and as a Beneficial Shareholder, in which case, you may receive more than one Proxy Circular and will need to vote separately as a Registered Shareholder and as a Beneficial Shareholder. Beneficial Shareholders may be forwarded either a proxy already signed by the Intermediary or a voting instruction form to allow them to direct the voting of shares they beneficially own. Beneficial Shareholders should follow instructions for voting conveyed to them by their Intermediaries.
- If a share is held by two or more persons any one of them present or represented by proxy at the meeting may, in the absence of the other or others, vote at the meeting. However, if one or more of them are present or represented by proxy, they must vote together in respect of that share.

All shareholders should refer to the accompanying Proxy Circular for further information regarding completing and use of this proxy and other information pertaining to the meeting.

Please sign: X ______________________ Date ______________ 2005

Instructions for submitting your proxy

BY MAIL:
complete, sign and return this form in the envelope provided to the Company's transfer agent and registrar, CIBC Mellon Trust Company, at least 48 hours (excluding weekends and holidays) prior to the Meeting or any adjournment thereof. If this proxy is not dated, it will be deemed to be dated on the date upon which it was mailed to the Company

BY INTERNET:
Go to the website www.proxyvoting.com/MDS (English and French) and follow the instructions on the website.

BY TELEPHONE (from Canada or the United States):
Using a touch-tone phone, call toll free 1-866-271-1207 (English and French) and follow the voice instructions.

Control number:

Shareholder documents

To receive the Company's Interim Reports by mail in 2005, please complete the card enclosed and return it to CIBC Mellon Trust Company. OR
To receive shareholder documents by the Internet, including quarterly reports, complete and return the enclosed white consent form to CIBC Mellon Trust Company.

NOTE: French Interim Reports are only available electronically.

Form 52-109FT1 - Certification of Annual Filings during Transition Period

I, John A. Rogers, President and CEO, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of MDS Inc. (the issuer) for the period ending October 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: December 14, 2004

/s/ John A. Rogers
John A. Rogers, President & CEO

Form 52-109FT1 - Certification of Annual Filings during Transition Period

I, James A.H. Garner, Executive Vice-President Finance and CFO, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of MDS Inc. (the issuer) for the period ending October 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: December 14, 2004

/s/ James A. H. Garner
James A.H. Garner,
Executive Vice-President Finance and CFO